As filed with the Securities and Exchange Commission on November 3, 2016

                                  File No. 333-XXX
                                    811-9154
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. XX

                   Allstate Assurance Company Variable Life Account
                           (Exact Name of Registrant)

                          Allstate Assurance Company
                               (Name of Depositor)

                                 Street Address:
                               3075 Sanders Road
                           Northbrook, IL 60062-7127
              (Address of Depositor's principal executive offices)

                        Telephone Number: 1-800-366-1411
                           Fax Number: 1-866-525-5433

                               Angela K. Fontana
                 Vice President, Secretary and General Counsel
                           Allstate Assurance Company
                               3075 Sanders Road
                        Northbrook, Illinois 60062-7127
                    (Name and address of agent for service)


Copy to: Jan Fischer-Wade, Esquire
         Allstate Assurance Company
         2940 S. 84th Street, 1B3
         Lincoln, NE  68502

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24 of the Investment Company Act of 1940.

                          ALLSTATE FUTUREVEST VUL/SM/
                      VARIABLE ADJUSTABLE LIFE PROSPECTUS


          Flexible Premium Variable Adjustable Life Insurance Policies


                                   Issued by:
                           Allstate Assurance Company


                              In connection with:
           Allstate Assurance Company Variable Life Separate Account


                                Street Address:
                               3075 Sanders Road
                           Northbrook, IL 60062-7127


                                Mailing Address:
                                P.O. Box 660191
                             Dallas, TX 75266-0191


                        Telephone Number: 1-800-366-1411
                           Fax Number: 1-866-525-5433


This Prospectus describes information you should know before you purchase the Allstate FutureVest VUL/SM/ Flexible Premium Variable Adjustable Life Insurance Policy. Please read it carefully and retain it for your records.

This Policy is designed to provide both life insurance protection and flexibility in connection with Premium payments and Death Benefits. Subject to certain restrictions, you may vary the frequency and amount of Premium payments and increase or decrease the level of life insurance benefits payable under the Policy. The Policy may be unavailable for sale in some states. In addition, it may not be advantageous for you to replace existing insurance coverage or buy additional insurance coverage if you already own a variable life insurance policy.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is August XX, 2017.

                                 1  PROSPECTUS

TABLE OF CONTENTS
--------------------------------------------------------------------------------





                                                               PAGE
SUMMARY
     Description of the Policy and Policy Benefits               4
     Risks of the Policy                                         6
     The Portfolios And Associated Risks                         7
FEE TABLES
     Transaction Fees                                            9
     Periodic Charges Other Than Portfolio Operating
     Expenses                                                    9
     Optional Benefit Charges                                   10
     Portfolio Annual Expenses (as a percentage of Portfolio
     average daily net assets)                                  11
PURCHASE OF POLICY AND PREMIUMS
     Application for a Policy                                   11
     Premium Payments                                           12
     Premium Limits                                             12
     Safety Net Premium                                         12
     Modified Endowment Contracts                               13
     Allocation of Premiums                                     13
POLICY VALUE
     General                                                    13
     Accumulation Units                                         14
     Accumulation Unit Value                                    14
     Written Requests and Forms in Good Order                   14
     Postponement of Payments                                   14
TRANSFERS
     General                                                    14
     Transfers Authorized by Telephone                          15
     Dollar Cost Averaging                                      15
     Portfolio Rebalancing                                      15
     Market Timing & Excessive Trading                          16
     Trading Limitations                                        16
     Agreements to Share Information with Funds                 17
     Short Term Trading Fees                                    17
INVESTMENT AND FIXED ACCOUNT OPTIONS
     The Sub-Accounts and the Portfolios                        17
     Voting Rights                                              20
     Additions, Deletions and Substitutions of Securities       21
     The Fixed Account                                          21
     Asset Allocation Program                                   21
DEATH BENEFITS AND OPTIONAL INSURANCE
BENEFITS
     Death Benefits                                             22
     Death Benefit Options                                      22
     Change to Death Benefit Option                             23
     Change to Face Amount                                      23


                                                               PAGE
     Optional Insurance Benefits                                24
POLICY LOANS
     General                                                    25
     Loan Interest                                              26
     Loan Repayment                                             26
     Pre-Existing Loan                                          26
     Effect on Policy Value                                     26
SURRENDERS AND WITHDRAWALS
     Surrenders                                                 27
     Partial Withdrawal                                         27
SETTLEMENT                                                      28
LAPSE AND REINSTATEMENT
     Lapse and Grace Period                                     29
     Reinstatement                                              29
CANCELLATION RIGHTS
     Free-Look Period                                           29
CHARGES AND DEDUCTIONS
     Premium Expense Charge                                     29
     Monthly Deduction                                          29
     Policy Fee                                                 30
     Administrative Expense Charge                              30
     Mortality and Expense Risk Charge                          30
     Cost of Insurance Charge                                   30
     Rider Charges                                              31
     Separate Account Income Taxes                              31
     Portfolio Charges                                          31
     Surrender Charge                                           31
     Transfer Fee                                               32
GENERAL POLICY PROVISIONS
     Beneficiaries                                              32
     Assignment                                                 33
     Dividends                                                  33
ABOUT US
     Allstate Assurance Company                                 33
     The Separate Account                                       33
FEDERAL TAXES
     Introduction                                               33
     Taxation of the Company and the Separate Account           33
     Taxation of Policy Benefits                                34
     Employer Owned Life Insurance (a.k.a. "COLI")              34
     Modified Endowment Contracts                               35
     Income Tax Withholding                                     35
     Diversification Requirements                               36
     Ownership Treatment                                        36

                                2   PROSPECTUS

                                           PAGE
     Other Tax Considerations.              36
     Medicare Tax on Investment Income.     36
DISTRIBUTION                                36
LEGAL PROCEEDINGS                           37
LEGAL MATTERS                               37
FINANCIAL STATEMENTS                        38
ILLUSTRATION OF POLICY VALUES, DEATH
BENEFITS, AND NET SURRENDER VALUES          39
GLOSSARY OF SPECIAL TERMS                   42
WHERE YOU CAN FIND MORE INFORMATION         43

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. ALLSTATE ASSURANCE COMPANY DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

Capitalized terms used in this prospectus are defined where first used or in the Glossary beginning on page 42 of this prospectus.


                                 3   PROSPECTUS

SUMMARY
--------------------------------------------------------------------------------

DESCRIPTION OF THE POLICY AND POLICY BENEFITS

1. WHAT IS A FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY?

Your Policy is designed to be flexible to meet your specific life insurance needs. Your Policy has a Death Benefit, Policy Value (both terms defined below) and other features of life insurance providing fixed benefits. Your Policy is a "flexible premium" policy because you have a great amount of flexibility in determining when and how much Premium you want to pay. Your Policy is a "variable" policy because the Death Benefit and Policy Value may vary according to the investment performance of the Sub-Accounts to which you have allocated your Premiums. The Policy provides you with an opportunity to take advantage of any increase in your Policy Value but you also bear the risk of any decrease.

2. WHAT ARE THE PREMIUMS FOR THIS POLICY?

You have considerable flexibility as to the timing and amount of your Premiums. You have a required first year Premium for your Policy, which is based on your Policy's Face Amount and the Insured's age, sex and risk class. You do not have to pay the required Premium after the first Policy Year. However, to take advantage of the Safety Net Premium feature (discussed below), you must pay the cumulative Safety Net Premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code. For more information, please see "Purchase of Policy and Premiums" on page 11 and "Federal Taxes" beginning on page 33.

You also may establish a planned periodic Premium. You are not required to pay the planned periodic Premium and we will not terminate your Policy merely because you did not.

If you pay more Premium than permitted under section 7702A of the Tax Code, your Policy would be classified as a modified endowment contract, which would affect the federal income tax treatment of loans and withdrawals. For more information, see "Federal Taxes - Modified Endowment Contracts" on page 35.

3. WHAT IS THE SAFETY NET PREMIUM FEATURE?

Unless otherwise required by your state, we agree to keep the Policy (including any riders) in force for a specified period, regardless of the investment performance of the Sub-Accounts, as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the sum of monthly Safety Net Premiums on or before the Safety Net Premium guarantee expiry date shown in your Policy. If the Insured is age 60 or less at the Issue Date, the specified period is the first twenty Policy Years. If the Insured is age 61 to 75 at the Issue Date, it runs from the Issue Date until the next Policy Anniversary after the Insured's 80th birthday. If the Insured is over age 75 at the Issue Date, it runs from the Issue Date until five years after the issue date. For additional discussion, see "Purchase of Policy and Premiums
- Safety Net Premium" on page 12.

When the Safety Net Premium is not in effect, your Policy remains in force as long as the Net Surrender Value is large enough to pay the charges on your Policy as they come due. For more detail please see "Lapse and Reinstatement" on page 29.

4. HOW IS MY POLICY VALUE DETERMINED?

Your Premiums are invested in one or more of the Sub-Accounts or allocated to the Fixed Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Sub-Accounts of the Separate Account, plus the values in the Fixed Account and the Loan Account. Your Policy Value depends on the investment performance of the Sub-Accounts and the amount of interest we credit to the Fixed Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We have summarized the charges imposed under the Policy in "Fee Tables" and described them in more detail in "Charges and Deductions" on page 29. For additional discussion of your Policy Value, please see "Policy Value" on page 13.

5. WHAT ARE THE INVESTMENT CHOICES FOR THIS POLICY?

The Policy currently offers multiple investment options. You may invest in up to twenty-one (21) Sub-Accounts or twenty (20) Sub-Accounts plus the Fixed Account. Each Sub-Account invests in a single Portfolio. See "Investment and Fixed Account Options - The Sub-Accounts and the Portfolios" on page 17 for a listing of the Sub-Accounts currently available under the Policy. We also offer a Fixed Account option. You may transfer money among your investment choices, subject to restrictions. Please see "Risks of the Policy" on page 6 and "Transfers - Trading Limitations" on page 16.

As a Policy Owner you may also elect to participate in the asset allocation program for no additional charge. Asset allocation is the process by which your Policy Value is invested in different asset classes in a way that matches your risk tolerance, time horizon, and investment goals. By spreading your Policy Value across a range of asset classes, you may, over time, be able to reduce the risk of investment volatility and potentially enhance returns.

If you elect to participate in this program, you may select one of the currently available Morningstar ETF Allocation Series Portfolios. The Portfolios represent five different investment styles: Conservative, Income and Growth, Balanced, Growth, and Aggressive Growth. Each of the Morningstar ETF Allocation Series Portfolios is designed to meet the investment goals of the applicable investment style.


                                 4   PROSPECTUS

We recommend that you consult with your sales representative and obtain and read the prospectus for the Morningstar ETF Allocation Series carefully before participating in the asset allocation program. Asset allocation does not guarantee a profit or protect against loss in a declining market. Please see "Asset Allocation Program" on page 21 for more information.

6. HOW ARE MY PREMIUMS ALLOCATED?

Before your Premiums are allocated to the Policy Value, we deduct a Premium Expense Charge of 6.00%. For more detail, see "Charges and Deductions" on page
29. The amount remaining after the deduction of the Premium Expense Charge is called the Net Premium.

When you apply for the Policy, you specify in your application how to allocate your Net Premiums. You may change your allocations at any time by notifying us in writing at the address on the front cover of this Prospectus. See "Purchase of Policy and Premiums - Allocation of Premiums" on page 13.

Generally, we allocate your initial Premiums to the Sub-Accounts and the Fixed Account when we have received your Premium and underwriting approval. We reserve the right, however, to delay the allocation of your initial Premium to the Sub-Accounts as described in "Purchase of Policy and Premiums - Allocation of Premiums" on page 13. Furthermore, if there are outstanding requirements, your Premiums are not allocated until you satisfy those requirements. We generally allocate your other Premiums to the Sub-Accounts and the Fixed Account as of the date we receive your Premiums in our home office. However, we reserve the right to delay the allocation of any Premium that requires underwriting. In cases where premium allocations are delayed due to outstanding requirements, the premium is held in an account without interest until the policy can be issued.

In states that require a refund of premium, during the free-look period all premiums will be allocated to a fixed account. In those states, if you cancel your policy during this period, the greater of a) all premiums or b) Policy Value less any Policy Debt will be returned to you.

7. MAY I TRANSFER POLICY VALUE AMONG THE SUB- ACCOUNTS AND THE FIXED ACCOUNT?

You may transfer Policy Value among the Sub-Accounts and the Fixed Account by writing to or calling us at 1-800-366-1411. While you also may transfer amounts from the Fixed Account, certain restrictions may apply. While we currently are waiving the transfer fee, we reserve the right under your Policy to charge a transfer fee on certain transfers. See "Transfers" on page 14.

In addition, you may use our automatic Dollar Cost Averaging Program or our Portfolio Rebalancing Program, though you may not use both at the same time. For additional information, please see "Transfers - Dollar Cost Averaging" on page 15.

8. WHAT ARE THE DEATH BENEFIT OPTIONS?

While your Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Policy provides for two Death Benefit options you may choose between while the Insured is alive. Under Option 1, the Death Benefit is equal to the greater of your Policy's Face Amount or the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy's Face Amount plus the Policy Value on the Insured's date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charge. For additional information, please see "Policy Loans" on page 25 and "Death Benefits and Optional Insurance Benefits" on page 22.

9. HOW IS THE DEATH BENEFIT PAID?

While the Policy is in force and when the Insured dies, we pay a Death Benefit to your Beneficiary. Your Beneficiary may choose to receive the proceeds of the Policy in the form of a single payment or over a period under an optional payment plan. The Death Benefit proceeds are reduced by any amount you owe us, such as outstanding loans, loan interest or unpaid charges. The proceeds may be increased if, for example, you have added a rider that provides an additional benefit. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

10. CAN I INCREASE OR DECREASE MY POLICY'S FACE AMOUNT?

Yes, you have considerable flexibility to increase or decrease your Policy's Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending a written request to us. Your requested increase must be at least $10,000. If you request an increase, you must provide evidence of insurability to us that meets our standards. An increase in the Face Amount increases the charges deducted from your Policy Value. You may not decrease the Face Amount of your Policy below $100,000. We do not permit a Face Amount change if the Policy is in the Grace Period. For more detail, see "Death Benefits and Optional Insurance Benefits - Change to Face Amount" on page 23. In addition, modifying your Policy's Face Amount might have tax ramifications. For an additional discussion, please see "Federal Taxes" on page 33.


                                 5   PROSPECTUS

11. DO I HAVE ACCESS TO THE VALUE OF MY POLICY?

Yes. You may surrender your Policy at any time for its Net Surrender Value. Upon surrender, life insurance coverage under your Policy ends. We may subtract a surrender charge from your surrender proceeds during the first ten Policy Years and the first ten years following an increase to the Face Amount. For more information concerning the calculation of surrender charges, see "Charges and Deductions - Surrender Charge" on page 31.

You also may withdraw part of your Policy Value through a partial withdrawal, which must equal at least $500. In addition, the maximum partial withdrawal amount may not reduce the Face Amount below $25,000. For more detail, see "Surrenders and Withdrawals" on page 27.

Surrenders and withdrawals may have tax consequences. For an additional discussion, please see "Risks of the Policy" on page 6 and "Federal Taxes - Taxation of Policy Benefits" on page 34.

12. MAY I TAKE OUT A POLICY LOAN?

You may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to 75% of the Surrender Value so long as the Net Surrender Value after the loan is taken is sufficient to cover the most recent total monthly deduction times 3. Other restrictions may apply if your Policy is issued in connection with a Qualified Plan, however, currently we do not permit policies to be issued to Qualified Plans. For more detail, see "Policy Loans" on page 25. For a discussion regarding the possible tax consequences of loans, see "Federal Taxes" on page 33.

13. CAN I CANCEL MY POLICY?

You may cancel your Policy by returning it to us within thirty-one (31) days after you receive it, or after whatever longer period may be permitted by state law. During this period, all premiums will be allocated to a fixed account in states that require a refund of premium. If you return your Policy, the Policy terminates and, in most states, we pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. Your Policy contains specific information about your free-look rights in your state. For more information, see "Cancellation Rights - Free-Look Period," on page 29.


RISKS OF THE POLICY
1. IS MY POLICY VALUE GUARANTEED?

Your Policy Value is not guaranteed. However, the payment of the Death Benefit may be guaranteed under the Safety Net Premium feature. The value of your Policy fluctuates with the performance of the investment options you choose. Your investment options may not perform to your expectations. Your Policy Values in the Sub-Accounts may rise or fall depending on the performance of the Portfolios in which the Sub-Accounts invest and the charges under your Policy. For more detail, please see "The Portfolios and Associated Risks" on page 7 and "Investment and Fixed Account Options" on page 17. In addition, a guarantee with respect to interest rate applies only to the Fixed Account investment option.

2. IS THIS POLICY SUITABLE FOR SHORT-TERM SAVINGS?

No, you should not purchase the Policy if you may need to access the Policy Value within a short time. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered.

3. CAN MY POLICY LAPSE?

Your Policy could terminate if the value of your Policy becomes too low to support the Policy's monthly charges and the Safety Net Premium feature is not in effect. If this occurs, we notify you in writing. You will then have a 61-day Grace Period to pay additional amounts to prevent your Policy from terminating. We will send a written notice to you and any assignee of record at least 30 days before the end of the grace period. See "Lapse and Reinstatement" on page 29. If you have any outstanding Policy Loans when your Policy lapses, you may have taxable income as a result. See "Federal Taxes" on page 33.

4. ARE THERE RISKS INVOLVED WITH SPECIALIZED USES OF THE POLICY?

Because the Policy provides for an accumulation of Policy Values as well as Death Benefit, you may wish to use it for various individual and business planning purposes. Purchasing the Policy in part for such purposes may involve certain risks. For example, if the investment performance of the Sub-Accounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy Loans may significantly affect current and future Policy Value, Surrender Value or Death Benefit proceeds. The Policy is designed to provide benefits on a long-term basis. Before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. See "Federal Taxes" on page 33.

5. WHAT ARE THE LIMITATIONS ON WITHDRAWAL?

As noted above, the minimum withdrawal amount permitted is $500, and maximum partial withdrawal amount may not reduce the Face Amount below $25,000. After a partial withdrawal, the Net Surrender Value must be sufficient to cover the last monthly deduction times three.


                                 6   PROSPECTUS

While the surrender charge does not apply to partial withdrawals, we impose a $25 service fee on each withdrawal. Please note that withdrawals reduce your Policy's Death Benefit, See "Partial Withdrawals" on page 27. In addition, withdrawals may have tax consequences. See "Federal Taxes" on page 33.

6. WHAT ARE THE LIMITATIONS ON TRANSFER?

We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account. In addition, while we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 in certain circumstances. We reserve the right to limit transfers in any Policy Year, or to refuse any transfer request for a Policy Owner or certain Policy Owners. For example, we reserve the right to limit excessive trading and transfers that would disadvantage Policy Owners or have a detrimental effect on Accumulation Unit Values or the share price of any Portfolio. See "Transfers - Trading Limitations" on page 16.

7. WHAT ARE THE LIMITATIONS OR CHARGES ON SURRENDER OF THE POLICY?

You may surrender your Policy at any time. We deduct a surrender charge from the surrender proceeds. The surrender charge is calculated as described in "Charges and Deductions - Surrender Charge" on page 31. While the amount of the surrender charge decreases over time, it may be a substantial portion or even exceed your Policy Value. In the event the Surrender Charge exceeds the Policy Value, the amount we deduct upon surrender is limited to the Policy Value. In addition, the surrender of your Policy may have tax consequences. See "Federal Taxes" on page 33.

8. WHAT ARE THE RISKS OF TAKING A POLICY LOAN?

Taking a loan from your Policy may increase the risk that your Policy will lapse, may prevent you from satisfying the Safety Net cumulative premium requirements, will have a permanent effect on your Policy Value and will reduce the Death Proceeds. In addition, if your Policy is a modified endowment contract for tax purposes, taking a Policy Loan may have tax consequences. See "Federal Taxes - Modified Endowment Contracts" on page 35.

9. WHAT ARE THE TAX CONSEQUENCES OF BUYING THIS POLICY?

Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.

Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a modified endowment contract. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, Death Benefit payments under modified endowment contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of Premium. The income portion of the distribution is includible in your taxable income. In addition, an additional 10% federal penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. We will not accept any Premium that would cause the Policy not to qualify as a life insurance contract under the Tax Code. For more information on the tax treatment of the Policy, see "Federal Taxes" on page 33.

The death benefit of life insurance policies that were transferred for value may be subject to ordinary income taxes. Estate taxes may apply. Consult your tax advisor for additional information.


THE PORTFOLIOS AND ASSOCIATED RISKS
1. WHAT IS A PORTFOLIO?

Each of the Sub-Accounts invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 ("1940 Act") or a separate investment series of an open-end management investment company. Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies, which are described in the Prospectuses for the Portfolios. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other. Under the Policy, the Sub-Accounts currently invest in the Portfolios set forth in this Prospectus. Some of the Sub-Accounts described in this Prospectus may not be available under your Policy. For an additional discussion of the Portfolios, please see "Investment and Fixed Account Options - The Sub-Accounts and the Portfolios" on page 17.

2. WHAT ARE THE RISKS OF THE PORTFOLIOS?

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value or grow less than you expect, depending on the investment


                                 7   PROSPECTUS
performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. A description of each Portfolio's investment policies and a comprehensive statement of each Portfolio's risks may be found in its Prospectus. For additional information, please see "Investment and Fixed Account Options - The Sub-Accounts and the Portfolios" on page 17.

3. HOW CAN I LEARN MORE ABOUT THE PORTFOLIOS?

You should read the Portfolios' current Prospectuses for detailed information concerning their investment objectives and strategies, and their investment risks. You should read the Portfolios' Prospectuses before allocating amounts to the Sub-Accounts. If you do not have a Prospectus for a Portfolio, please contact us at the number listed on the first page of this Prospectus and we will send you a copy.


                                 8   PROSPECTUS

FEE TABLES
--------------------------------------------------------------------------------
THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THE FIRST TABLE DESCRIBES THE MAXIMUM FEES AND EXPENSES THAT YOU PAY AT THE TIME THAT YOU BUY OR SURRENDER THE POLICY OR TRANSFER FUNDS BETWEEN INVESTMENT OPTIONS.

                                TRANSACTION FEES


                      CHARGE                                 WHEN CHARGE IS DEDUCTED
------------------------------------------------- ---------------------------------------------
Premium Expense Charge                            When you pay a Premium.
Surrender Charge (per $1000 of Face Amount)       When you surrender your Policy during the
     (1)                                          first 10 Policy Years.
  INITIAL SURRENDER CHARGE FOR 45 YEAR-OLD MALE
  NON-SMOKER, $120,000 FACE AMOUNT
Partial Withdrawal Service Fee (2)                When you make a withdrawal.
Transfer Fee (3)                                  Second and each subsequent transfer in each
                                                  calendar month.
Loan Interest Rate (4)(5)                         When you have a Policy Loan



                      CHARGE                                     AMOUNT DEDUCTED
------------------------------------------------- --------------------------------------------
Premium Expense Charge                            6.00% of the Premium amount.
Surrender Charge (per $1000 of Face Amount)
     (1)
                                                  Maximum: $47.49 per $1000
                                                  Minimum: $4.48 per $1000
  INITIAL SURRENDER CHARGE FOR 45 YEAR-OLD MALE   $20.88 per $1000
  NON-SMOKER, $120,000 FACE AMOUNT
Partial Withdrawal Service Fee (2)                The lesser of 2% of amount withdrawn or
                                                  $ 25.00
Transfer Fee (3)                                  $10.00 maximum; $0 current
Loan Interest Rate (4)(5)                         Interest Rate on Preferred Loans 2%
                                                  Interest Rate on Standard Loans 3%

(1) The initial amount of the surrender charge generally equals the Initial Face Amount of your Policy multiplied by the applicable rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex, status as a smoker and appropriate surrender charge percentage for the Policy Year in which the surrender occurs. An additional surrender charge applies to Face Amount increases. The surrender charge shown in the table above may not be representative of the charge you would pay. Surrenders are not assessed a partial withdrawal fee. For more information about the surrender charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

(2)   A Surrender Charge is not assessed on a partial withdrawal.

(3) Currently, we are waiving this fee. The underlying Portfolios are authorized by SEC regulation to adopt and impose redemption fees of up to 2% of the amount transferred if a Portfolio's Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity. Currently, none of the Portfolios are imposing redemption fees. For more information see Short Term Trading Fees on page 17.

(4) When we make a Policy Loan, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. The amounts allocated to the Loan Account are currently credited with interest at 2%. For more information, see "Policy Loans" on page 25.

(5) Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.

THE TABLE BELOW DESCRIBES THE FEES AND EXPENSES THAT YOU PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING THE PORTFOLIO FEES AND EXPENSES. EACH OF THESE FEES IS CALCULATED MONTHLY AND DEDUCTED FROM YOUR POLICY VALUE AS PART OF THE MONTHLY DEDUCTION


            PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES


                 CHARGE                  WHEN CHARGE IS DEDUCTED                      AMOUNT DEDUCTED
--------------------------------------- ------------------------- --------------------------------------------------------
Cost of Insurance Charge (per           Monthly
 $1000 Net Amount at Risk) (1)
MAXIMUM AND MINIMUM COI                                           GUARANTEED:                  CURRENT:
 CHARGE AMONG ALL POSSIBLE INSUREDS:                              Maximum: $83.33 per $1000.   Maximum: $83.33 per $1000
                                                                  Minimum: $0.007 per $1000.   Minimum: $0.005 per $1000.
COI CHARGE FOR A 45-YEAR OLD MALE                                 GUARANTEED:                  CURRENT:
 NON-SMOKER, $120,000 FACE                                        $0.156 per $1000.            $0.156 per $1000.
 AMOUNT, AT ISSUE

                                9  PROSPECTUS

                CHARGE                   WHEN CHARGE IS DEDUCTED                         AMOUNT DEDUCTED
------------------------------------- ----------------------------- ----------------------------------------------------------
Administrative Expense Charge         Monthly during the first 30   Guaranteed Monthly rate: Same   Current Monthly rate:
 (tiered charge based upon per        Policy Years                  as current                      Maximum: $0.35 per $1000
 $1000 Initial Face Amount) (2)                                                                     Minimum: $0.06 per $1000.
Policy Fee                            Monthly                       Guaranteed: $15.00
Mortality and Expense Risk Charge     Monthly                       Guaranteed Monthly Rate:
 (as a percentage of total monthly                                  Policy Years 1-10: 0.071%
 Subaccount Value) (3)

(1) The cost of insurance charge varies based on individual characteristics such as the age, Policy Year, underwriting class, Face Amount and sex of the Insured. We determine the current cost of insurance rates, but we guarantee that we will never charge you a higher cost of insurance rate than the guaranteed rate shown in your Policy. We calculate a separate cost of insurance charge for any increase in the Face Amount based on the Insured's circumstances at the time of the increase. For more information about the calculation of the Net Amount at Risk and the cost of insurance charges, see "Charges and Deductions" on page 29. Net Amount at Risk is defined as (a) - (b), where (a) is the Death Benefit as of the prior Monthly Activity Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Activity Day.

  The cost of insurance charge shown in the table above may not be representative of the charge you would pay. For more information about the cost of insurance charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

(2) The monthly Administrative Expense Charge is 1/12 the annual rate. The maximum monthly rate for the Administrative Expense Charge is the same as current. The current monthly rate for Face Amounts in excess of $100,000 is $0.06 for $1,000.

(3) The guaranteed monthly mortality and expense risk charge is 0.058% for the first 10 Policy Years and 0.024% thereafter.

  We currently do not deduct a separate charge against the Separate Account for income taxes. In the future, however, we may impose such a charge if, in our sole discretion, we determine that we will incur a tax from the operation of the Separate Account.


                            OPTIONAL BENEFIT CHARGES


Currently, we are offering the following optional riders, which are subject to state availability. The charges for the riders you select are deducted monthly from your Policy Value as part of the Monthly Deduction or as noted. You may not be eligible for all optional Riders shown below. The benefits provided under each rider are summarized in "Optional Insurance Benefits" beginning on page 24 below:


                 OPTIONAL BENEFIT                  WHEN CHARGE IS DEDUCTED          AMOUNT DEDUCTED
------------------------------------------------- ------------------------- -------------------------------
Children's Level Term Rider (per $5,000 unit of            Monthly             $2.50 per unit per month
 coverage)
Accidental Death Benefit Rider (per $1,000 of              Monthly
 benefit amount) (1)
  MAXIMUM AND MINIMUM COI CHARGE AMONG                                      Maximum COI: $0.13 per $1,000
  ALL POSSIBLE INSUREDS:                                                    Minimum COI: $0.08 per $1,000
  COI CHARGE FOR A 45-YEAR OLD MALE                                             COI: $0.10 per $1,000
  NON-SMOKER, $120,000 FACE AMOUNT, AT ISSUE:
Continuation of Payment Rider (per $100 of                 Monthly
 benefit amount) (2)
  MAXIMUM AND MINIMUM COI CHARGE AMONG                                       Maximum COI: $1.54 per $100
  ALL POSSIBLE INSUREDS:                                                     Minimum COI: $0.248 per $100
  COI CHARGE FOR A 45-YEAR OLD MALE                                              COI: $0.636 per $100
  NON-SMOKER, $120,000 FACE AMOUNT, AT ISSUE:
Guaranteed Insurability Rider (3)                          Monthly
  MINIMUM AND MAXIMUM COI CHARGE AMONG                                      Maximum COI: $0.12 per $1,000
  ALL POSSIBLE INSUREDS:                                                    Minimum COI: $0.07 per $1,000

                                10  PROSPECTUS

              OPTIONAL BENEFIT                    WHEN CHARGE IS DEDUCTED           AMOUNT DEDUCTED
-------------------------------------------      -------------------------      ----------------------
  COI CHARGE FOR 30-YEAR OLD:                                                   COI: $0.11 per $1,000
Accelerated Death Benefit Rider, Terminal           When Benefit Elected        $150
 Illness
Accelerated Death Benefit Rider, Chronic            When Benefit Elected        $250
 Illness
Overloan Protection Rider                           When Benefit Elected         4.5% of Policy Value

(1) The applicable charge depends on the Insured's age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(2) The applicable charge depends on the Insured's sex and age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(3) The Guaranteed Insurability Rider can be elected only at Policy issue for insureds 38 years old and younger. The applicable charge depends on the Insured's age at issue. For more information about the charge that applies to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.


PORTFOLIO ANNUAL EXPENSES (AS A PERCENTAGE OF PORTFOLIO AVERAGE DAILY NET
ASSETS)

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. ADVISORS AND/OR OTHER SERVICE PROVIDERS OF CERTAIN PORTFOLIOS MAY HAVE AGREED TO WAIVE THEIR FEES AND/OR REIMBURSE PORTFOLIO EXPENSES IN ORDER TO KEEP THE PORTFOLIOS' EXPENSES BELOW SPECIFIED LIMITS. THE RANGE OF EXPENSES SHOWN IN THIS TABLE DOES NOT SHOW THE EFFECT OF ANY SUCH FEE WAIVER OR EXPENSE REIMBURSEMENT. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES APPEARS IN THE PROSPECTUS FOR EACH PORTFOLIO.


                                                                                             MINIMUM         MAXIMUM
Total Annual Operating Expenses(1) (expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and
other expenses)                                                                             0.10%          1.10%

(1) Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2015.

PURCHASE OF POLICY AND PREMIUMS
--------------------------------------------------------------------------------

APPLICATION FOR A POLICY. You may apply to purchase a Policy by submitting a written application to us at the address given on the first page of this Prospectus. The maximum issue age is 80. The minimum Face Amount for a Policy is $100,000. Before we issue a Policy, we require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law. We have described some of the variations from the information appearing in this Prospectus due to individual state requirements in the Statement of Additional Information or in endorsements to the Policy, as appropriate.

We issue your Policy when we have determined that your application meets our underwriting requirements. We apply our customary underwriting standards to the proposed Insured. If on the Issue Date there are outstanding requirements, we will allocate your Premium when all requirements have been met. An example of an outstanding requirement is an amendment to your application that requires your signature. In cases where premium allocations are delayed due to outstanding requirements, the premium is held in an account without interest until the policy can be issued. We commence coverage of the Insured under the Policy, on the later of: (i) the Issue Date, (ii) the date that we receive your first Premium, or (iii) the date that all underwriting requirements have been met.

If you pay a Premium with your application, we provide you with up to $1,000,000 of temporary conditional


                                11   PROSPECTUS
insurance if you meet all of the terms of the Temporary Insurance Agreement. The Temporary Insurance Agreement provides coverage during the underwriting of your application but only if you meet its requirements, including you are free of certain excluded medical conditions. This temporary conditional coverage starts when you complete your application and pay the first Premium, unless a medical exam or lab test results are required. In that event, temporary conditional coverage starts when all medical exams have been completed and lab specimens provided. The Issue Date determines Monthly Activity Days, Policy Months, and Policy Years.

PREMIUM PAYMENTS. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. You may also make a Monthly Automatic Payment.

You may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained in "Federal Taxes" beginning on page
33. Premiums must be sent to us at our address on the first page. Unless you request otherwise in writing, we treat all payments received while a Policy loan exists as new Premium.

Your Policy also shows a planned periodic Premium amount; however, you are not required to pay the planned periodic Premiums. You set the planned periodic Premium when you purchase your Policy. Your Policy will not lapse because you did not pay a planned periodic Premium.

Even if you pay all of the planned periodic Premiums, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net Premium amount and the Net Surrender Value is no longer enough to pay the Monthly Deductions. Please see the "Safety Net Premium" discussion just below. Yet, paying planned periodic Premiums will generally provide greater benefits than if a lower amount of Premium is paid.

PREMIUM LIMITS. Before we accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code. Accordingly, we will not accept any Premium that would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

Paying too much Premium also could cause your Policy to be treated as a "modified endowment contract" for federal income tax purposes. See "Modified Endowment Contracts" at page 35 below for more information.

SAFETY NET PREMIUM. The Safety Net Premium feature can enable you to keep your Policy (including any riders) in force during a specified period regardless of changes in the Policy Value. If the Insured is age 60 or less at the Issue Date, the specified period is the first 20 Policy Years. If the Insured is age 61 to 75 at the Issue Date, it runs from the Issue Date until the next Policy Anniversary after the Insured's 80th birthday. If the Insured is over age 75 at the Issue Date, it runs from the Issue Date until five years after the Issue Date.

Ordinarily, your Policy enters the Grace Period and may lapse if the Net Surrender Value is not sufficient to pay a Monthly Deduction when it is due. For additional discussion of lapse, please see "Lapse and Reinstatement" on page 29. Under the Safety Net Premium feature, however, we guarantee that, regardless of declines in your Policy Value, your Policy will not enter the Grace Period if your total Premiums paid since the Issue Date, less any partial withdrawals and outstanding Policy Loans, are greater than the monthly Safety Net Premium amount times the number of months since the Issue Date.

During the first Policy Year, the Safety Net Premium amount is the minimum Premium required in order to issue the Policy. In subsequent years, the Safety Net Premium is the same as that of the first year provided there are no changes made to your Policy. As a result, if you pay your required Premium on a timely basis, the Safety Net Premium feature remains in effect. Because the Safety Net Premium feature covers optional Riders, adding optional Riders to your Policy increases your Safety Net Premium amount. Face amount increases or decreases, partial withdrawals, and death benefit option changes may also affect the monthly Safety Net Premiums.

If at any time your total Premiums, less partial withdrawals and Policy Debt, are less than the product of the monthly Safety Net Premium times the number of Policy Months since the Issue Date, the Safety Net Premium guarantee ends. We will notify you and you will be given 61 days to satisfy any shortfall. If such payments are not made during this period, the Safety Net Premium provision will terminate. The Safety Net Premium feature can be reinstated at any time before the Safety Net expiry date if total premium payments received, less partial withdrawals and policy debt are greater than the sum of the required monthly safety net premiums. For more detail about the circumstances in which the Policy will lapse, see "Lapse and Reinstatement" on page 29.


                                12   PROSPECTUS

The following are examples of how the Safety Net Premium may change as a result of changes in your Policy:


                                                        MONTHLY
                                                       SAFETY NET
                   BASE POLICY                          PREMIUM
Face Amount $250,000, 45 Male Non-Smoker, Death
Benefit Option 1, no riders                           $ 211.88
              CHANGES TO BASE POLICY
Increase Face Amount to $300,000 in year 5            $ 263.92
Decrease Face Amount to $200,000 in year 5            $ 169.50
Partial Withdrawal of $3,000 in year 5                $ 209.34

MODIFIED ENDOWMENT CONTRACTS. Under certain circumstances, a Policy could be classified as a "modified endowment contract," which is a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Federal Taxes - Modified Endowment Contracts."

Your Policy could be a Modified Endowment Contract if, among other things, you pay too much Premium or if the Death Benefit is reduced. We monitor the status of your Policy and advise you if you need to take action to prevent the Policy from becoming a modified endowment contract. If you pay a Premium that would result in this classification, we notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy become a modified endowment contract. If, however, you choose to have your Policy become a modified endowment contract, we do not refund the Premium.

Your policy will be a Modified Endowment Contract if it is issued in exchange for a modified endowment contract issued by another insurer. Your policy will not be a modified endowment contract if it is issued in exchange for a non-modified endowment contract in a transaction that qualifies under Section 1035 of the Tax Code. However, paying additional premium into such a policy could cause it to become a modified endowment contract. For more information, please consult your tax advisor, and see "Replacement of Modified Endowment Contracts" in the Statement of Additional Information.

ALLOCATION OF PREMIUMS. Your Net Premiums are allocated to the Sub-Account(s) and the Fixed Account in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%. We allocate your subsequent Net Premiums in those percentages until you give us new allocation instructions.

Initially, you may allocate your Policy Value among twenty-one (21) options, counting each Sub-Account and the Fixed Account as one option. You may allocate Policy Value among these options from time to time so long as your Policy Value is spread among no more than the 21 options. In the future, we may change or waive this limit.

We allocate your initial Net Premium to the Sub-Accounts and the Fixed Account, as you have instructed us, on the Issue Date. If you do not pay the first Premium until after the Issue Date, we allocate your initial Net Premium to the Sub-Accounts and the Fixed Account on the date we receive it at the Home Office. If there are outstanding requirements when we issue the Policy, your Premiums are not allocated until all requirements are satisfied. In these cases, the premium is held in an account without interest until the outstanding requirements are satisfied. We do not credit earnings or interest before the Issue Date.

In most states, we will return your Policy Value, plus any charges previously deducted, if you cancel your Policy during the "free-look" period. However, in some states, we are required to return your Premium if you cancel your Policy during the "free-look" period. In those states, we will delay allocating your Premiums to the Sub-Accounts or to the Fixed Account until after the "free-look" period. In the interim, we allocate all of your Premiums to the Fixed Account only. For more information, please see "Cancellation Rights" on page 29.

POLICY VALUE
--------------------------------------------------------------------------------

GENERAL. Your Policy Value is the sum of the values of your interests in the Sub-Accounts of the separate account plus the value of the Fixed Account and the Loan Account. Your Policy Value changes daily to reflect the performance of the Sub-Accounts you have chosen, the addition of interest credited to the Fixed Account, the addition of Net Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Value.

On the Issue Date or, if later, the date your first Premium is received, we deduct the Monthly Deduction for the first Policy Month. We have described the formula to compute your portion of Policy Value in a particular Sub-Account in the Statement of Additional Information.

We make all calculations in connection with the Policy (other than the initial Premiums) on the date we receive your Premium or your request for other action, if that date is a Valuation Date. Otherwise, we make that determination on the next succeeding day that is a Valuation Date. Calculations for initial Premiums and Premiums requiring underwriting are made on the date your Net Premium is allocated to the Sub-Accounts and


                                13   PROSPECTUS
the Fixed Account, as described in "Allocation of Premiums" above.

ACCUMULATION UNITS. We determine the number of Accumulation Units in each Sub-Account to allocate to your Policy by dividing that portion of your Net Premium or other transaction allocated to a Sub-Account by that Sub-Account's Accumulation Unit Value on the Valuation Date when the allocation occurs.

ACCUMULATION UNIT VALUE. The Accumulation Unit Value for each Sub-Account varies to reflect the investment experience of the applicable Portfolio. We determine the Accumulation Unit Value for each Sub-Account on each Valuation Date by multiplying the Accumulation Unit Value on the preceding Valuation Date by the Net Investment Factor for that Sub-Account for the Valuation Period then ended.

The Net Investment Factor for each Sub-Account is (1) divided by (2), where:

1) equals (a) the net asset value per share of the Portfolio held in the Sub-Account at the end of the current Valuation Period, plus (b) the per share amount of any dividend or capital gains distribution made by the Portfolio during the current Valuation Period, plus or minus (c) a per share credit or charge with respect to any taxes which we paid or for which we reserved during the Valuation Period which are determined by us to be attributable to the operation of the Sub-Account (no federal income taxes currently are applicable); and

2) is the net asset value per share of the Portfolio held in the Sub-Account at the end of the previous Valuation Period.

Please refer to the Prospectuses for the Portfolios for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Sub-Account and, therefore, your Policy Value.

WRITTEN REQUESTS AND FORMS IN GOOD ORDER.
Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in "good order." Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

POSTPONEMENT OF PAYMENTS. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount for a total surrender or a partial withdrawal, the disbursement of a Policy Loan, or the payment of the Death Benefit Proceeds, in the following circumstances: (i) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings); (ii) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of the value of its net assets is not reasonably practicable; or (iii) at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days, we add interest at our current rate from the time you asked for the Surrender Value in accordance with applicable state law.

We may postpone paying any amount for a total surrender, a partial withdrawal, or the disbursement of a Policy Loan to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a total surrender, a partial withdrawal, or a Policy Loan will be paid within seven days.

TRANSFERS
--------------------------------------------------------------------------------

GENERAL. While the Policy is in force, you may transfer Policy Value among the Fixed Account and Sub-Accounts in writing or by telephone. Currently, there is no minimum transfer amount. We may set a minimum transfer amount in the future. In the future, we may charge you the transfer fee described on page 32, although currently we are waiving it.

You currently may not have Policy Value in more than twenty-one (21) options, counting each Sub-Account and the Fixed Account as one option. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit. We may waive this limit in the future.

Generally, we only make transfers on days when the NYSE is open for business. See "Policy Value" on page 13. If we receive your request on a day when the NYSE is not open for business, or if we receive your request after the close of business on the NYSE, we make the transfer on the first subsequent day on which the NYSE is open.

Special requirements apply to transfers from the Fixed Account. You may transfer a single payment from the Fixed Account to the Sub-Accounts only during the


                                14   PROSPECTUS

60-day period beginning on the Issue Date or each Policy Anniversary. We do not process transfer requests involving the Fixed Account at any other time, except transfers pursuant to a Dollar Cost Averaging or Portfolio Rebalancing program.

You may not transfer Policy Value or allocate new Premiums into the Fixed Account if transfers are being made out under the Dollar Cost Averaging program. However, we may waive or modify these restrictions on transfers from the Fixed Account.

This limit also applies to transfers under a Dollar Cost Averaging program, unless you choose to transfer your entire Fixed Account balance to Sub-Accounts. In that case, your maximum monthly transfer amount may not be more than 1/36th of your Fixed Account balance on the day of the first transfer.

The Policy permits us to defer transfers from the Fixed Account for up to six months from the date you request a transfer.

TRANSFERS AUTHORIZED BY TELEPHONE. You may make transfers by telephone. Telephone transfers may not be available if all lines are busy. In that case, you will need to submit a written request or try to call later. Please see the SAI for a description of our procedures for telephone transfers.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we request identifying information from persons purporting to authorize transfers. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

At any time, we may suspend, modify or terminate your privilege to make transfers via the telephone, or via other electronic or automated means specifically approved by the Company, including, but not limited to, automated telephone services, facsimile machine, e-mail and electronic services via online access. Among other things, we reserve the right to limit the number of such transfers among the Sub-Accounts in any Policy Year, or to refuse any telephone transfer request. We also reserve the right to restrict such transfers in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Policy Owners.

DOLLAR COST AVERAGING. Under our automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from the Fixed Account or a Sub-Account of your choosing so long as your Policy Value is spread among no more than twenty-one options, other Sub-Accounts or the Fixed Account. The interval between transfers may be monthly, quarterly, semi-annually or annually, at your option. There are no fees associated with the Dollar Cost Averaging program. Transfers made under a Dollar Cost Averaging program will not be assessed a transfer fee and do not count towards the number of transfers you can make before a transfer fee applies. The transfers are made at the Accumulation Unit Value on the date of the transfer. The transfers continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions. If you elect this program, the first transfer occurs one interval after you elect the Dollar Cost Averaging program. Your request to participate in this program is effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Please call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of transfer payments under a Dollar Cost Averaging program. Special restrictions apply to transfers from the Fixed Account. Please see "Transfers - General" on page 14 for a discussion of these restrictions.

The theory of Dollar Cost Averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount purchases more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program, nor does it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Sub-Account with more volatile performance experience is unlikely to produce the desired effects of Dollar Cost Averaging as would transfers from a less volatile Sub-Account. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time.

PORTFOLIO REBALANCING. Portfolio Rebalancing allows you to maintain the percentage of your Policy Value allocated to each Sub-Account or the Fixed Account or both at a preset level. Over time, the variations in each Sub-Account's investment results shift the balance of your Policy Value allocations. Under the Portfolio Rebalancing feature, we automatically transfer your Policy Value, including new Premiums, back to the percentages you specify. Portfolio Rebalancing is consistent with maintaining your desired allocation among the investment options.

You may choose to have rebalances made monthly, quarterly, semi-annually or annually. There are no fees associated with Portfolio Rebalancing. Transfers made under a Portfolio Rebalancing program will not be assessed a transfer fee and do not count towards the


                                15   PROSPECTUS
number of transfers you can make before a transfer fee applies. No more than twenty-one (21) Sub-Accounts, or twenty (20) Sub-Accounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time. Transfers from the Fixed Account under a Portfolio Rebalancing program are subject to the overall limit on transfers from the Fixed Account. Accordingly, if the total amount transferred from the Fixed Account in any Policy Year reaches that limit before the end of the year, we do not transfer additional amounts from the Fixed Account for Portfolio Rebalancing purposes until the next Policy Year. We automatically terminate this option if you request any transfers outside the Portfolio Rebalancing program. If you wish to resume the Portfolio Rebalancing after it has been canceled, then you must complete a new Portfolio Rebalancing form and send it to our home office.

You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the first page of this Prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application and specify the frequency, but not the date, for your first rebalancing, it occurs one interval after the Issue Date. Otherwise, your first rebalancing occurs one interval after we receive your completed request form. All subsequent rebalancings occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.

Generally, you may change the allocation percentages, frequency or choice of Sub-Accounts at any time. If you include the Fixed Account in a Portfolio Rebalancing program, however, in any consecutive twelve months you may not change the allocation percentages more than twice and the total change to the Fixed Amount allocation may not exceed 20%. We may waive this restriction.

If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of Portfolio Rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit or suspend Portfolio Rebalancing at any time.

MARKET TIMING & EXCESSIVE TRADING The Policies are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance and adversely affect your Policy Value. Our policy is not to accept knowingly any premium intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Policy if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Policy.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under "Trading Limitations." Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Sub-Accounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing and excessive trading, while others are prohibited, and the Sub-Account may experience the adverse effects of market timing and excessive trading described above.

TRADING LIMITATIONS. We reserve the right to limit transfers among the investment alternatives in any Policy Year, require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery, or to refuse any transfer request, if:

o we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Policy Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Policy Owners; or

o we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

o the total dollar amount being transferred, both in the aggregate and in the transfer request;


                                16   PROSPECTUS

o the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Sub-Account in a short period of time can constitute market timing);

o whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Sub-Account underlying Portfolios that we have identified as being susceptible to market timing activities (E.G., International, High Yield, and Small Cap Sub-Accounts);

o whether the manager of the underlying Portfolio has indicated that the transfers interfere with Portfolio management or otherwise adversely impact the Portfolio; and

o    the investment objectives and/or size of the Sub-Account's underlying
     Portfolio.

We seek to uniformly apply these trading limitations to all trades, including those that occur through omnibus accounts at intermediaries. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Policy Owner has engaged in market timing or excessive trading activity, we will require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery. If we determine that a Policy Owner continues to engage in a pattern of market timing or excessive trading activity we will restrict that Policy Owner from making future additions or transfers into the impacted Sub-Account(s) or will restrict that Policy Owner from making future additions or transfers into the class of Sub-Account(s) if the Sub-Accounts(s) involved are vulnerable to arbitrage market timing trading activity (E.G., International, High Yield, and Small Cap Sub-Accounts).

In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.

AGREEMENTS TO SHARE INFORMATION WITH FUNDS.
Under the Investment Company Act of 1940, Allstate Assurance Company has entered into information sharing agreements with each of the fund companies whose funds are offered under the Policy. Policy Owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and Allstate Assurance Company's trading policy. Under these agreements, Allstate Assurance Company is required to share information regarding Policy Owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about Policy Owner transactions, this information may include personal Policy Owner information, including names and social security numbers or other tax identification numbers. As a result of this information sharing, a fund company may direct us to restrict a Policy Owner's transactions if the fund determines that the Policy Owner has violated the fund's frequent trading policies. This could include the fund directing us to reject any allocations of premium or Policy value to the fund.

SHORT TERM TRADING FEES. The underlying Portfolios are authorized by SEC regulation to adopt and impose redemption fees if a Portfolio's Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity and/or holding periods that can reduce or dilute the value of outstanding shares issued by the Portfolio. The Portfolio will set the parameters relating to the redemption fee and such parameters may vary by Portfolio. If a Portfolio elects to adopt and charge redemption fees, these fees will be passed on to the Policy Owner(s) responsible for the short-term transfer activity generating the fee.

We will administer and collect redemption fees and forward these fees to the Portfolio. Please consult the Portfolio's prospectus for more complete information regarding the fees and charges associated with each Portfolio.

INVESTMENT AND FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------

THE SUB-ACCOUNTS AND THE PORTFOLIOS. Each of the Sub-Accounts of the Separate Account invests in the shares of one of the Portfolios. The income and realized and unrealized gains or losses on the assets of each Sub-Account are separate and are credited to or charged against the particular Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other part of our business. We use the Net Premiums you allocate to a Sub-Account to purchase shares in the corresponding Portfolio and redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Each Portfolio is either an open-end management investment company registered under the 1940 Act or a separate investment series of an open-end management investment company.


                                17   PROSPECTUS

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio is subject to certain investment restrictions and policies, which may not be changed without the approval of a majority of the shareholders of the Portfolio. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives.

We have briefly described the Portfolios below. The Sub-Accounts investing in certain Portfolios may not be available in all states. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. We will mail to you a prospectus for each Portfolio related the Sub-Accounts to which you allocate your premium.

YOU SHOULD CAREFULLY CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND

EXPENSES OF THE INVESTMENT ALTERNATIVES WHEN MAKING AN ALLOCATION TO THE

SUB-ACCOUNTS. TO OBTAIN ANY OR ALL OF THE UNDERLYING PORTFOLIO PROSPECTUSES,
              --------------------------------------------------------------
PLEASE CONTACT US AT 1-800-366-1411.
------------------------------------

VARIABLE INSURANCE PORTFOLIOS MIGHT NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM SIMILARLY NAMED RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A VARIABLE INSURANCE PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF A SIMILARLY NAMED RETAIL MUTUAL FUND.


Sub-Accounts                                         Investment Objective
 AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
 Invesco V.I. American Value Fund - Series I         To provide above-average total return over a market
                                                     cycle of three to five years by investing in common
                                                     stocks and other equity securities
 Invesco V.I. Diversified Dividend Fund - Series I   To provide reasonable current income and long-term
                                                     growth of income and capital
 Invesco V.I. High Yield Fund - Series I             Total return comprised of current income and capital
                                                     appreciation
 Invesco V.I. International Growth Fund - Series I   Long-term growth of capital
 Invesco V.I. Mid Cap Growth Fund - Series I         To seek capital growth
 Invesco V.I. Value Opportunities Fund - Series I    Long-term growth of capital
 THE ALGER PORTFOLIOS
 Alger Balanced Portfolio - Class I-2                Current income and long-term capital appreciation
 Alger Capital Appreciation Portfolio - Class I-2    Long-term capital appreciation
 Alger Mid Cap Growth Portfolio - Class I-2          Long-term capital appreciation
 Alger Small Cap Growth Portfolio - Class I-2        Long-term capital appreciation



Sub-Accounts                                         Investment Advisor
 AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
 Invesco V.I. American Value Fund - Series I
 Invesco V.I. Diversified Dividend Fund - Series I
                                                     INVESCO ADVISERS, INC.
 Invesco V.I. High Yield Fund - Series I
 Invesco V.I. International Growth Fund - Series I
 Invesco V.I. Mid Cap Growth Fund - Series I
 Invesco V.I. Value Opportunities Fund - Series I
 THE ALGER PORTFOLIOS
 Alger Balanced Portfolio - Class I-2
 Alger Capital Appreciation Portfolio - Class I-2
                                                     FRED ALGER MANAGEMENT,
                                                     INC.
 Alger Mid Cap Growth Portfolio - Class I-2
 Alger Small Cap Growth Portfolio - Class I-2

                                18  PROSPECTUS

Sub-Accounts                                          Investment Objective
 FIDELITY(Reg. TM) VARIABLE INSURANCE PRODUCTS
 Fidelity VIP Contrafund(Reg. TM) Portfolio - Initial Long-term capital appreciation
  Class
 Fidelity VIP Disciplined Small Cap Portfolio -       Seeks capital apprecitation
  Initial Class
 Fidelity VIP Emerging Markets Portfolio -            Capital appreciation
  Initial Class
 Fidelity VIP Equity-Income Portfolio - Initial       Reasonable Income. The fund will also consider the
  Class                                               potential for capital appreciation. The fund's goal is to
                                                      achieve a yield which exceeds the composite yield on the
                                                      securities comprising the S&P 500(Reg. TM) Index
 Fidelity VIP Government Money Market                 As high a level of current income as is consistent with
  Portfolio - Initial Class                           preservation of capital and liquidity
 Fidelity VIP Growth Portfolio - Initial Class        To achieve capital appreciation
 Fidelity VIP Index 500 Portfolio - Initial Class     Investment results that correspond to the total return of
                                                      common stocks publicly traded in the United States, as
                                                      represented by the S&P 500(Reg. TM) Index.
 Fidelity VIP Investment Grade Bond Portfolio -       As high a level of current income as is consistent with
  Initial Class                                       the preservation of capital
 Fidelity VIP Mid Cap Portfolio - Initial Class       Long-term growth of capital
 Fidelity VIP Real Estate Portfolio - Initial Class   Above-average income and long-term capital growth,
                                                      consistent with reasonable investment risk
 Fidelity VIP Overseas Portfolio - Initial Class      Long-term growth of capital
 Fidelity VIP Value Portfolio - Initial Class         Seeks capital apprecitation
 ALPS VARIABLE INVESTMENT TRUST (1)
 Morningstar Aggressive Growth ETF Asset              Capital appreciation
  Allocation Portfolio Class I
 Morningstar Balanced ETF Asset Allocation            Capital appreciation and some current income
  Portfolio Class I
 Morningstar Conservative ETF Asset Allocation        Current income and preservation of capital
  Portfolio Class I
 Morningstar Growth ETF Asset Allocation              Capital appreciation
  Portfolio Class I
 Morningstar Income and Growth ETF Asset              Current income and capital appreciation
  Allocation Portfolio Class I



Sub-Accounts                                          Investment Advisor
 FIDELITY(Reg. TM) VARIABLE INSURANCE PRODUCTS
 Fidelity VIP Contrafund(Reg. TM) Portfolio - Initial
  Class
 Fidelity VIP Disciplined Small Cap Portfolio -
  Initial Class
 Fidelity VIP Emerging Markets Portfolio -
  Initial Class
 Fidelity VIP Equity-Income Portfolio - Initial
  Class
 Fidelity VIP Government Money Market
  Portfolio - Initial Class
                                                      FIDELITY MANAGEMENT &
                                                      RESEARCH COMPANY (FMR)
 Fidelity VIP Growth Portfolio - Initial Class
 Fidelity VIP Index 500 Portfolio - Initial Class
 Fidelity VIP Investment Grade Bond Portfolio -
  Initial Class
 Fidelity VIP Mid Cap Portfolio - Initial Class
 Fidelity VIP Real Estate Portfolio - Initial Class
 Fidelity VIP Overseas Portfolio - Initial Class
 Fidelity VIP Value Portfolio - Initial Class
 ALPS VARIABLE INVESTMENT TRUST (1)
 Morningstar Aggressive Growth ETF Asset
  Allocation Portfolio Class I
 Morningstar Balanced ETF Asset Allocation
  Portfolio Class I
 Morningstar Conservative ETF Asset Allocation
                                                      ALPS ADVISORS, INC.
  Portfolio Class I
 Morningstar Growth ETF Asset Allocation
  Portfolio Class I
 Morningstar Income and Growth ETF Asset
  Allocation Portfolio Class I

                                19  PROSPECTUS

Sub-Accounts                                          Investment Objective
 JANUS ASPEN SERIES
 Janus Aspen Perkins Mid Cap Value Portfolio -        Capital appreciation
  Institutional Shares
 Janus Aspen Series Balanced Portfolio -              Long-term capital growth, consistent with preservation
  Institutional Shares                                of capital and balanced by current income
 Janus Aspen Series Enterprise Portfolio -            Long-term growth of capital
  Institutional Shares
 Janus Aspen Series Flexible Bond Portfolio -         Maximum total return, consistent with preservation of
  Institutional Shares                                capital
 Janus Aspen Series Forty Portfolio - Institutional   Long-term growth of capital
  Shares
 Janus Aspen Series Global Technology Portfolio       Long-term growth of capital
  - Institutional Shares
 Janus Aspen Series Janus Portfolio - Institutional   Long-term growth of capital
  Shares



Sub-Accounts                                          Investment Advisor
 JANUS ASPEN SERIES
 Janus Aspen Perkins Mid Cap Value Portfolio -
  Institutional Shares
 Janus Aspen Series Balanced Portfolio -
  Institutional Shares
 Janus Aspen Series Enterprise Portfolio -
  Institutional Shares
 Janus Aspen Series Flexible Bond Portfolio -         JANUS CAPITAL MANAGEMENT
  Institutional Shares                                LLC
 Janus Aspen Series Forty Portfolio - Institutional
  Shares
 Janus Aspen Series Global Technology Portfolio
  - Institutional Shares
 Janus Aspen Series Janus Portfolio - Institutional
  Shares

(1) The Ibbotson ETF Allocation Series Portfolios invest in underlying ETFs and will indirectly bear their proportionate share of any fees and expenses payable directly by the underlying ETFs. As a result, the Portfolios may incur higher expenses, many of which may be duplicative.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

Some of the Portfolios have been established by investment advisors, which manage retail mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after retail mutual funds, you should understand that the Portfolios are not otherwise directly related to any retail mutual fund. Consequently, the investment performance of retail mutual funds and any similarly named Portfolio may differ substantially.

Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Policy Owners will not bear the attendant expenses.

VOTING RIGHTS. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Sub-Accounts to which you have allocated your Policy Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We notify you when your instructions are needed and provide proxy materials or other information to assist you in understanding the matter at issue. We determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

In most cases, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send written voting instructions to us, we follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send written instructions, we vote the shares attributable to your Policy in the same proportions as the shares for which we have received instructions from other Policy Owners. While proportional voting guarantees all outstanding shares of a Portfolio are voted, it can lead to a small number of shareholders determining the outcome of a proxy.

We may, when required by state insurance regulatory authorities, disregard Policy Owner voting instructions if the instructions would cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Policy Owners in the investment objectives or the investment advisor of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state


                                20   PROSPECTUS
regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy Owners, and we may choose to do so.

ADDITIONS, DELETIONS AND SUBSTITUTIONS OF SECURITIES.

o    to operate the Separate Account in any form permitted by law;

o to take any action necessary to comply with, or obtain and continue any exemption from, applicable laws;

o to transfer assets from one Sub-Account to another, or to our general account;

o    to add, combine, or remove Sub-Accounts in the Separate Account;

o to assess a charge for taxes attributable to the operations of the Separate Account or for other taxes, as described in "Charges and Deductions"; and

o to change the way in which we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

o    De-register the separate account under the Investment Company Act of 1940;

o Manage the separate account under the direction of a committee or discharge such committee at any time;

o Restrict or eliminate any voting rights of policy owners or other persons who have voting rights as to the separate account;

o    Combine the separate account with one or more other separate accounts; and

o Transfer assets of the separate account, which we determine to be associated with the class of policies to which this policy belongs, to another separate account. If this type of transfer is made, the term "separate account", as used in this policy, shall mean the separate account to which the assets were transferred.

THE FIXED ACCOUNT. The portion of the Policy relating to the Fixed Account is not registered under the Securities Act of 1933 ("1933 Act") and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the disclosure regarding the Fixed Account has not been reviewed by the staff of the SEC. The statements about the Fixed Account in this Prospectus may be subject to generally applicable provisions of the federal securities laws regarding accuracy and completeness.

You may allocate part or all of your Premiums to the Fixed Account in states where it is available. Amounts allocated to the Fixed Account become part of the general assets of Allstate Assurance Company. Allstate Assurance Company invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We credit interest to amounts allocated to the Fixed Account at an effective annual rate of at least 2%. We are not obligated to, but we may credit interest at a higher rate. You assume the risk that the interest rate credited to the Fixed Account may be no higher than 2%.

ASSET ALLOCATION PROGRAM As a Policy Owner, you may elect to participate in the optional asset allocation program for no additional charge to you. The asset allocation program can be elected at issue or any time your Policy is inforce. The asset allocation program provides Policy Owners with an assessment questionnaire to help them determine their investment time horizon and tolerance for risk. The questions on the questionnaire have been provided by ALPS, Inc. and Morningstar Associates and included in the asset allocation program information developed and provided by us. Based on the answers to the questionnaire, one of five asset allocation Sub-Accounts, the Morningstar ETF Asset Allocation Series Portfolios, is recommended. These portfolios are managed such that the allocations between different asset classes remain consistent with the qualities identified during the initial assessment. The objective of each asset allocation Sub-Account is to provide disciplined, diversified access to a variety of asset classes that is consistent with an investor's risk profile and investment time horizon.

Asset allocation is the process by which your Policy Value is invested in different asset classes in a way that matches your risk tolerance, time horizon, and investment goals. Theoretically, different asset classes tend to behave differently under various economic and market conditions. By spreading your Policy Value across a range of asset classes, you may, over time, be able to reduce the risk of investment volatility and potentially enhance returns. Asset allocation does not guarantee a profit or protect against loss in a declining market.

If you elect to participate in this program at issue, you may select one of the currently available Morningstar ETF Asset Allocation Series Portfolios. The Portfolios, advised by ALPS Advisers, Inc. and sub-advised Morningstar Associates, Inc., represent five different


                                21   PROSPECTUS
investment styles: Conservative, Income and Growth, Balanced, Growth, and Aggressive Growth. Each of the Morningstar ETF Asset Allocation Series Portfolios is designed to meet the investment goals of the applicable investment style. Once you select a Morningstar ETF Asset Allocation Series Portfolio, your Policy Value will be allocated to the corresponding Morningstar ETF Asset Allocation Series Sub-Account. Additional investment options available with the asset allocation program at issue include the Fixed Account and the Fidelity VIP Government Money Market Sub-Account. We recommend that you consult with your sales representative and obtain and read the prospectus for the Morningstar ETF Asset Allocation Series carefully before participating in the asset allocation program.

Once your policy is in force you may elect to participate in the asset allocation program if it was not elected at time of issue. You may also allocate Policy Value among the Morningstar ETF Asset Allocation Series Portfolios and any other investment options offered on your Policy as desired once your policy is in force. You can discontinue participation in the asset allocation program at any time by submitting a Fund Change form. Each transfer you make to modify your asset allocation program will count towards the number of transfers you can make without paying a transfer fee. You may want to consult with your sales representative before making a change to the asset allocation program to help you determine if the change is appropriate for your needs.

Although it is not advised, the Morningstar ETF Asset Allocation Series Portfolios Sub-Accounts could be invested in without completing the assessment questionnaire. This is not advised because the differing responses to the questionnaire are what have been used to develop the investment styles of the five Morningstar ETF Series Portfolios.

Allstate Assurance Company, the principal underwriter of the Policy and ADLLC, the distributor of the Policy, do not intend to provide any personalized investment advice in connection with the asset allocation program and you should not rely on this program as providing individualized investment recommendations to you. Policy Owners should ultimately rely on their own judgment and/or the judgment of a financial advisor in making their financial decisions.

The asset allocation program can be used in conjunction with our Dollar Cost Averaging program or Portfolio Rebalancing program. We reserve the right to terminate the asset allocation program at any time. If the program is terminated, but the Morningstar ETF Asset Allocation Series Portfolios are still available, the policyholder's allocation will remain in the Morningstar ETF Asset Allocation Series Portfolios Sub-Accounts previously elected.

DEATH BENEFITS AND OPTIONAL INSURANCE BENEFITS
--------------------------------------------------------------------------------

DEATH BENEFITS. While your Policy is in force, we pay the Death Benefit proceeds upon the death of the Insured. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in "Settlement," we pay the Death Benefit proceeds in a one sum or under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. Riders which may impact the death benefit include the Accidental Death Benefit Rider, the Overloan Protection Rider, and the Accelerated Death Benefit Riders. Please see "Optional Insurance Benefits" beginning on page 24. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied. The amount of the Death Benefit is based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.

DEATH BENEFIT OPTIONS. You may choose one of two Death Benefit Options:

     Option 1: the Death Benefit is the greater of: (a) the Face Amount of the
     ---------
     Policy on the date of death; or (b) the Policy Value multiplied by the applicable corridor percentage as described below, and as set forth in your Policy. Option 1 is designed to provide a specific amount of Death Benefit that generally does not vary with changes in the Policy Value. As your Policy Value increases, the Net Amount at Risk under your Policy generally decreases, unless your Policy Value is sufficiently large to require that the Death Benefit be determined using the applicable corridor percentage.

     Option 2: the Death Benefit is the greater of: (a) the Face Amount plus
     ---------
     the Policy Value on the date of death; or (b) the Policy Value multiplied by the applicable corridor percentage. Under Option 2, the amount of the Death Benefit generally increases to reflect increases in the Policy Value. Under this option your Policy generally involves a constant Net Amount at Risk.

Your Policy has a minimum Death Benefit. While your Policy remains in force, we guarantee that the Death


                                22   PROSPECTUS

Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. The corridor percentages are based upon the age of the Insured. The applicable corridor percentage decreases from 250% at age 40 or less to 100% at age 100 or above.

Since the cost of insurance charge is based upon the net amount at risk, it generally is less under a Policy with an Option 1 Death Benefit than one with an Option 2 Death Benefit. As a result, if the Sub-Accounts you select experience favorable investment results, your Policy Value tends to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 increases or decreases directly with changes in Policy Value. Thus, for a given Premium and Face Amount, you may prefer Option 1 if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

Example of Applicable Corridor Percentage. The corridor percentages are set so
------------------------------------------
as to seek to ensure that the Policies qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount). For example, if in the example below the Policy Owner paid a Net Premium of $40,000 and the Policy Value increased to $48,000 and then decreased to $34,000, the changes in Policy Value would have the following effects on the Death Benefit:


            EXAMPLES                        A                  B
--------------------------------      -------------      -------------
Face Amount                           $100,000           $100,000
Death Benefit Option                         1                  1
Insured's Attained Age                      45                 45
Policy Value on Date of Death         $ 48,000           $ 34,000
Applicable Corridor Percentage             215%               215%
Death Benefit                         $103,200           $100,000

In Example A, the Death Benefit equals $103,200, i.e., the greater of $100,000 (the Face Amount) and $103,200 (the Policy Value at the Date of Death of $48,000, multiplied by the corridor percentage of 215%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $73,100 (the Policy Value of $34,000 multiplied by the corridor percentage of 215%).

CHANGE TO DEATH BENEFIT OPTION. After the first Policy Year, you may change the Death Benefit Option by writing to us at the address given on the first page of this Prospectus. If you ask to change from Option 2 to Option 1, we increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we decrease the Face Amount of your Policy by the amount of the Policy Value. The change takes effect on the Monthly Activity Day on or immediately following the day we receive your written request. We do not currently require you to prove insurability for a Death Benefit Option change.

You may not change the Death Benefit Option under your Policy if afterward the Face Amount remaining in force would be less than $100,000.

CHANGE TO FACE AMOUNT. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount changes the net amount at risk and, therefore, changes the cost of insurance charges on your Policy. The change will take effect on the Monthly Activity Day after we approve the request. We do not permit a Face Amount change if the Policy is in the Grace Period.

If you request a decrease in Face Amount, we first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We do not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $100,000. A decrease in the Face Amount affects the Safety Net Premium, if applicable. A Face Amount decrease will not be subject to a partial withdrawal fee, even if the reduction triggers a mandatory withdrawal of funds from this Policy.

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured is insurable. We do not permit any increase in Face Amount after the Insured's 80th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months.

You should be aware that an increase in the Face Amount of your Policy affects the cost of insurance charges applicable to your Policy. As noted above, we deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also increases the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Net Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. As described in "Surrender Charge" on page 31 of this Prospectus, if you increase the Face Amount of your Policy, your maximum surrender charge also increases. Finally, increases in the Face Amount of your Policy also increase the Safety Net Premium amount. Modifying the Policy's Face Amount


                                23   PROSPECTUS
may have tax ramifications. For additional information, please see "Federal Taxes" on page 33.

OPTIONAL INSURANCE BENEFITS. You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We require evidence of insurability before we issue a rider to you. We deduct the cost of any riders as part of the Monthly Deduction. Adding a Rider may also increase the Safety Net Premium amount for your Policy. The riders we currently offer are described below. All of these riders may be added to your Policy at any time except the Guaranteed Insurability Rider and the Overloan Protection Rider, which are only available at Policy issue. All of these riders may not be available in all states. In our discretion, we may offer additional riders or stop offering a rider.

All riders can be concurrently elected. Riders requiring an additional cost will reduce your Policy Value due to the cost of the Rider.

o    Children's Level Term Rider.

This rider provides for level term insurance on the Insured's children, as defined in the rider. We provide coverage until the earlier of the child's 25th birthday or the Insured's age 65. We pay the Death Benefit to the person designated by you. If the Insured dies while the rider is in effect, we convert the coverage on each child to paid-up term insurance that remains in force until the child reaches age 25. The rider may be exchanged for a new term policy on the earlier of each child's 25th birthday, or the Insured's age 65. We do not require evidence of insurability to exchange the rider.

o    Accidental Death Benefit Rider.

Under this rider, we provide additional insurance if the Insured dies from accidental bodily injury as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the next Policy Anniversary after the Insured's 70th birthday; or (3) you ask to end the rider.

o    Continuation of Payment Rider.

Under this rider, we contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the Insured reaches age 60; or (3) you ask to end the rider.

o    Accelerated Death Benefit Rider, Terminal Illness.

This rider provides for an advance of a portion of the Death Benefit if the Insured is diagnosed with a terminal illness and satisfactory proof of the terminal illness is provided to us. A terminal illness is a medical condition of the Insured that, not withstanding medical care, will result in death within twelve months, or as otherwise provided by applicable state law. You may add this rider after your Policy is issued if the rider is available in your state. There is no additional cost for this rider. The maximum accelerated death benefit you may receive is the lesser of:

     (i) 80% of the Death Benefit as of the date the first request is paid; or

     (ii) $250,000, including all other accelerated benefit amounts paid under all policies issued by us on the life of the Insured.

The Death Benefit and Policy Value of your Policy are reduced if an accelerated benefit is paid. The amount of Death Benefit that you request to accelerate is reduced by:

     (i) any due and uncollected Monthly Deductions, or unpaid required Premium if a claim occurs during a Grace Period;

     (ii) if allowed in your state, an administrative expense charge of up to $150 for each accelerated benefit request;

     (iii) pro-rata amount of any outstanding Policy Loan; and

     (iv) twelve-month actuarial discount that reflects the early payment of the accelerated benefit amount.

If your Policy was issued in connection with a Qualified Plan, we may not be able to offer you some of the benefits provided by these riders.

Accelerated Death Benefit Rider, Chronic Illness

This rider provides for an acceleration of a portion of the Death Benefit if the Insured has been certified by a licensed health care practitioner as a chronically ill individual who is:

     Permanently unable to perform, without substantial assistance from another individual, at least two activities of daily living for a period of at least 90 consecutive days due to loss of functional capacity; or

     Requiring substantial supervision to protect such individual from threats to health and safety due to permanent severe cognitive impairment.

You may add this rider after your Policy is issued if the rider is available in your state. There is no additional cost for this rider. The maximum lifetime benefit you may receive is the lesser of:

     (i) 80% of the Death Benefit as of the initial election date; or

     (ii) $1,000,000.

The insured can take an accelerated death benefit once every 12 months up to a maximum payout at each election date.

The minimum payout you may receive is the lesser of:

     5% of the eligible death benefit on the initial election date; or


                                24   PROSPECTUS

     $50,000.

The maximum payout you may receive is the lesser of:

     20% of the eligible death benefit; or

     $250,000 at each election date.

The maximum payout will be reduced to comply with the maximum lifetime benefit, if necessary.

The Death Benefit and Policy Value of your Policy are reduced if an accelerated benefit is paid. The amount of Death Benefit that you request to accelerate is reduced by:

     (i) any due and uncollected Monthly Deductions, or unpaid required Premium if a claim occurs during a Grace Period; plus

     (ii) if allowed in your state, an administrative expense charge of up to $250 for each accelerated benefit request; plus

     (iii) pro-rata amount of any outstanding Policy Loan; plus

     (iv) an actuarial discount that reflects the early payment of the accelerated benefit amount. It will be based on an annual interest rate which has been declared by us and the future expected lifetime of the insured. The maximum interest used will be the greater of:

           The current yield on 90-day U.S. Treasury Bills; or

           The current maximum statutory adjustable policy loan interest rate.

If your Policy was issued in connection with a Qualified Plan, we may not be able to offer you some of the benefits provided by these riders.

o    Overloan Protection Rider

If the benefit is elected under this rider, the Policy will not lapse due to Policy loans exceeding the Surrender Value. The Overloan Protection Rider converts your Policy to a paid-up policy, which cannot lapse. As a paid- up policy, no additional premiums or withdrawals are permitted. No additional monthly charges are deducted from your Policy. You are permitted to repay any outstanding loans on the Policy. There is no charge for the rider unless the benefit is elected, when a one-time charge of 4.5% of the Policy Value will be deducted. The rider benefit is only available if certain conditions are met. These conditions are;

1)   the Policy has been in force for at least 15 policy years;

2)   the Insured has attained age 75;

3)   the Death Benefit option for the Policy must be Option 1;

4)   the Policy Debt is greater than the Face Amount;

5)   the Policy Debt is at least 90% of the Surrender Value;

6) the sum of all partial withdrawals must be at least equal to the sum of all Premiums paid;

7) the Policy must not be a modified endowment contract (MEC) as defined by federal tax laws, and exercising the rider must not cause the Policy to become a MEC; and

8) the Policy Debt is no more than 99.9% of the Surrender Value after the overloan protection election charge has been deducted from the Policy Value.

o    Guaranteed Insurability Rider

This rider provides the option to increase the Face Amount of the Policy on the Policy anniversaries following the attainment of Insured's ages 25, 28, 31, 34, 37 and 40 without proof of insurability. Unscheduled increases are allowed in lieu of the attained age increase options at the following life events: birth, marriage and adoption. Election of an unscheduled increase due to life event results in forfeiting the next scheduled increase. The option to increase the Face Amount as of any particular option date will, if not exercised, expire at the end of the period during which such option was available. This rider is available to Insureds 38 years old and younger.

POLICY LOANS
--------------------------------------------------------------------------------

GENERAL. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. The maximum amount available for Policy Loans is 75% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request so long as the Net Surrender Value after the loan is taken is sufficient to cover the most recent total monthly deduction times 3. Outstanding Policy Loans and loan interest reduce the amount you may request. Taking a loan from your Policy may increase the risk that your Policy will lapse, may prevent you from satisfying the Safety Net cumulative premium requirements, will reduce your Net Policy Value and will reduce the Death Proceeds. Other restrictions may apply if your Policy was issued in connection with a Qualified Plan. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy Loan to you.

We ordinarily disburse your loan to you within seven days after we receive your loan request at our home


                                25   PROSPECTUS
office. We may, however, postpone payment in the circumstances described above in "Policy Value - Postponement of Payments."

When we make a Policy Loan to you, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We also transfer in this manner Policy Value equal to any due and unpaid loan interest. Loan amounts are transferred from the Separate Account and the Fixed Account to the Loan Account in the same allocation percentages as specified for premium payments. However, we do not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Policy Value immediately preceding the loan. If this is the case, the transfers from the Separate Account will be increased proportionately based on the premium allocation percentages without the Fixed Account. The amounts allocated to the Loan Account are credited with interest at the Loan Credited Rate stated in your Policy.

LOAN INTEREST. Interest on Policy Loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy Loan when due, the unpaid interest becomes part of the Policy Loan and accrues interest at the same rate. In addition, we transfer the difference between the values of the Loan Account and the Policy Debt on a pro-rata basis from the Sub-Accounts and the Fixed Account to the Loan Account.

You may borrow an amount equal to your Policy Value, less all Premiums paid, as a preferred loan. The interest rate charged for preferred loans is 2.0% per year. A standard loan is the amount that may be borrowed from the sum of Premiums paid. All non-preferred loans will be treated as a standard loan. The interest rate charged for standard loans is currently 3.0% per year.

Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans. The initial surrender charge period expires when the surrender charge amount becomes zero as shown on the Policy Data pages of your policy.

LOAN REPAYMENT. While the Policy remains in force, you may repay the Policy Loan in whole or in part without any penalty at any time while the Insured is living. If you have a Policy Loan outstanding, we assume that any payment we receive from you is to be paid in accordance with any payment notice we have provided you. If payment is received other than as provided by a payment notice, the payment will be assumed to be a premium payment. If you designate a payment as a loan repayment or interest payments, your payment is allocated among the Sub-Accounts and the Fixed Account using the same percentages used to allocate Net Premiums. An amount equal to the payment is deducted from the Loan Account.

If the total outstanding loan(s) and loan interest exceeds the Surrender Value of your Policy, and the Safety Net premium guarantee is not in effect, we notify you and any assignee in writing. To keep the Policy in force, we require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy lapses and terminates without value. As explained in the section entitled "Lapse and Reinstatement" below, you may subsequently reinstate the Policy by either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy Loan is outstanding, you may owe taxes or suffer other adverse tax consequences even if you subsequently reinstate the Policy. Please consult a tax advisor for details.

PRE-EXISTING LOAN. If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The use of a Section 1035 tax-free exchange may avoid any current income tax liability that would be due if the old loan was extinguished.

Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.

EFFECT ON POLICY VALUE. A Policy Loan, whether or not repaid, has a permanent effect on the Policy Value because the investment results of each Sub-Account and the Fixed Account apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value does not increase as rapidly as it would if you had not taken a Policy Loan. However, if the Sub-Accounts or the Fixed Account or both earn less than that rate, then your Policy Value is greater than it would have been if you had not taken a Policy Loan. The combination of an increasing loan balance, deductions for contract charges and fees, and unfavorable investment performance may cause the Policy to lapse, triggering ordinary income taxation on the outstanding loan balance to the extent it exceeds your cost basis in the Policy. If eligible, you may be able to elect the Overloan Protection Rider, which converts the Policy to a paid-up policy, which would prevent the Policy from lapsing. (See "Overloan Protection Rider" on page 25.) Also, if you do not repay a Policy Loan, total outstanding Policy Debt is subtracted from the Death Benefit and Surrender Value otherwise payable.


                                26   PROSPECTUS

SURRENDERS AND WITHDRAWALS
--------------------------------------------------------------------------------

SURRENDERS. While your Policy is in force, you may surrender the Policy. Your Policy and all riders terminate on the day we receive your written request, or the surrender effective date requested by you, whichever is later.

The Net Surrender Value equals the Policy Value, minus the surrender charge, minus any Policy Debt. The surrender charge is described in "Charges and Deductions - Surrender Charge" below. Upon surrender, we pay you the Net Surrender Value determined as of the day we receive your written request. We ordinarily pay you the Net Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you request, whichever is later. We may, however, postpone payment in the circumstances described in the "Policy Value - Postponement of Payments" section. The Policy cannot be reinstated once it is surrendered. You may receive the surrender proceeds in a single payment or under any of the settlement options described in "Settlement" below. We have set forth the tax consequences of surrendering the Policy in "Federal Taxes" below.

The following is an example of the calculation of the Net Surrender Value for a Policy surrendered the first Policy Year:


EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
----------------------------------------
Face Account =               $100,000
Annual Premium =             $  4,700
Policy Value =               $  4,300
Surrender Charge =           $  2,088
Net Surrender Value =        $  2,212

PARTIAL WITHDRAWAL. General. While the Policy is in force, you may receive a
                    --------
portion of the Net Surrender Value by making a partial withdrawal from your Policy. The minimum partial withdrawal amount is $500. You may not withdraw an amount that would reduce the Face Amount below $25,000. After a partial withdrawal, the Net Surrender Value must be sufficient to cover the last monthly deduction times three. We deduct a partial withdrawal service fee of $25 from the remaining Policy Value for a partial withdrawal.

We subtract the amount withdrawn from your Policy Value. You may specify how much of your partial withdrawal you wish taken from each Sub-Account or from the Fixed Account. You may not withdraw from the Fixed Account more than the total withdrawal amount times the ratio of the Fixed Account to your total Policy Value immediately before the withdrawal.

You must request the partial withdrawal in writing. Your request is effective on the date received. We may, however, postpone payment in the circumstances described in the "Policy Value - Postponement of Payments" section. Before we pay any partial withdrawal, you must provide us with a completed withholding form.

Effect on Face Amount. If you have selected Death Benefit Option 1, a partial
----------------------
withdrawal reduces the Face Amount of your Policy as well as the Policy Value. We reduce the Face Amount by the amount of the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $25,000. If you have previously increased the Face Amount of your Policy, your partial withdrawals first reduce the Face Amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

Under Option 2, a reduction in Policy Value as a result of a partial withdrawal typically results in a dollar for dollar reduction in the Death Benefit proceeds payable under the Policy.

The following are examples of calculations as discussed above:


   EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
----------------------------------------------
            DEATH BENEFIT OPTION 1
----------------------------------------------
Prior to Partial Withdrawal
Policy Value                       $  8,600
Net Cash Surrender Value           $  6,649
Face Amount                        $100,000
Death Benefit                      $100,000
Partial Withdrawal                 $  1,000
After Partial Withdrawal
Policy Value                       $  7,575
Net Cash Surrender Value           $  5,624
Face Amount                        $ 99,000
Death Benefit                      $ 99,000



   EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
----------------------------------------------
            DEATH BENEFIT OPTION 2
----------------------------------------------
Prior to Partial Withdrawal
Policy Value                       $  8,600
Net Cash Surrender Value           $  6,649
Face Amount                        $100,000
Death Benefit                      $108,600
Partial Withdrawal                 $  1,000
After Partial Withdrawal
Policy Value                       $  7,575
Net Cash Surrender Value           $  5,624
Face Amount                        $100,000
Death Benefit                      $107,575



                                27   PROSPECTUS

     EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
--------------------------------------------------
              DEATH BENEFIT OPTION 1
--------------------------------------------------
Initial Face Amount                    $100,000
Increase in Year 2 Face Amount         $200,000
Total Policy Year 3 Face Amount        $300,000
Prior to Partial Withdrawal
Policy Value                           $ 12,700
Net Cash Surrender Value               $  7,148
Death Benefit                          $300,000
Partial Withdrawal                     $  1,000
After Partial Withdrawal
Policy Value                           $ 11,675
Net Cash Surrender Value               $  6,123
Initial Face Amount                    $100,000
Increase Face Amount                   $199,000
Total Face Amount                      $299,000
Death Benefit                          $299,000

Effect on Rider Benefits. A partial withdrawal will decrease cumulative
-------------------------
premiums paid into your Policy. Riders do not impact the ability to take partial withdrawals.

Tax Consequences. The tax consequences of partial withdrawals are discussed in
-----------------
"Federal Taxes" below.

SETTLEMENT
--------------------------------------------------------------------------------

We pay the surrender proceeds or Death Benefit proceeds under the Policy in a one sum or under one of the Settlement options that we then offer. The one sum payment may be paid in a single payment or deposited to an interest-bearing account, if available. You may request a Settlement option by notifying us in writing at the address given on the first page of this Prospectus. We transfer to our Fixed Account any amount placed under a Settlement option, which will not be affected thereafter by the investment performance of the Separate Account. We do not permit surrenders or partial withdrawals after payment under a settlement option commences.

The amount applied to a Settlement option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. When the proceeds are payable, we inform you concerning the rate of interest we credit to funds left with us. We guarantee that the rate of interest used to calculate the monthly benefit will not be less than an effective annual rate of 1%. We may pay interest in excess of the guaranteed rate.

We currently offer the two Settlement options described below:

     Fixed Payments. We pay a selected monthly income until the proceeds, and
     ---------------
     any interest credits, are exhausted.

     Life Income Guaranteed Period Certain. We pay the proceeds in a monthly
     --------------------------------------
     income for as long as the payee lives, or you may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due and you did not choose a guarantee period. This Settlement option is not available if settlement is to a non-natural Owner or non-natural Beneficiary.

In addition, we may agree to other Settlement option plans. Write or call us to obtain information about them.

You may request that the proceeds of the Policy be paid under a Settlement option by submitting a request to us in writing before the death of the Insured. If at the time of the Insured's death, no Settlement option is in effect, the Beneficiary may choose a Settlement option after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of Settlement option becomes invalid and you may either notify us that you wish to continue the pre-existing choice of Settlement option or select a new one.


                                28   PROSPECTUS

LAPSE AND REINSTATEMENT
--------------------------------------------------------------------------------

LAPSE AND GRACE PERIOD. If the Net Surrender Value is less than the Monthly Deduction due on a Monthly Activity Day and the Safety Net Premium is not in effect, your Policy may lapse. We give you a 61-day Grace Period in which to pay an adequate amount of additional Premium to keep the Policy in force after the end of the Grace Period. Additional premium may be paid during the Grace Period to assure the Safety Net Premium guarantee (if in force).

At least 61 days before the end of the Grace Period, we send you a notice.

The Policy continues in effect through the Grace Period. If the Insured dies during the Grace Period, we pay a Death Benefit in accordance with your instructions. However, we reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See "Death Benefits and Optional Insurance Benefits" on page 22. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy ends at the end of the Grace Period.

REINSTATEMENT. If the Policy lapses, you may apply for reinstatement by paying to us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium equals an amount sufficient to (1) cover all unpaid Monthly Deductions for the Grace Period, and (2) keep your Policy in force for three months. If a Policy Loan was outstanding at the time of your Policy's lapse, you must either repay or reinstate the loan before we reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date reflects the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges continue to be based on your original Issue Date.

The Safety Net will apply upon reinstatement if the Safety Net premium guarantee expiry date has not expired and cumulative premiums received at time of reinstatement exceed the Safety Net premium times the number of months that coverage was in force, plus three additional Safety Net premiums.

You cannot reinstate the Policy once it has been surrendered.

CANCELLATION RIGHTS
--------------------------------------------------------------------------------

FREE-LOOK PERIOD. You may cancel your Policy by returning it to us within thirty (30) days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. Your Policy Value usually reflects the investment experience of the Sub-Accounts and the Fixed Account as you have allocated your Net Premium.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

PREMIUM EXPENSE CHARGE. Before we allocate a Premium to the Policy Value, we subtract the Premium Expense Charge. The Premium Expense Charge equals 6.00% of all Premiums in all years. This charge is intended to help us pay for: (a) actual sales expenses, which include agents' sales commissions and other sales and distribution expenses; (b) state premium taxes and other state and local premium taxes; and (c) certain Federal taxes and other expenses related to the receipt of Premiums.

State premium tax rates currently vary from 0% to 4.0%. Premium taxes are not directly passed through to you by us. We do not vary the Premium Expense Charge to reflect the actual premium tax rate in individual states, or the absence of premium tax in certain states. Accordingly, the portion of this charge attributable to state premium taxes may be more or less than the premium taxes assessed in your state. The current North Carolina premium tax rate is 1.9% of the gross premium collected.

MONTHLY DEDUCTION. On the Issue Date and on each Monthly Activity Day, we deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is the sum of the following five items:

1)   the Policy Fee;

2)   the administrative expense charge;

3)   the mortality and expense risk charge;

4)   the cost of insurance charge for your Policy; and

5)   the cost of additional benefits provided by riders, if any.

We allocate the mortality and expense risk charge pro rata among the Sub-Accounts in proportion to the amount of your Policy Value in each Sub-Account. We allocate the remainder of the Monthly Deduction pro


                                29   PROSPECTUS
rata among the Sub-Accounts and the Fixed Account, unless you specify otherwise.

POLICY FEE. The monthly policy fee will never be more than $15.00 per month. This charge compensates us in part for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports. The Policy Fee is waived after the Insured's age 121.

ADMINISTRATIVE EXPENSE CHARGE. The monthly Administrative Expense Charge applies for the first 30 Policy Years, and varies based on the Insured's age at issue of the Policy, sex, payment class, and face amount. The current monthly Administrative Expense Charge is tiered such that one rate per $1,000 is charged on the first $100,000 of Face Amount and another rate per $1,000 is charge on the Face Amount above $100,000. The guaranteed amount is the same as the current amount. This charge covers administration expenses and issuance costs. A monthly Administrative Expense Charge is determined separately for each increase in Face Amount based on the Insured's attained age at the time of the increase. The applicable charge applies for thirty years from the date of the increase. If you decrease the Face Amount, the Administrative Expense Charge remains the same. The Administrative Expense Charge is waived after the Insured's age 121.

MORTALITY AND EXPENSE RISK CHARGE. The guaranteed monthly mortality and expense risk charge is calculated at a monthly rate of 0.058% of the net Policy Value allocated to the Sub-Accounts for the first ten years and 0.024% thereafter. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Activity Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. The mortality and expense risk charge is waived after the Insured's age 121.

COST OF INSURANCE CHARGE. The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount risk for each Policy Month. The net amount at risk is (a) - (b), where: (a) is the Death Benefit as of the prior Monthly Activity Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Activity Day. The cost of insurance rate is individualized depending on the Insured's age at issue of the Policy, Policy Year, sex, payment class and face amount, thus, the rate differs from year to year. The rates are determined by us, but they will never be more than the guaranteed rates shown in the table on Page 5 of your Policy. Please see the following example.


               EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
---------------------------------------------------------------------
Face Amount                                             $100,000
Death Benefit Option                                           1
Policy Value on the Current Monthly Activity Day        $ 30,000
Insured's Attained Age                                        45
Corridor Percentage                                          215%
Death Benefit                                           $100,000

On the Monthly Activity Day in this example, the Death Benefit as then computed would be $100,000, because the Face Amount ($100,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($30,000 x 215% = $64,500). Since the Policy Value on that date is $30,000, the cost of insurance charges per $1000 are applied to the difference in the net amount at risk of $69,674 (($100,000/1.0032737) - $30,000).

Assume that the Policy Value in the above example was $50,000. The Death Benefit would then be $107,500 (215% x $50,000), since this is greater than the Face Amount ($100,000). The cost of insurance rates in this case would be applied to the net amount at risk of $57,149 (($107,500/1.0032737) - $50,000).

The Policy Value may vary monthly, based on the investment performance of the Sub-Accounts you have selected, the addition of interest credited to your Fixed Account (if any), the deduction of charges, and any other Policy transaction. Under Policies with an Option 1 Death Benefit, increases in the Policy Value generally decrease the net amount at risk; conversely, decreases in the Policy Value increase the net amount at risk. Since the cost of insurance charge is based on the net amount at risk, your cost of insurance charge probably will be correspondingly different each month. Under Policies with an Option 2 Death Benefit, however, the net amount at risk does not vary with changes in the Policy Value, unless your Policy's death benefit is determined under a corridor percentage. In that circumstance, increases in the Policy Value increase the net amount at risk. See "Policy Value" on page 13. Accordingly, a change in the Policy Value does not affect your monthly cost of insurance charge, unless it increases your net amount at risk.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge for increases reflects circumstances, such as the Insured's age and health status, at the time of the increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy.

We base the cost of insurance rate on the sex, issue age, Policy Year and premium rating class of the Insured, and on the Face Amount. However, we issue unisex policies in


                                30   PROSPECTUS

Montana and in connection with Qualified Plans. We charge a lower current cost of insurance rate for Policies with a Face Amount of $200,000 or above. If an increase in Face Amount of your Policy would raise the total Face Amount above one of these break points, only the amount of the increase above the breakpoint is eligible for a lower current cost of insurance rate. Although we base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate based on the 2017 Commissioners Standard Ordinary ("2017 CSO") Smoker and Non-Smoker Mortality Table, based on the Insured's sex, smoker status, and age. Our cost of insurance rates for unisex Policies will never exceed a maximum based on the 2017 CSO 80 Mortality Table, based on the smoker status and age.

Beginning on the Policy Anniversary following the Insured's 121st birthday, we waive all cost of insurance charges, administrative expense charges, mortality and expense risk charge, and monthly policy fee.

RIDER CHARGES. If your Policy includes one or more riders, a charge applicable to each rider you purchased is made from your Policy Value each month. The charge is to compensate us for the anticipated cost of providing these benefits and is specified on the applicable rider. The Rider Charges are summarized in the table on page 10 of this Prospectus. For a description of the optional riders, see "Optional Insurance Benefits" beginning on page 24.

SEPARATE ACCOUNT INCOME TAXES. We are not currently deducting or maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax from the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient.

PORTFOLIO CHARGES. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Sub-Accounts to which you allocate your Policy Value. The third table in "Fee Tables" above contains a summary of current estimates of those charges and expenses. These charges and expenses are deducted from the assets of the Portfolios. For more detailed information, please refer to the Prospectuses for the appropriate Portfolios.

We receive compensation from the investment advisors or administrators of some of the Portfolios. Such compensation is consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios. Such compensation typically is a percentage of the Separate Account assets invested in the relevant Portfolio and generally may range up to 0.25% annually of net assets. We receive Rule 12b-1 fees or service fees directly from some of the Portfolios for providing certain services primarily intended to assist in the account servicing of the Portfolios' shares held by corresponding Sub-Accounts.

SURRENDER CHARGE. If you surrender your Policy, we may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.

Initial Surrender Charge. When we issue your Policy, we determine the initial
-------------------------
surrender charge. To determine the initial surrender charge, we multiply the Initial Face Amount of your Policy by a rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex and status as a smoker or non-smoker. For example, if the Insured is age 45 when your Policy is issued, the applicable rates per thousand are as follows:


Male Non-Smoker     $ 20.88
Male Smoker         $ 25.97
Female Non-Smoker   $ 18.80
Female Smoker       $ 21.28
Unisex Non-Smoker   $ 20.51
Unisex Smoker       $ 25.58

Accordingly, if the Insured were a male non-smoker age 45 and the Policy's Face Amount were $100,000, the surrender charge initially would be $2,088.00.

The rates for each category are greater or lesser according to the age of the Insured when your Policy is issued. The maximum rate is $47.49 per thousand.

If you surrender your Policy after ten Policy Years have elapsed, we do not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the Insured's sex, age when your Policy was issued, status as a smoker or non-smoker, and the number of years elapsed since your Policy was issued. For example, the following surrender charge percentage rates would apply if the Insured were 45 years old when your Policy was issued:



                                 31  PROSPECTUS

                      MALE,           MALE,         FEMALE,         FEMALE,         UNISEX,         UNISEX,
                    NONSMOKER        SMOKER        NONSMOKER         SMOKER        NONSMOKER        SMOKER
 POLICY YEAR          AGE 45         AGE 45          AGE 45          AGE 45          AGE 45         AGE 45
-------------      -----------      --------      -----------      ---------      -----------      --------
      1                100%            100%           100%            100%            100%            100%
      2                 93%             93%            93%             93%             93%             93%
      3                 87%             87%            87%             87%             87%             87%
      4                 82%             82%            82%             82%             82%             82%
      5                 77%             77%            77%             77%             77%             77%
      6                 64%             64%            64%             64%             64%             64%
      7                 51%             51%            51%             51%             51%             51%
      8                 38%             38%            38%             38%             38%             38%
      9                 25%             25%            25%             25%             25%             25%
      10                12%             12%            12%             12%             12%             12%
     11+                 0%              0%             0%              0%              0%              0%

Thus, in the example given above, if the Policy were surrendered during the 7th Policy Year, the surrender charge would equal [$1,064.88 ($2,088.00 x 51%)]. A different surrender charge percentage rate might apply if the Insured is older than 45 when the Policy is issued.

Surrender Charge on Increases in Initial Face Amount. If you increase the
-----------------------------------------------------
Initial Face Amount of your Policy, we determine an additional surrender charge amount applicable to the amount of the increase. We determine the initial amount of the additional surrender charge using the same formula and rates used in determining the initial surrender charge, except that we use the Insured's age and smoking status at the time of the increase, rather than at the time your Policy was issued.

The surrender charge on the increase also decreases over a ten Policy Year period, starting from the effective date of the increase. The schedule of surrender charge percentages applicable to the additional surrender charge is based on the Insured's age at the time of the increase. If you surrender your Policy or make a partial withdrawal, we separately calculate the surrender charge applicable to the Initial Face amount and each increase and add those amounts to determine the total surrender charge.

If you decrease the Face Amount, the applicable surrender charge remains the same.

We include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For additional information concerning the rates applicable to you, please consult your agent. In addition, a table of the applicable rates is on file with the SEC as an exhibit to the registration statement for the Policies.

The premium expense charge (in part) and the surrender charge are imposed to cover our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the premium expense charge and surrender charge paid with respect to a particular Policy may be higher or lower than the distribution expenses we incurred in connection with that Policy. To the extent distribution costs are not recovered by these charges, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense charge on the Separate Account assets and the other charges imposed under the Policies.

Partial Withdrawal Service Fee. We do not assess a surrender charge for a
-------------------------------
partial withdrawal. We do, however, subtract a partial withdrawal service fee of $25 for a partial withdrawal from the remaining policy value to cover our expenses relating to the partial withdrawal.

TRANSFER FEE. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Sub-Account(s) and/or the Fixed Account. We will notify you if we begin to charge this fee.

We will deduct the transfer fee from the Policy Value that remains in the Sub-Account(s) or Fixed Account from which we process your transfer. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

GENERAL POLICY PROVISIONS
--------------------------------------------------------------------------------

BENEFICIARIES. You name the Beneficiary(ies) (Primary Beneficiary, Contingent Beneficiary) in the application for the Policy. You may change the Beneficiary at any time, except irrevocable Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We provide a form to be completed, signed and filed with us. Your request for a change in Beneficiary takes effect upon our filing of a signed and completed form, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not


                                32   PROSPECTUS
liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions regarding the amount each Beneficiary is to receive, we pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we divide the Death Benefit among the surviving Beneficiaries.

Different rules may apply if your Policy was issued in connection with a Qualified Plan.

ASSIGNMENT. You may assign your Policy as collateral security, unless it was issued in connection with a Qualified Plan. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

DIVIDENDS. We do not pay any dividend under the Policies.

ABOUT US
--------------------------------------------------------------------------------

ALLSTATE ASSURANCE COMPANY. Allstate Assurance Company is a stock life insurance company engaged in the business of writing life insurance. Our offices are located at 3075 Sanders Road, Northbrook, IL 60062-7127; however, our mailing address is P.O. Box 660191, Dallas, TX 75266-0191. Please see also "General Information and History" in the SAI.

THE SEPARATE ACCOUNT. Allstate Assurance Company Variable Life Separate Account is a segregated asset account of Allstate Assurance Company. Allstate Assurance Company owns the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets may not be used to pay any liabilities of Allstate Assurance Company other than those arising from the Policies. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, losses or any investment experience of Allstate Assurance Company's other assets. Allstate Assurance Company is obligated to pay all amounts promised to Policy Owners under the Policies.

The Separate Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Sub- Accounts or the Portfolios. Values allocated to the Separate Account rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. We use the Separate Account to fund the Policies and our other variable universal life insurance policies. We account separately for each type of variable life insurance policy funded by the Separate Account.

FEDERAL TAXES
--------------------------------------------------------------------------------

INTRODUCTION. The following discussion is general and is not intended as tax advice. Allstate Assurance Company makes no guarantee regarding the tax treatment of any Policy or transaction involving a Policy. Federal, state, local and other tax consequences of ownership or purchase of a life insurance policy depend upon your circumstances. Our general discussion of the tax treatment of this Policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this Policy cannot be made in the Prospectus. For detailed information, you should consult with a qualified tax advisor familiar with your situation. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.

TAXATION OF THE COMPANY AND THE SEPARATE ACCOUNT.
Allstate Assurance Company is taxed as a life insurance company under Part I of Subchapter L of the Tax Code. The Separate Account is not an entity separate from Allstate Assurance Company and its operations form a part of Allstate Assurance Company. Therefore, the Separate Account is not taxed separately as a "Regulated Investment Company" under Subchapter M of the Tax Code. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under current federal tax law, Allstate Assurance Company believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Policies. Generally, reserves are amounts that Allstate Assurance Company is legally required to accumulate and maintain in order to meet future obligations under the Policies. Allstate


                                33   PROSPECTUS

Assurance Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account in order to make provisions for any such taxes.

TAXATION OF POLICY BENEFITS. In order to qualify as a life insurance policy for federal income tax purposes, the policy must meet the definition of a life insurance policy set forth in Section 7702 of the Tax Code. Section 7702 limits the amount of premiums that may be invested in a policy that qualifies as life insurance. The Policy is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is generally excluded from the Beneficiary's gross income under Section 101(a) of the Tax Code and you are generally not taxed on increases in the Policy Value until a distribution occurs.

If the Death Benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the Death Benefit, which will generally be excludable from the Beneficiary's income, and amounts attributable to earnings on that income (occurring after the Insured's death), which will be includable in the Beneficiary's income.

If a Policy fails to qualify as life insurance under Section 7702, the Policy will not provide any of the tax advantages normally provided by life insurance. Allstate Assurance Company has the right to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

If you surrender the Policy, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the contract is the gross Premium paid for the Policy minus any amounts previously received from the Policy if such amounts were properly excluded from your gross income. If your Policy is not a Modified Endowment Contract, policy loans are not treated as taxable distributions. Interest paid on a Policy loan is generally not deductible. You are generally taxed on partial withdrawals to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Policy may result in a taxable distribution before the investment in the contract is recovered even if the policy is not a Modified Endowment Contract. Withdrawals and loans from Modified Endowment Contracts are subject to less favorable tax treatment. Loans, if not repaid, and withdrawals reduce the contract's death benefit and cash value. For an additional discussion of Modified Endowment Contracts, please see "Federal Taxes - Modified Endowment Contracts" on page 35.

If you are Owner and Insured under the Policy, the Death Benefit will be included in your gross estate for federal estate tax purposes. Even if the Insured is not the Owner but retains incidents of ownership in the Policy, the Death Benefit will also be included in the Insured's gross estate. Examples of incidents of ownership include the right to:

o    change beneficiaries,

o    assign the Policy,

o    revoke an assignment,

o    pledge the Policy, or

o    obtain a Policy loan.

If you are Owner and Insured under the Policy, and you transfer all incidents of ownership in the Policy, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance taxes may also apply. In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor.

The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of a Policy in any of these arrangements, you should consult a qualified tax advisor regarding the tax attributes of the particular arrangement. We no longer sell life insurance contracts to corporate and self-employed tax-qualified retirement pension and profit sharing plans subject to Section 401.

EMPLOYER OWNED LIFE INSURANCE (A.K.A. "COLI").
The Pension Reform Act, enacted in 2006, includes provisions affecting the taxation of Death Benefits paid from policies owned by "Employers." Although these policies are commonly referred to as Corporate Owned Life Insurance ("COLI"), the term "Employer" includes any person or non-natural entity such as a partnership, LLC, or corporation, which is engaged in a trade or business. The term Employer also includes a person or entity related to the policyholder under the attribution rules of Tax Code sections 267(b) or 707(b)(1), and any person or entity engaged in a trade or business which is under common control with the policyholder.

Generally for contracts issued to employers after August 17, 2008, the portion of the Death Benefit in excess of the premiums or other amounts the employer paid for the policy will be treated as income unless:


                                34   PROSPECTUS

o    the insured was an employee within 12 months of death;

o    proceeds are paid to the insured's beneficiary;

o proceeds are used to buy back any equity interest owned by the insured at the time of death; or

o the insured was a "highly compensated employee" or "highly compensated individual."

For purposes of the COLI rules, "highly compensated employees" are:

o    more than 5% owners;

o    directors; and

o    anyone else in the top 35% of employees ranked by pay.

"Highly compensated individuals" are individuals who are:

o    more than 10% owners;

o    one of the five highest paid officers; or

o    among the highest paid 35% of all employees.

The new COLI provision also includes notice and consent requirements, and reporting requirements.

MODIFIED ENDOWMENT CONTRACTS. A life insurance policy is treated as a "Modified Endowment Contract" under Section 7702A of the Tax Code if it meets the definition of life insurance in Section 7702, but fails the "seven-pay" test of
Section 7702A. The seven-pay test limits the amount of premiums that can be paid into the contract before the Policy will become a Modified Endowment Contract. We will not accept any Premiums that cause the Policy to become a Modified Endowment Contract unless we receive from you a written acknowledgment that the Policy will become a Modified Endowment Contract. An exchange under
Section 1035 of the Tax Code of a life insurance policy that is not a Modified Endowment Contract will not cause the new policy to be a Modified Endowment Contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance policy that is a Modified Endowment Contract for a new life insurance policy will always cause the new policy to be a Modified Endowment Contract.

If your Policy is not issued as a Modified Endowment Contract, it can become a Modified Endowment Contract under certain circumstances. If your Policy is materially changed at any time, your policy must be tested to determine whether it has become a Modified Endowment Contract. A material change includes certain increases in the policy's death benefit and the addition or increase of certain riders. Your Policy will be treated as though it were a new contract on the day the material change takes effect, a new seven-pay limit will be calculated, and a new seven-pay period will begin. Additionally, if the benefits provided by your Policy are reduced during the first 7 years of the policy or during a "seven-pay period", the seven-pay test will be applied as though the policy were initially issued with the reduced benefits. If the cumulative premiums paid into the Policy prior to the reduction in benefits are in excess of the seven-pay limit for the reduced benefit, then your policy will become a Modified Endowment Contract.

If a contract is classified as a Modified Endowment Contract, the Death Benefit will still qualify for the exclusion from gross income, and increases in Policy value are not subject to current taxation unless withdrawn or otherwise accessed. If you receive any amount as a Policy loan (including unpaid interest that is added to the loan balance) from a Modified Endowment Contract, or assign or pledge any part of the value of the Policy, such amount is treated as a distribution. Withdrawals and distributions made from a Modified Endowment Contract before the Insured's death are treated as taxable income first, then as recovery of the investment in the contract. The taxable portion of any distribution from a Modified Endowment Contract is subject to an additional 10% penalty tax, except as follows:

o distributions made on or after the date on which the taxpayer attains age 59 1/2;

o distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Tax Code); or

o any distribution that is part of a series of substantially equal periodic payments (paid not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All Modified Endowment Contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one Modified Endowment Contract in determining the taxable portion of any distributions from any of the contracts required to be aggregated.

INCOME TAX WITHHOLDING. Generally, Allstate Assurance Company is required to withhold federal income tax at a rate of 10% from taxable distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, code Section 1441 provides that Allstate Assurance Company, as a withholding agent, must withhold 30% of the taxable amounts paid to a non-resident alien not subject to FATCA. Certain payees may be subject to the Foreign Accounts Tax Compliance


                                35   PROSPECTUS

Act (FATCA) which would require 30% mandatory withholding for certain entities. Please see your personal tax advisor for additional information regarding FATCA. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8 to certify the owners' foreign status. Withholding on taxable distributions may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for taxable life insurance distributions.

DIVERSIFICATION REQUIREMENTS. For a Policy to qualify as a variable life insurance policy for federal tax purposes, the investments in the Separate Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, the Policy will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the Policy Value over the investment in the contract. Although Allstate Assurance Company does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that you will be considered the owner of Separate Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Separate Account investments may cause a policy owner to be treated as the owner of the Separate Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct Subaccount investments without being treated as owners of the underlying assets of the Separate Account.

Your rights under the Policy are different than those described by the IRS in private and public rulings in which it found that policy owners were not owners of separate account assets. For example, if your Policy offers more than twenty
(20) investment alternatives you have the choice to allocate premiums and policy values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in your being treated as the owner of the Separate Account. If this occurs, income and gain from the Separate Account assets would be includible in your gross income. Allstate Assurance Company does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Policy. We reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Separate Account. However, we make no guarantee that such modification to the Policy will be successful.

OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Policy owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.
Under certain circumstances, the Tax Code may impose a generation-skipping transfer ("GST") tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Tax Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.
The potential application of these taxes underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

MEDICARE TAX ON INVESTMENT INCOME. Beginning in 2013, the newly enacted 3.8% Medicare tax on investment income applies to individuals whose income exceeds certain threshold amounts. You should consult a tax advisor about the impact of this new tax on distributions from the Policy.

DISTRIBUTION
--------------------------------------------------------------------------------

Allstate Distributors, L.L.C. ("ADLLC"), located at 3075 Sanders Road, Northbrook, IL 60062-7127, serves as distributor of the Policies. ADLLC is a wholly owned subsidiary of Allstate Life Insurance Company. ADLLC is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA").

ADLLC does not sell Policies directly to purchasers. ADLLC enters into selling agreements with affiliated and


                                36   PROSPECTUS
unaffiliated broker-dealers and banks to sell the Policies through their registered representatives. The broker-dealers are registered with the SEC and are FINRA member firms. Their registered representatives are licensed as insurance agents by applicable state insurance authorities and appointed as agents of Allstate Assurance Company in order to sell the Policies. Policies also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

We will pay commissions to broker-dealers and banks that sell the Policies. Commissions paid vary, but we may pay up to a maximum sales commission of 5% of any additional Premiums in year 5. Registered representatives also may be eligible for a trail commission of 0.70% of Policy Value on Policies that have been in force for at least one year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

Commissions payable to sales representatives for the sale of the Policy are calculated based on the total Premium payments.

From time to time, we pay asset-based compensation and/or marketing allowances to banks and broker-dealers. These payments vary among individual banks and broker dealers, and the asset-based payments may be up to 0.25% of Policy Value annually. These payments are intended to contribute to the promotion and marketing of the Policies, and they vary among banks and broker-dealers. The marketing and distribution support services include but are not limited to: (1) placement of the Policies on a list of preferred or recommended products in the bank's or broker-dealer's distribution system; (2) sales promotions with regard to the Policies; (3) participation in sales conferences; and (4) helping to defray the costs of sales conferences and educational seminars for the bank or broker-dealer's registered representatives. A list of broker-dealers and banks that ADLLC paid pursuant to such arrangements is provided in the Statement of Additional Information, which is available upon request. For a free copy, please write or call us at the address or telephone number listed on the front page of this prospectus, or go to the SEC's Web site (http:// www.sec.gov).

To the extent permitted by FINRA rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. We may not offer the arrangements to all broker-dealers and banks and the terms of the arrangement may differ among broker-dealers and banks.

Individual registered representatives, broker-dealers, banks, and branch managers within some broker-dealers and banks participating in one of these compensation arrangements may receive greater compensation for selling the contract than for selling a different contact that is not eligible for the compensation arrangement. While we take the compensation into account when establishing contract charges, any such compensation will be paid by us or ADLLC and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply to the sale of the contract.

ADLLC compensates its representatives who act as wholesalers, and their sales management personnel, for Policy sales. This compensation is based on a percentage of premium payments and/or a percentage of Policy values. The underwriting agreement with ADLLC provides that we will reimburse ADLLC for expenses incurred in distributing the Policies, including any liability to Policy Owners arising out of services rendered or Policies issued.

Allstate Assurance Company and ADLLC have also entered into wholesaling agreements with certain independent contractors and their broker-dealers. Under these agreements, compensation based on a percentage of premium payments and/or Contract values is paid to the wholesaling broker-dealer for the wholesaling activities of their registered representative.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

There are no pending material legal proceedings to which the Separate Account or principal underwriter is a party. Allstate Assurance Company is engaged in routine lawsuits, which, in our management's judgment, are not of material importance to its respective total assets or material with respect to the Separate Account.

LEGAL MATTERS
--------------------------------------------------------------------------------

All matters of Illinois law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Illinois law, have been passed upon by Angela K. Fontana, Vice President, General Counsel and Secretary of Allstate Assurance Company.


                                37   PROSPECTUS

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The statutory-basis financial statements of Allstate Assurance Company as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, and the accompanying Independent Auditors' Report appear in the Statement of Additional Information.

                                38   PROSPECTUS

ILLUSTRATION OF POLICY VALUES, DEATH BENEFITS, AND NET SURRENDER VALUES
--------------------------------------------------------------------------------

The following tables illustrate how the Policy Values, Net Surrender Values and Death Benefits of a Policy change with the investment experience of the Portfolios. The tables show how the Policy Values, Net Surrender Values and Death Benefits issued to an Insured of a given age and underwriting risk classification who pays the specified annual Premium would vary over time if the investment return on the assets held in the underlying Portfolio(s) was a uniform, gross, after-tax annual rate of 0%, 6% or 12%. The tables on page 40 illustrate a Policy issued to a male, age 45, $120,000 Face Amount, under a standard nonsmoker risk classification and Death Benefit Option 1.

The illustrations assume an annual payment of $1,825.00. The Safety Net Premium (see Safety Net Premium, page 12) for the illustrated Policy is $1,484.40. Payment of the Safety Net Premium or more each year would guarantee Death Benefit coverage for ten years, regardless of investment performance, assuming no loans or withdrawals are taken.

The illustration on page 40 assumes current charges and cost of insurance rates, while the illustration on page 41 assumes maximum guaranteed charges and cost of insurance rates (based on the 2017 Commissioners Standard Ordinary Mortality Table).

The amounts shown for the Death Benefit, Policy Value and Net Surrender Value reflect the fact that the net investment return of the Sub-Accounts is lower than the gross, after-tax return on the assets held in the Portfolios and charges levied against the Sub-Accounts. The values shown take into account the arithmetic average of total annual operating expenses (expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses) of 0.75%. Portfolio fees and expenses used in the illustrations do not reflect any expense reimbursement or fee waivers, which are terminable by the Portfolios and/or their investment advisors as described in the Prospectus under Fee Table and in the Prospectuses for the Portfolios. Also reflected is our monthly charge to the Policy Value for assuming mortality and expense risks. The current monthly charge for the first ten Policy Years is a rate of 0.58% of the average net assets of the Sub-Accounts, and a charge of 0.24% of average daily net assets thereafter. The illustrations also reflect the deduction from Premiums for a premium expense charge of 6.00%, the monthly policy fee of $11.00, and the monthly administrative expense fee of $17.20. The monthly policy fee is guaranteed not to exceed $15.00 per month. The amount of the administrative expense fee will vary with Policy Face Amount. After deduction of average fund expenses, the illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Current Costs" correspond to approximate net annual rates of -0.75%, 5.25%, and 11.25%, respectively. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Guaranteed Costs" correspond to approximate net annual rates of return of -0.75%, 5.25%, and 11.25%, respectively.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account, since we are not currently making this charge. However, this charge may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charge in order to produce the Death Benefits, Policy Values, and Net Surrender Values illustrated (see "Federal Taxes," page 33.)

The tables illustrate the Policy Values, Net Surrender Values and Death Benefits that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated, if all net Premiums are allocated to the Separate Account, and if no Policy loans are taken. The tables also assume that you have not requested an increase or decrease in the Face Amount of the Policy and that no partial surrenders or transfers have been made.

Upon request, we will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the Face Amount, Death Benefit option, the proposed amount and frequency of Premiums paid and any available riders requested.


                                39   PROSPECTUS

                           ALLSTATE ASSURANCE COMPANY
              FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS


                  Male Issue Age 45
  Face Amount $120,000       Standard Nonsmoker Class
  $1,825.00 Annual Premium    Death Benefit Option: 1



               CURRENT COST OF INSURANCE RATES
                        DEATH BENEFIT
ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN
                              OF
                      0% GROSS       6% GROSS      12% GROSS
   POLICY YEAR       -.75% NET      5.25% NET      11.25% NET
        1             120,000       120,000          120,000
        2             120,000       120,000          120,000
        3             120,000       120,000          120,000
        4             120,000       120,000          120,000
        5             120,000       120,000          120,000
        6             120,000       120,000          120,000
        7             120,000       120,000          120,000
        8             120,000       120,000          120,000
        9             120,000       120,000          120,000
       10             120,000       120,000          120,000
       15             120,000       120,000          120,000
  20 (Age 65)         120,000       120,000          120,000
  30 (Age 75)         120,000       120,000          257,628
  40 (Age 85)               **      120,000          728,420
  55 (Age 100)              **      243,986        3,201,444



                         POLICY VALUE                                                   SURRENDER VALUE
               ASSUMING HYPOTHETICAL GROSS AND                                  ASSUMING HYPOTHETICAL GROSS AND
               NET ANNUAL INVESTMENT RETURN OF                                  NET ANNUAL INVESTMENT RETURN OF
                      0% GROSS       6% GROSS       12% GROSS                         0% GROSS       6% GROSS      12% GROSS
   POLICY YEAR       -.75% NET      5.25% NET      11.25% NET       POLICY YEAR      -.75% NET      5.25% NET      11.25% NET
        1               1,133          1,220           1,305       1                        0              0               0
        2               2,246          2,489           2,740       2                        0            159             410
        3               3,337          3,810           4,320       3                    1,157          1,630           2,140
        4               4,404          5,182           6,059       4                    2,350          3,128           4,004
        5               5,447          6,608           7,972       5                    3,518          4,649           6,043
        6               6,463          8,087          10,075       6                    4,859          6,484           8,472
        7               7,445          9,615          12,382       7                    6,167          8,337          11,105
        8               8,389         11,190          14,911       8                    7,437         10,238          13,959
        9               9,295         12,812          17,686       9                    8,669         12,186          17,059
       10              10,163         14,489          20,732      10                    9,862         14,185          20,432
       15              14,231         24,211          42,121      15                   14,231         24,211          42,121
  20 (Age 65)          17,068         35,763          77,949      20 (Age 65)          17,068         35,763          77,949
  30 (Age 75)          14,499         64,299         240,774      30 (Age 75)          14,499         64,299         240,774
  40 (Age 85)               **       106,271         693,734      40 (Age 85)               **       106,271         693,734
  55 (Age 100)              **       241,570       3,169,746      55 (Age 100)              **       241,570       3,169,746

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would differ if Premiums are paid with a different frequency or in different amounts. Assumes that no Policy loans or withdrawals have been made. An ** indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return show above and elsewhere in the SAI and the Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more less than those shown and will depend on a number of factors, including the investment allocations by the Policy Owner and the Portfolios' rates of return. The Death Benefit, Policy Value and Surrender Value for the Policy would differ from those shown if the actual investment rates of return averaged the rates shown above over a period of years but fluctuated above or below those averages for individual Policy Years. No representation can be made by Allstate Assurance Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.


                                 40  PROSPECTUS

                           ALLSTATE ASSURANCE COMPANY
              FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS


                  Male Issue Age 45
  Face Amount $120,000       Standard Nonsmoker Class
  $1,825.00 Annual Premium    Death Benefit Option: 1



             GUARANTEED COST OF INSURANCE RATES
                        DEATH BENEFIT
ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN
                              OF
                      0% GROSS       6% GROSS      12% GROSS
   POLICY YEAR       -.75% NET      5.25% NET      11.25% NET
        1             120,000       120,000          120,000
        2             120,000       120,000          120,000
        3             120,000       120,000          120,000
        4             120,000       120,000          120,000
        5             120,000       120,000          120,000
        6             120,000       120,000          120,000
        7             120,000       120,000          120,000
        8             120,000       120,000          120,000
        9             120,000       120,000          120,000
       10             120,000       120,000          120,000
       15             120,000       120,000          120,000
  20 (Age 65)         120,000       120,000          120,000
  30 (Age 75)         120,000       120,000          237,149
  40 (Age 85)               **      120,000          660,917
  55 (Age 100)              **      177,661        2,817,682



                         POLICY VALUE                                                   SURRENDER VALUE
               ASSUMING HYPOTHETICAL GROSS AND                                  ASSUMING HYPOTHETICAL GROSS AND
               NET ANNUAL INVESTMENT RETURN OF                                  NET ANNUAL INVESTMENT RETURN OF
                      0% GROSS       6% GROSS       12% GROSS                         0% GROSS       6% GROSS      12% GROSS
   POLICY YEAR       -.75% NET      5.25% NET      11.25% NET       POLICY YEAR      -.75% NET      5.25% NET      11.25% NET
        1               1,083          1,168           1,251       1                        0              0               0
        2               2,145          2,381           2,626       2                        0             51             295
        3               3,184          3,642           4,136       3                    1,005          1,462           1,956
        4               4,199          4,949           5,795       4                    2,144          2,894           3,740
        5               5,188          6,304           7,616       5                    3,259          4,375           5,687
        6               6,149          7,707           9,615       6                    4,545          6,103           8,011
        7               7,076          9,152          11,802       7                    5,798          7,875          10,525
        8               7,963         10,638          14,195       8                    7,011          9,686          13,243
        9               8,812         12,165          16,814       9                    8,185         11,539          16,188
       10               9,621         13,736          19,685      10                    9,320         13,435          19,384
       15              13,367         22,781          39,684      15                   13,367         22,781          39,684
  20 (Age 65)          15,854         33,332          72,797      20 (Age 65)          15,854         33,332          72,797
  30 (Age 75)          12,458         58,017         221,635      30 (Age 75)          12,458         58,017         221,635
  40 (Age 85)               **        87,032         629,445      40 (Age 85)               **        87,032         629,445
  55 (Age 100)              **       175,902       2,789,784      55 (Age 100)              **       175,902       2,789,784

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would differ if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An ** indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return show above and elsewhere in the SAI and the Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more less than those shown and will depend on a number of factors, including the investment allocations by the Policy Owner and the Portfolios' rates of return. The Death Benefit, Policy Value and Surrender Value for the Policy would differ from those shown if the actual investment rates of return averaged the rates shown above over a period of years but fluctuated above or below those averages for individual Policy Years. No representation can be made by Allstate Assurance Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.


                                 41  PROSPECTUS

GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

Please refer to this list for the meaning of the following terms:

ACCUMULATION UNIT - An accounting unit of measurement, which we use to calculate the value of a Sub-Account.

AGE - The Insured's age at his or her last birthday.

ATTAINED AGE - The Insured's age on his or her last birthday as of the policy issue date and subsequent Policy Anniversaries.

BENEFICIARY(IES) - The person(s) named by you to receive the Death Benefit under the Policy.

COMPANY - Allstate Assurance Company, sometimes referred to as "Allstate Assurance Company."

DEATH BENEFIT - The amount payable to the Beneficiary under the Policy upon the death of the Insured, before payment of any unpaid Policy Debt or policy charges.

FACE AMOUNT - The initial Death Benefit under your Policy, adjusted for any changes in accordance with the terms of your Policy.

FIXED ACCOUNT - The portion of Policy Value receiving fixed interest crediting and allocated to our general account.

GRACE PERIOD - A time period of 61 days that begins on any Monthly Activity Day where the Net Surrender Value is less than the Monthly Deduction for the current policy month, except as provided in the Safety Net Premium provision.

INSURED - The person whose life is covered by your Policy.

ISSUE DATE - The date the Policy is issued. It is used to determine Policy Years and policy months in your Policy.

LOAN ACCOUNT - An account established for amounts transferred from the Sub-Accounts and the Fixed Account as security for outstanding policy loans.

MONTHLY ACTIVITY DAY - The day of the month on which deductions are made. If a month does not have that day, the deduction will be made on the last day of that month.

MONTHLY AUTOMATIC PAYMENT - A method of paying a premium each month automatically, for example by bank draft or salary deduction.

MONTHLY DEDUCTION - The amount deducted from Policy Value on each Monthly Activity Day for the policy fee, mortality and expense risk charge, administrative expense charge, cost of insurance charge, and the cost of any benefit riders.

NET DEATH BENEFIT - The Death Benefit, less any Policy Debt.

NET INVESTMENT FACTOR - An index applied to measure the net investment performance of a Sub-Account from one Valuation Date to the next. It is used to determine the Policy Value of a Sub-Account in any Valuation Period.

NET POLICY VALUE - The Policy Value, less any Policy Debt.

NET PREMIUM - The Premium paid less the premium expense charge.

NET SURRENDER VALUE - The amount you would receive upon surrender of your Policy, equal to the Surrender Value less any Policy Debt.

POLICY ANNIVERSARY - The same day and month as your Issue Date for each subsequent year your Policy remains in force.

POLICY DEBT - The sum of all unpaid Policy Loans and accrued interest.

POLICY OWNER ("YOU" "YOUR") - The person(s) having the rights of ownership defined in the Policy. The Policy Owner may or may not be the same person as the Insured. If your Policy is issued pursuant to a retirement plan, your ownership rights may be modified by the plan.

POLICY VALUE - The sum of the values in the Sub-Accounts of the separate account plus the value of the Fixed Account, plus the Loan Account. The amount from which Monthly Deductions are made and the Death Benefit is determined.

POLICY YEAR - A twelve-month period beginning on the Issue Date or a Policy Anniversary.

PORTFOLIO(S) - The underlying fund(s) (or investment series thereof) in which the Sub-Accounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

PREMIUM - Amounts paid to us as Premium for the Policy by you or on your behalf.

QUALIFIED PLAN - A pension or profit-sharing plan established by a corporation, partnership, sole proprietor or other eligible organization that is qualified for favorable tax treatment under Section 401 or 403 of the Tax Code.

SAFETY NET PREMIUM - The period of time the Policy is guaranteed to stay in force based on the payment of the Safety Net Premium.

SEPARATE ACCOUNT - Allstate Assurance Company Variable Life Separate Account, which is a segregated investment account of Allstate Assurance Company.


                                42   PROSPECTUS

SUB-ACCOUNT - A subdivision of the Separate Account invested wholly in shares of one of the Portfolios.

SURRENDER VALUE - The Policy Value less any applicable surrender charges.

TAX CODE - The Internal Revenue Code of 1986, as amended.

VALUATION DATE - Each day the New York Stock Exchange is open for business. We do not determine accumulation unit value on days on which the New York Stock Exchange is closed for trading.

VALUATION PERIOD - The period of time during which we determine the change in the value of the Sub-Accounts in order to price accumulation units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange, currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

WE, US, OUR - Our company, Allstate Assurance Company, sometimes referred to as "Allstate Assurance Company."

YOU, YOUR - The person(s) having the rights of ownership defined in your Policy.

WHERE YOU CAN FIND MORE INFORMATION
--------------------------------------------------------------------------------

You can call us at 1-800-366-1411 to ask us questions, to request information about the Policy, and to obtain copies of the Statement of Additional Information, personalized illustrations or other documents. You also can write to us at the address given on the first page of this Prospectus.

We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission ("SEC"). The current SAI is dated August XX, 2017. The SAI contains additional information about the Policy and is incorporated by reference in this Prospectus. You can obtain a free copy of the SAI upon request, by writing us or calling at the number given above. You should read the SAI because you are bound by the terms contained in it.

We file reports and other information with the SEC. You may read and copy any document we file with the SEC, including the SAI, at the SEC's public reference room in Washington, DC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room.

Our SEC reports and other information about us are also available to the public at the SEC's web site at http://www.sec.gov. Copies of any of the information filed with the SEC may be obtained upon payment of a duplicating fee by writing the SEC's Public Reference Section, 100 F Street NE, Room 1580, Washington, DC 20549-2000.

                          ALLSTATE ASSURANCE COMPANY
     THROUGH ITS ALLSTATE ASSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                           1940 ACT FILE NO. 811-23206
                          1933 ACT FILE NO. 333-XXXXXX

                                43   PROSPECTUS

FIC750

                      STATEMENT OF ADDITIONAL INFORMATION
                     ALLSTATE FUTUREVESTSM FLEXIBLE PREMIUM
                  VARIABLE ADJUSTABLE LIFE INSURANCE POLICIES


                  DATE OF STATEMENT OF ADDITIONAL INFORMATION
                    AND RELATED PROSPECTUS: August XX, 2017

           ALLSTATE ASSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                     DEPOSITOR: ALLSTATE ASSURANCE COMPANY

      This Statement of Additional Information is not a prospectus. Please review the Prospectus, which contains information concerning the Policies described above. You may obtain a copy of the
                   Prospectus without charge by calling us at
                 1-800-366-1411 or writing to us at the address
                               immediately below.
                         The defined terms used in this
                            Statement of Additional
                           Information are as defined
                               in the Prospectus.


                           Allstate Assurance Company
                                P.O. Box 660191
                             Dallas, TX 75266-0191

                               TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY................................................
     Description of Allstate Assurance Company.............................. ..
     State Regulation of Allstate Assurance Company............................
     Allstate Assurance Company Variable Life Account..........................
EXPERTS........................................................................
ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR POLICY.................
     Replacement of Modified Endowment Contracts...............................
     Computation of Policy Value...............................................
     Transfers Authorized by Telephone.........................................
GENERAL POLICY PROVISIONS......................................................
     Statements to Policy Owners...............................................
     Limit on Right to Contest.................................................
     Suicide...................................................................
     Misstatement as to Age and Sex............................................
ADDITIONAL INFORMATION ABOUT CHARGES...........................................
DISTRIBUTOR....................................................................
DISTRIBUTION OF THE POLICY.....................................................
FINANCIAL STATEMENTS...........................................................

                        GENERAL INFORMATION AND HISTORY

Allstate Assurance Company ("Company") serves as the depositor of the Separate Account. The Company is a stock life insurance company currently organized under the laws of the State of Illinois. The Company is a wholly owned subsidiary of Allstate Financial Insurance Holdings Corporation ("AFIHC"). AFIHC is a wholly owned subsidiary of The Allstate Corporation. The Company is an Illinois stock life insurance company. The Company and Allstate, itself and/or through its affiliates, markets a broad line of life insurance.

We are authorized to conduct life insurance and annuity business in the District of Columbia and all states except New York. We will market the Policy everywhere we conduct variable life business. The Policies offered by this prospectus were issued by us and will be funded in the Separate Account and/or the Fixed Account.

State Regulation of Allstate Assurance Company. We are subject to the laws of Illinois and regulated by the Illinois Department of Insurance. Every year we file an annual statement with the Department of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Department of Insurance to verify our contract liabilities and reserves. Our books and records are subject to review by the Department of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

Allstate Assurance Company Variable Life Separate Account. Allstate Assurance Company Variable Life Account was originally established in 2017, as a segregated asset account of the Company. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or the Company.

                                    EXPERTS

The statutory-basis financial statements of Allstate Assurance Company included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement (which report relating to the statutory financial statements of Allstate Assurance Company expresses an unqualified opinion on such financial statements and includes an explanatory paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the Illinois Department of Insurance, which differ from and are not in accordance with accounting principles generally accepted in the United States of America, and expresses an opinion that the financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR POLICY

Replacement of Modified Endowment Contracts. If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be deemed a modified endowment contract. Our ability to determine whether a replaced Policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the Policy data we receive from the other insurer. We do not consider ourselves liable to you if that data is insufficient to accurately determine whether the replaced Policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premiums to your Policy without causing it to become a modified endowment contract.

Computation of Policy Value. On each Valuation Date, the portion of your Policy Value in a particular Sub-Account will equal:

     (1)  The total value of your Accumulation Units in the Subaccount; plus

     (2) Any Net Premium received from you and allocated to the Subaccount during the current Valuation Period; plus

     (3) Any Policy Value transferred to the Subaccount during the current Valuation Period; minus

     (4) Any Policy Value transferred from the Subaccount during the current Valuation Period; minus

     (5) Any amounts withdrawn by you (plus the applicable withdrawal charge) from the Subaccount during the current Valuation Period; minus

     (6) The portion of any Monthly Deduction allocated to the Subaccount during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

On each Valuation Date, the portion of your Policy Value in the Fixed Account will equal:

     (1)  Any Net Premium allocated to it, plus

     (2)  Any Policy Value transferred to it from the Subaccounts; plus

     (3)  Interest credited to it; minus

     (4)  Any Policy Value transferred out of it; minus

     (5) Any amounts withdrawn by you (plus the applicable withdrawal charge); minus

     (6)  The portion of any Monthly Deduction allocated to the Fixed Account.

All Policy Values equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.

Transfers Authorized by Telephone. You may make transfers by telephone. To give a third party authorization, you must first send us a completed authorization form.

The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day that the NYSE and Allstate Assurance Company are open for business, at that day's price.

                           GENERAL POLICY PROVISIONS

Statements to Policy Owners. We will maintain all records relating to the Separate Account and the Subaccounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

In addition, we will send you the reports required by the 1940 Act. We will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.

Limit on Right to Contest. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured is alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured is alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured is alive.

Suicide. If the Insured commits suicide while sane or kills him or herself while insane within two years of the Issue Date or within two years of any increase in the Face Amount, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years of the effective date of any increase in the Face Amount the Insured commits suicide while sane or kills him or herself while insane, we will pay a Death Benefit for the increase equal to the total cost of insurance charges.

Misstatement as to Age and Sex. If the age or sex of the Insured is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.

                                  DISTRIBUTOR

Allstate Distributors, L.L.C, ("ADLLC") serves as principal underwriter and distributor of the Policies. ADLLC is a wholly-owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of FINRA.

The underwriting agreement with ADLLC provides that we will reimburse ADLLC for expenses incurred in distributing the Policies, including liability arising out services we provide on the Policies.

                                               2013       2014       2015
=========================================     =======     =======     =======
=========================================     =======     =======     =======
Commission paid to ADLLC that were paid
to other broker-dealers and registered
representatives                                 0             0             0
Commission kept by ADLLC                        0             0             0
Other fees paid to ADLLC for
distribution services                           0             0             0

                           DISTRIBUTION OF THE POLICY

Allstate  Assurance  Company  offers  the  Policies  on  a continuous basis. The
Policies are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency. Commissions paid vary, but we may pay up to a maximum sales commission of approximately 125% of all Premiums plus 5% of any additional Premiums in the first five years, and plus 2% of any additional Premiums thereafter. In addition, we may pay a trail commission of up to 0.60% of Policy Value on Policies that have been in force for at least one year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

Commissions payable to sales representatives for the sale of the Policy are calculated based on the total Premium payments. If you purchase a Primary Insured Rider, the commissions will vary depending on the allocation of your coverage between the base Policy and the Primary Insured Rider. The same initial Death Benefit will result in the highest commission when there is no Primary Insured Rider, with the commission declining as the portion of the Death Benefit coverage allocated to the Primary Insured Rider increases. Thus, the lowest commission amount is payable when the maximum Primary Insured Rider is purchased.

                              FINANCIAL STATEMENTS

The statutory-basis financial statements of Allstate Assurance Company as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, and the accompanying Independent Auditors' Report appear in the Statement of Additional Information.

INDEPENDENT AUDITORS' REPORT

To the Audit Committee of
Allstate Life Insurance Company
Northbrook, Illinois

We have audited the accompanying statutory-basis financial statements of Allstate Assurance Company (the "Company"), which is a wholly-owned subsidiary of Allstate Financial Insurance Holdings Corporation, which is a wholly-owned subsidiary of The Allstate Corporation, which comprise the statutory-basis statements of financial position as of December 31, 2015 and 2014, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the statutory-basis financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE STATUTORY-BASIS FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the Illinois Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory-basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory-basis financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statutory-basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory-basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

BASIS FOR ADVERSE OPINION ON ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

As described in Note 2 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using the accounting practices prescribed or permitted by the Illinois Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Illinois Department of Insurance.

The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 2 to the statutory-basis financial statements and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

ADVERSE OPINION ON ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory-basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of Allstate Assurance Company as of December 31, 2015 and 2014, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2015.

OPINION ON STATUTORY BASIS OF ACCOUNTING

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Allstate Assurance Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in accordance with the accounting practices prescribed or permitted by the Illinois Department of Insurance as described in Note 2 to the statutory-basis financial statements.

/s/ DELOITTE & TOUCHE LLP

April 27, 2016

ALLSTATE ASSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2015 AND 2014
------------------------------------------------------------------------------------------------------------------------------------

(in thousands, except par value and number of shares)                                                2015               2014
--------------------------------------------------------------------------------------------   ----------------   ----------------
ADMITTED ASSETS
Bonds (fair value: $441,141 and $10,488)                                                       $        455,429   $          9,786
Mortgage loans on real estate                                                                           100,169                  -
Cash, cash equivalents and short-term investments                                                        24,454              1,100
Contract loans                                                                                           41,915                  -
                                                                                               ----------------   ----------------
     Subtotals, cash and invested assets                                                                621,967             10,886
                                                                                               ----------------   ----------------

Investment income due and accrued                                                                         5,595                106
Premiums and considerations                                                                               5,863                  -
Current federal and foreign income taxes recoverable and interest thereon                                     -                 72
Other assets                                                                                                 43                  6
From Separate Accounts, Segregated Accounts and Protected Cell Accounts                                     813              1,123
                                                                                               ----------------   ----------------
Total                                                                                          $        634,281   $         12,193
                                                                                               ================   ================

LIABILITIES
Aggregate reserve for life and accident and health contracts                                   $        479,586   $              -
Contract claims                                                                                           6,436                  -
Other amounts payable on reinsurance                                                                      2,179                  -
Interest maintenance reserve ("IMR")                                                                     17,968                283
Commissions to agents due or accrued                                                                      4,565                  -
General expenses due or accrued                                                                              30                 33
Taxes, licenses and fees due or accrued, excluding federal income taxes                                     189                  -
Current federal and foreign income taxes                                                                    308                  -
Asset valuation reserve                                                                                   1,355                  2
Payable to parent, subsidiaries and affiliates                                                           13,518                 12
Other liabilities                                                                                         2,140                  -
From Separate Accounts Statement                                                                            813              1,123
                                                                                               ----------------   ----------------
     Total liabilities                                                                                  529,087              1,453
                                                                                               ----------------   ----------------

CAPITAL AND SURPLUS
Common capital stock ($3 par value; 1,000,000 shares authorized, issued and outstanding)                  3,000              3,000
Gross paid in and contributed surplus                                                                   161,499              4,374
Unassigned funds (surplus)                                                                              (59,305)             3,366
                                                                                               ----------------   ----------------
     Total capital and surplus                                                                          105,194             10,740
                                                                                               ----------------   ----------------
Total                                                                                          $        634,281   $         12,193
                                                                                               ================   ================

See notes to statutory-basis financial statements.

ALLSTATE ASSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
------------------------------------------------------------------------------------------------------------------------------------

(in thousands)                                                                    2015               2014               2013
-------------------------------------------------------------------------   ----------------   ----------------   ----------------
Premiums and annuity considerations for life and accident and health
   contracts                                                                $        557,535   $              -   $              -
Net investment income                                                                 12,729                328                330
Amortization of interest maintenance reserve                                           2,756                 68                 69
Commissions and expense allowances on reinsurance ceded                                    5                  6                  6
Reserve adjustments on reinsurance ceded                                                (280)               (66)               (92)
Other income                                                                              (6)                 2                  3
                                                                            ----------------   ----------------   ----------------

Total                                                                                572,739                338                316
                                                                            ----------------   ----------------   ----------------

Death benefits                                                                        42,247                  -                  -
Disability benefits and benefits under accident and health contracts                     347                  -                  -
Surrender benefits and withdrawals for life contracts                                 14,283                  -                  -
Interest and adjustments on contracts or deposit-type contract funds                      75                  -                  -
Increase in aggregate reserves for life and accident and health contracts            479,586                  -                  -
Commissions on premiums, annuity considerations, and deposit-type
   contract funds                                                                      8,406                  -                  -
General insurance expenses                                                            41,005                 81                 60
Insurance taxes, licenses and fees, excluding federal income taxes                     1,789                123                306
Increase in loading on deferred and uncollected premiums                               9,447                  -                  -
Net transfers to or (from) Separate Accounts net of reinsurance                         (280)               (66)               (92)
Transfer to IMR-Reinsurance                                                           20,709                  -                  -
Other expenses                                                                           508                  -                  -
                                                                            ----------------   ----------------   ----------------

Total                                                                                618,122                138                274
                                                                            ----------------   ----------------   ----------------

Net gain (loss) from operations after dividends to policyholders and
   before federal income taxes                                                       (45,383)               200                 42

Federal and foreign income taxes incurred (excluding tax on
   capital gains)                                                                        451                (72)              (128)
                                                                            ----------------   ----------------   ----------------

Net income (loss)                                                           $        (45,834)  $            272   $            170
                                                                            ================   ================   ================

See notes to statutory-basis financial statements.

ALLSTATE ASSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
----------------------------------------------------------------------------------------------------------------------------------

(in thousands)                                                                    2015               2014               2013
-------------------------------------------------------------------------   ----------------   ----------------   ----------------
Capital and surplus, December 31, prior year                                $         10,740   $         10,751   $         10,690
   Net income (loss)                                                                 (45,834)               272                170
   Change in net deferred income tax                                                       -               (283)              (116)
   Change in nonadmitted assets                                                      (15,484)                 -                  7
   Change in asset valuation reserve                                                  (1,353)                 -                  -
   Capital and surplus paid in                                                       157,125                  -                  -
                                                                            ----------------   ----------------   ----------------

Capital and surplus, December 31, current year                              $        105,194   $         10,740   $         10,751
                                                                            ================   ================   ================

See notes to statutory-basis financial statements.

ALLSTATE ASSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
------------------------------------------------------------------------------------------------------------------------------------

(in thousands)                                                                    2015               2014               2013
-------------------------------------------------------------------------   ----------------   ----------------   ----------------
CASH FROM OPERATIONS
   Premiums collected net of reinsurance                                    $         52,333   $              -   $              -
   Net investment income                                                              12,482                516                511
   Miscellaneous income                                                                   (1)                 9                  9
          Total                                                                       64,814                525                520

   Benefit and loss related payments                                                  48,618                 66                 92
   Net transfers to Separate Accounts, Segregated Accounts and Protected
     Cell Accounts                                                                      (280)               (66)               (92)
   Commissions, expenses paid and aggregate write-ins for deductions                  46,957                202                366
   Federal and foreign income taxes paid (recovered)                                     (73)              (128)               (14)
          Total                                                                       95,222                 74                352
          Net cash from operations                                                   (30,408)               451                168

CASH FROM INVESTMENTS
   Proceeds from investments sold, matured or repaid                                  51,555                  -                  -
   Cost of investments acquired (long-term only)                                      89,289               (995)                 -
   Net increase or (decrease) in contract loans and premium notes                       (758)                 -                  -
          Net cash from investments                                                  (36,976)              (995)                 -

CASH FROM FINANCING AND MISCELLANEOUS SOURCES
   Capital and paid in surplus, less treasury stock                                   91,790                  -                  -
   Other cash provided (applied)                                                      (1,052)                17                (26)
          Net cash from financing and miscellaneous sources                           90,738                 17                (26)

RECONCILIATION OF CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
   Net change in cash, cash equivalents and short-term investments                    23,354               (527)               142
     Cash, cash equivalents and short-term investments, beginning of year              1,100              1,627              1,485
     Cash, cash equivalents and short-term investments, end of year         $         24,454   $          1,100   $          1,627

SUPPLEMENTAL DISCLOSURES FOR NON-CASH TRANSACTIONS
   Bonds received from an affiliate for reinsurance transfer                $        368,434   $              -   $              -
   Mortgage loans received from an affiliate for reinsurance transfer                 78,639                  -                  -
   Capital contributions from parent                                                  65,335                  -                  -
   Contract loans received from an affiliate for reinsurance transfer                 42,825                  -                  -
   Portfolio bonds exchanged                                                           2,113                  -                  -

See notes to statutory-basis financial statements.

ALLSTATE ASSURANCE COMPANY

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
--------------------------------------------------------------------------------

1.    GENERAL

      Allstate Assurance Company (the "Company"), an insurance company domiciled in the State of Illinois, is a wholly-owned subsidiary of Allstate Financial Insurance Holdings Corporation ("AFIHC"). Effective January 1, 2015, the Company was sold to AFIHC, a holding company domiciled in the State of Delaware. AFIHC is a wholly-owned subsidiary of The Allstate Corporation (the "Corporation").

      The Company was previously owned by Allstate Life Insurance Company ("ALIC"). ALIC is a wholly-owned subsidiary of Allstate Insurance Company ("AIC"), which is a wholly-owned subsidiary of Allstate Insurance Holdings, LLC ("AIH"), a Delaware limited liability company. AIH is a wholly-owned subsidiary of the Corporation.

      The Company is licensed to conduct business in all states except New York and in the District of Columbia. The Company began issuing new life insurance business in 2015. Its products consist of interest-sensitive and traditional life. The Company also has closed blocks of deferred and immediate fixed annuity business, and a closed variable annuity product, the assets and liabilities of which are held in a Separate Account. The Company reinsures 100% of its Separate Account business with an unaffiliated third party.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the Illinois Department of Insurance ("IL DOI"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

      The State of Illinois requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual ("APPM"), which includes all Statements of Statutory Accounting Principles ("SSAPs"), subject to any deviations prescribed or permitted by the IL DOI.

      The Company's net income and capital and surplus did not include any accounting practices prescribed or permitted by the IL DOI during 2015, 2014 and 2013.

      Accounting practices and procedures of the NAIC as prescribed or permitted by the IL DOI comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("GAAP"). The more significant differences relevant to the Company are as follows:

      a. Bonds and short-term investments are stated at amortized cost or lower of amortized cost or fair value, while under GAAP, they are carried at fair value.

      b. Realized investment capital gains or losses are reported net of related income taxes, while under GAAP, such gains or losses are reported gross of tax.

      c. Under both GAAP and the APPM, the Company is required to identify securities with other-than-temporary impairment ("OTTI") and to recognize an impairment loss.

            GAAP and the APPM have different requirements for bonds other than loan-backed and structured securities ("LBASS"), and LBASS with OTTI depending if it is credit related or intent related. Credit related OTTI results from an assessment that the entire cost basis is not expected to be recovered. Intent related OTTI results when there is a decision to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis.

            Under GAAP, for credit related OTTI, bonds other than LBASS are written down to expected recovery value. Recovery value is determined by calculating the present value of the future cash flows at the security's original or current effective rate. Under the APPM, for credit related OTTI, bonds other than LBASS, are written down to fair value. Under GAAP and the APPM, for intent related OTTI, bonds other than LBASS are written down to fair value.

            Under GAAP and the APPM, for credit related OTTI, LBASS are written down to expected recovery value. Under GAAP and the APPM, for intent related OTTI, LBASS are written down to fair value. Intent related OTTI for LBASS under the APPM, also requires that there is no intent and ability to hold the security until it recovers in value, which is not required under GAAP.

      d. The APPM requires that, if in the aggregate, the Company has a net negative cash balance it shall be reported as a negative asset. GAAP requires that such negative cash balances be reported as other liabilities.

      e. Costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts, principally agents' and brokers' remuneration and certain underwriting costs, are expensed as incurred. Under GAAP, these costs are deferred and amortized to income either over the premium paying period of the related policies in proportion to the estimated revenue on such business or in relation to the present value of estimated gross profits on such business over the estimated lives of the contracts.

      f. Both GAAP and the APPM require a provision for deferred taxes on temporary differences between the reporting and tax bases of assets and liabilities. The change in deferred taxes is reported in surplus per the APPM, while under GAAP, the change is reported in the

            Income Statement. The APPM also includes limitations as to the amount of deferred tax assets ("DTAs") that may be reported as an admitted asset. Both GAAP and the APPM require a valuation allowance for DTAs and the allowance is similarly measured.

      g. Under the APPM, the effects of reinsurance are netted against the corresponding assets or liabilities versus reported on a gross basis for GAAP.

      h. Certain reported assets, such as prepaid commissions, are designated as nonadmitted assets and are charged directly to unassigned surplus, while under GAAP, these assets are recognized on the Statements of Financial Position.

      i. Statutory policy reserves are based on mortality and interest assumptions prescribed or permitted by state statutes, without consideration of withdrawals. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company's estimates of mortality, interest and withdrawals. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus per the APPM rather than included in the determination of net gain from operations for GAAP.

      j. The asset valuation reserve ("AVR") and IMR are required by the APPM, but not GAAP.

      k. Premium receipts and benefits on certain annuity contracts and universal life-type contracts are recorded as revenue and expense for statutory purposes. Under GAAP, revenues on certain annuity contracts and universal life-type contracts are comprised of contract charges and fees, which are recognized when assessed against the policyholder account balance. Additionally, premium receipts on certain annuity contracts and universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities, while benefits are recognized as expenses in excess of the policyholder account balance.

      l. GAAP requires the presentation of comprehensive income and its components in the financial statements, which is not required by the APPM.

      m. Under the APPM, transactions between entities under common control are transferred at fair value while under GAAP they are transferred at book value. Gains on such transactions are deferred by the reporting entity under the APPM while no gains or losses should be recognized under GAAP.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with the NAIC Annual Statement Instructions and accounting practices prescribed or permitted by the IL DOI requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      INVESTMENTS

      Bonds with an NAIC designation of 1 through 5, including LBASS, are reported at amortized cost using the effective yield method. Bonds with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, LOAN-BACKED AND STRUCTURED SECURITIES.

      Mortgage loans are reported at unpaid principal balances, net of unamortized premium or discount.

      Cash equivalents are reported at amortized cost. They are readily convertible into known amounts of cash and so near to their maturity that they present an insignificant risk of change in value because of changes in interest rates.

      Short-term investments are reported at cost or amortized cost.

      Contract loans are reported at the unpaid principal and capitalized interest balance. Interest is capitalized into the loan balance each contract anniversary. Loans deemed uncollectible are written off. Loan balances in excess of cash value are nonadmitted.

      Investment income consists of interest and is recognized on an accrual basis using the effective yield method. Interest income for LBASS is determined considering estimated pay-downs, including prepayments, obtained from third party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For LBASS that are purchased with high credit quality and fixed interest rates, the effective yield is recalculated on a retrospective basis. For all other LBASS, the effective yield is recalculated on a prospective basis. In periods subsequent to the recognition of an OTTI on a bond, including LBASS, the difference between the new amortized cost basis and the cash flows expected to be collected are accreted as interest income. Accrual of income is suspended for other than temporarily impaired bonds when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when the full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value.

      Realized capital gains and losses include gains and losses on investment sales and write-downs in value due to other-than-temporary declines in fair value. Realized capital gains and losses on investment sales are determined on a specific identification basis.

      The Company has a comprehensive portfolio monitoring process to identify and evaluate each security whose carrying values may be other than temporarily impaired. For bonds, excluding LBASS, in an unrealized loss position (fair value is less than amortized cost), the Company assesses whether management with the appropriate authority has made a decision to sell the bond prior to its maturity at an amount below its carrying value. If the decision has been made to sell the bond, the bond's decline in fair value is other than temporary and the Company recognizes a realized capital loss equal to the difference between the amortized cost and the fair value of the bond at the balance sheet date the assessment is made. If the Company has not made the decision to sell the bond, but the bond's decline in value is considered other than temporarily impaired, a write-down of the amortized cost to fair value is required. For securities with an NAIC designation of 6, unrealized losses that are not deemed other than temporarily impaired are reflected in the Company's unassigned surplus.

      For LBASS, the Company assesses whether management with the appropriate authority has made a decision to sell each LBASS in an unrealized loss position or does not have the intent and ability to retain the LBASS for a period of time sufficient to recover the amortized cost basis. If either situation exists, the security's decline is other-than-temporary and the security is written down as a realized capital loss to fair value. If management has not made the decision to sell the LBASS and management intends to hold the security for a period of time sufficient to recover the amortized cost basis, the Company analyzes the present value of the discounted cash flows expected to be collected. If the present value of the discounted cash flows expected to be collected is less than the amortized cost, the security is considered other than temporarily impaired and the Company recognizes a realized capital loss for the difference between the present value of the discounted cash flows and the amortized cost. For securities with an NAIC designation of 6, unrealized losses that are not deemed other than temporarily impaired are reflected in the Company's unassigned surplus.

      Realized capital losses recognized on all bonds due to OTTI resulting from changes in the general level of interest rates are reported in IMR net of tax and amortized into the Statement of Operations. OTTI realized losses that are not a result of changes in the general level of interest rates are reported in the Statement of Operations and used in the calculation of the AVR provision, which is reported within surplus.

      The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a bond compared to its amortized cost is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential OTTI using all reasonably available information relevant to the collectibility or recovery of the security. Inherent in the Company's evaluation of OTTI for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: (1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; (2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and (3) the length of time and extent to which the fair value has been less than amortized cost or cost.

      OTTI adjustments on mortgage loans are recorded when based on the current information and events, it is probable contractual principal and interest will not be collected. OTTI adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell.

      Due and accrued investment income is recorded as an asset, with three exceptions. Due and accrued investment income on mortgage loans in default, where interest is more than 180 days past due, is nonadmitted. Due and accrued investment income for investments other than mortgage loans, that is more than 90 days past due, is nonadmitted. In addition, due and accrued investment income that is determined to be uncollectible, regardless of its age, is written off in the period that determination is made. All due and accrued investment income was admitted as of December 31, 2015 and 2014.

      AVR AND IMR

      The Company establishes the AVR and IMR as promulgated by the NAIC. The AVR offsets potential credit-related investment losses and volatility in recorded changes in fair value measurements on all invested asset categories excluding cash, contract loans, premium notes, collateral notes and income receivables. The AVR calculation is formula-based and considers the prior year reserve balance, the current year's realized credit-related (default) and equity capital gains and losses, net of capital gains tax, and the current year's unrealized capital gains and losses, net of deferred taxes thereon, applicable to the invested asset categories that are grouped within the default and equity components. The default component includes long-term bonds, preferred stocks, short-term bonds, derivatives and mortgage loans. The equity component includes common stocks, real estate and other invested assets. Other invested assets consist of investments in joint ventures, partnerships, limited liability companies, low income housing tax credit property investments, collateral loans and surplus notes. The undistributed earnings or losses from investments in joint ventures, partnerships and limited liability companies are reported as changes in unrealized capital gains and losses and included in the AVR. Cash distributions received from investments in joint ventures, partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed, whereas, any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment. Realized and unrealized capital gains increase the AVR and realized and unrealized capital losses decrease the AVR. The Company's total AVR is generally limited to a maximum amount of credit-related reserve that is calculated using a set of factors applied to the admitted asset values of the various invested asset categories. Total AVR in one sub-component of either the default or equity component that is in excess of the maximum reserve must be transferred to the "sister" sub-component if that sub-component's total AVR is below its maximum reserve. If the total AVR in either of the combined default or equity component is in excess of the combined maximum reserve, the Company may transfer the excess to the other component if that component's total AVR is below its maximum reserve, or the excess reserve may be released to unassigned surplus. In general, decreases in the Company's total invested assets portfolio will decrease the total AVR and increases will increase the total AVR.

      The IMR captures the realized capital gains and losses that result from changes in the overall level of interest rates and amortizes them into investment income over the approximate remaining life of the investments sold. The IMR includes all realized capital gains and losses, net of capital gains tax thereon, due to interest rate changes on fixed income investments, mortgage loans and derivatives, and excludes credit-related realized capital gains and losses on default component invested assets, realized capital gains and losses on equity investments and unrealized capital gains and losses. After a realized capital gain or loss has been identified as interest-related and an expected maturity date has been determined, a company may select either a grouped method or seriatim method for calculating the IMR amortization. The Company has elected to use the grouped method in calculating its IMR amortization. The total IMR is calculated by adding the current year's interest-related capital gains and losses, net of capital gains tax, to the prior year reserve and subtracting the current year's amortization released to the Statement of Operations. A negative IMR is reported as a nonadmitted asset. Make whole fees and prepayment penalties are recorded as investment income and not included in the IMR.

      PREMIUM AND ANNUITY CONSIDERATIONS

      Annual premiums for most traditional life insurance policies are recognized as revenue on the policy anniversary date. Premiums, based on modal payment, for certain immaterial traditional life insurance policies are recognized as revenue when due. Premiums for all single and flexible premium life insurance and annuity products are recognized as revenue when collected.

      Premiums written and not yet collected from policyholders are shown as a receivable, with balances older than 90 days nonadmitted. Agents' balances, another component of the receivable, are subject to a valuation allowance, with the net amount nonadmitted.

      RESERVES FOR POLICY BENEFITS

      Policy benefit reserves for traditional and flexible premium life insurance policies are computed actuarially according to the Commissioners' Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners' Annuity Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations.

      On traditional life insurance contracts, the Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not contracted in excess of the reserve as legally computed. For life contracts, the cost of additional mortality for each policy is assumed to equal the additional premium charged for that policy period and is reserved accordingly. Additional premiums are collected for policies issued on substandard lives. Reserves are held in a manner consistent with traditional policies.

      Tabular interest, tabular less actual reserves released and tabular cost are determined by formula as described in the APPM.

      REINSURANCE

      The Company has a retrocessional coinsurance agreement with ALIC, an affiliate, whereby ALIC reinsures certain assumed universal life business to the Company. Reinsurance does not extinguish ALIC's or its reinsurers' primary liability under the policies written.

      The Company also has reinsurance agreements whereby all annuity considerations and policy benefits are ceded to reinsurers. Amounts reinsured under coinsurance agreements are reflected net of reinsurance in the Statements of Financial Position. Amounts reinsured under coinsurance and modified coinsurance agreements are reflected net of reinsurance in the Statements of Operations. Reinsurance does not extinguish the Company's primary liability under the policies written. Reinsurance recoverable balances that are current and from authorized reinsurers are reported as admitted assets. Reinsurance recoverable balances from unauthorized reinsurers require collateral at least equal to the amount recoverable, or the recoverable balance is nonadmitted. All reinsurance recoverable balances that are 90 days past due are nonadmitted. If it is probable that reinsurance recoverables on paid or unpaid claim or benefit payments are uncollectible, these amounts are written-off through a charge to the Statements of Operations.

      INCOME TAXES

      The income tax provision is calculated under the liability method. DTAs and deferred tax liabilities ("DTLs") are recorded based on the difference between the statutory financial statement and tax bases of assets and liabilities at the enacted tax rates. The net change in DTAs and DTLs is applied directly to unassigned surplus. The nonadmitted portion of gross DTAs is determined by applying the rules prescribed by SSAP No. 101, INCOME TAXES ("SSAP No. 101").

      The application of SSAP No. 101 requires the Company to evaluate the recoverability of DTAs and to establish a statutory valuation allowance adjustment ("valuation allowance") if necessary to reduce the DTA to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the DTAs and DTLs; (2) whether they are ordinary or capital;
      (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the DTAs; and (7) any tax planning strategies that the Company would employ to avoid an operating loss or tax credit carryforward from expiring unused. Although the realization is not assured, management believes it is more likely than not that the DTAs, net of the valuation allowance, will be realized.

      SEPARATE ACCOUNT

      The assets of the Separate Account are carried at fair value. Separate Account liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. The Company holds reserves for variable annuity contracts at less than the fund balances carried in the Separate Account. The difference between the reserves and the fund balances of the Separate Account is transferred from the Separate Account to the General Account, as well as, premiums, contract benefits, reserve transfers, policy loans and policyholder charges. Separate Account premium deposits, benefit expenses and contract charges for mortality risk, contract and policy administration are recorded by the Company and reflected in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support variable annuity contracts accrue directly to the contractholders and, therefore, are not included in the Company's Statements of Operations.

3.    INVESTMENTS

      FAIR VALUES

      The following tables summarize the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company's bonds, excluding bonds that have been written down to fair value:

                                                                                 Gross              Gross
                                                             Statement         Unrealized         Unrealized            Fair
      (in thousands)                                           Value             Gains              Losses             Value
      ------------------------------------------------   ----------------   ----------------   ----------------   ----------------
      AS OF DECEMBER 31, 2015
      Industrial and miscellaneous                       $        379,115   $            993   $        (14,513)  $        365,595
      Special revenue                                              25,710                  -               (693)            25,017
      U.S. governments                                             25,777                438               (213)            26,002
      LBASS                                                        24,827                  -               (300)            24,527
                                                         ----------------   ----------------   ----------------   ----------------
           Total bonds                                   $        455,429   $          1,431   $        (15,719)  $        441,141
                                                         ================   ================   ================   ================

                                                                                 Gross              Gross
                                                             Statement         Unrealized         Unrealized            Fair
      (in thousands)                                           Value             Gains              Losses             Value
      ------------------------------------------------   ----------------   ----------------   ----------------   ----------------
      AS OF DECEMBER 31, 2014
      Industrial and miscellaneous                       $              -   $              -   $              -   $              -
      Special revenue                                                   -                  -                  -                  -
      U.S. governments                                              9,786                703                 (1)            10,488
      LBASS                                                             -                  -                  -                  -
                                                         ----------------   ----------------   ----------------   ----------------
           Total bonds                                   $          9,786   $            703   $             (1)  $         10,488
                                                         ================   ================   ================   ================

      UNREALIZED LOSSES

      Unrealized losses are calculated as the difference between amortized cost and fair value for the Company's investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

      The following tables summarize the fair value and gross unrealized losses of bonds and LBASS by the length of time individual securities have been in a continuous unrealized loss position:

                                                                        As of December 31, 2015
                                      --------------------------------------------------------------------------------------------
                                              Less than 12 Months                    12 Months or More
                                      -----------------------------------   -----------------------------------        Total
                                                            Unrealized                            Unrealized         Unrealized
      (in thousands)                     Fair Value           Losses           Fair Value           Losses             Losses
      -----------------------------   ----------------   ----------------   ----------------   ----------------   ----------------
      Bonds, excluding LBASS          $        352,614   $        (15,419)  $              -   $              -   $        (15,419)
      LBASS                                     24,527               (300)                 -                  -               (300)
                                      ----------------   ----------------   ----------------   ----------------   ----------------
           Total                      $        377,141   $        (15,719)  $              -   $              -   $        (15,719)
                                      ================   ================   ================   ================   ================

                                                                        As of December 31, 2014
                                      --------------------------------------------------------------------------------------------
                                              Less than 12 Months                    12 Months or More
                                      -----------------------------------   -----------------------------------        Total
                                                            Unrealized                            Unrealized         Unrealized
                                         Fair Value           Losses           Fair Value           Losses             Losses
                                      ----------------   ----------------   ----------------   ----------------   ----------------
      Bonds, excluding LBASS          $            994   $             (1)  $              -   $              -   $             (1)
      LBASS                                          -                  -                  -                  -                  -
                                      ----------------   ----------------   ----------------   ----------------   ----------------
           Total                      $            994   $             (1)  $              -   $              -   $             (1)
                                      ================   ================   ================   ================   ================

      As of December 31, 2015, $12 million of unrealized losses were related to securities with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other than temporarily impaired. Of the $12 million, $10 million were related to unrealized losses on investment grade securities. Investment grade is defined as a security having an NAIC designation of 1 or 2; a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from Standard & Poor's, Fitch, Dominion, Kroll, Realpoint or Egan Jones; a rating of aaa, aa, a or bbb from A.M. Best; or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third party rating. Unrealized losses on investment grade securities are principally related to increasing risk-free interest rates or widening credit spreads since the time of initial purchase.

      As of December 31, 2015, the remaining $4 million of unrealized losses were related to investment grade bonds in an unrealized loss position greater than or equal to 20% of amortized cost. Investment grade bonds were evaluated based on factors such as discounted cash flows and the financial condition and the near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations.

      LBASS in an unrealized loss position are evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns; (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread; and (3) for certain LBASS in an unrealized loss position, credit enhancements from reliable bond insurers, where applicable.

      As of December 31, 2015, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS with unrealized losses before recovery of the amortized cost basis. As of December 31, 2015, the Company had the intent and ability to hold LBASS with unrealized losses for a period of time sufficient for them to recover.

      SCHEDULED MATURITIES

      The scheduled maturities for bonds were as follows as of December 31, 2015:

                                                              Statement
      (in thousands)                                            Value           Fair Value
      --------------------------------------------------   ---------------   ---------------
      Due in one year or less                              $        23,463   $        23,413
      Due after one year through five years                        157,326           153,929
      Due after five years through ten years                       170,581           165,023
      Due after ten years                                           79,232            74,249
                                                           ---------------   ---------------
           Subtotal                                                430,602           416,614
      LBASS                                                         24,827            24,527
                                                           ---------------   ---------------
           Total                                           $       455,429   $       441,141
                                                           ===============   ===============

      Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

      NET REALIZED CAPITAL GAINS AND LOSSES

      Net realized capital gains and losses from investment securities including calls in 2015 consisted of the following:

                                                  Gross Realized     Gross Realized      Net Realized
      (in thousands)                                   Gains             Losses         Gains (Losses)
      ----------------------------------------   ----------------   ----------------   ----------------
      YEAR ENDED DECEMBER 31, 2015
      Bonds                                      $            133   $            544   $           (411)
      Capital gain tax expense                                                                      144
      Transferred to IMR                                                                            267
                                                                                       ----------------
           Total                                                                       $              -
                                                                                       ================

      The Company did not have net realized capital gains and losses from investment securities in 2014.

      Proceeds from sales of bonds, exclusive of calls, were $51 million in 2015. Gross gains of $133 thousand and gross losses of $544 thousand were realized on sales of bonds, exclusive of calls, during 2015. There were no proceeds from bonds in 2014.

      MORTGAGE LOANS ON REAL ESTATE

      The minimum and maximum lending rates for new mortgage loans in 2015 were 3.59% and 5.29%, respectively. The Company's mortgage loan portfolio consists solely of commercial mortgage loans of $100 million as of December 31, 2015. The entire mortgage portfolio is current in 2015. The Company did not invest in mortgage loans in 2014.

      For loans acquired during 2015, the maximum percentage of any one loan to the value of the property at the time of the loan was 72.9%.

      Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable the Company will not collect the contractual principal and interest. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

      The debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment and represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. The ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

      The following table reflects the carrying value of non-impaired fixed rate mortgage loans summarized by the debt service coverage ratio distribution as of December 31, 2015. The Company did not have variable rate mortgage loans in 2015.

      (in thousands)
      Debt service coverage ratio distribution
      ---------------------------------------------------------
      Below 1.00                                                  $              -
      1.00 - 1.25                                                                -
      1.26 - 1.50                                                           37,284
      Above 1.50                                                            62,885
                                                                  ----------------
           Total non-impaired mortgage loans                      $        100,169
                                                                  ================

      The Company's commercial mortgage loan portfolio is substantially all non-recourse to the borrower and collateralized by a variety of commercial real estate property types located throughout the United States. The following table shows the principal geographic distribution of this portfolio based on carrying value as of December 31, 2015:

      (% of commercial mortgages carrying value)
      ----------------------------------------------------------------
      Maryland                                                               20.7%
      California                                                             13.9
      Colorado                                                                9.8
      Virginia                                                                9.6
      Michigan                                                                8.6
      Ohio                                                                    8.3
      Missouri                                                                7.2
      Washington                                                              6.0
      Georgia                                                                 5.0

      The types of properties collateralizing the commercial mortgage loans based on carrying value as of December 31, 2015 were as follows:

      (% of commercial mortgages carrying value)
      ----------------------------------------------------------------
      Retail                                                                 39.5%
      Warehouse and industrial                                               27.6
      Apartment complexes                                                    12.0
      Office buildings                                                        5.8
      Other                                                                  15.1
                                                                            -----
           Total                                                            100.0%
                                                                            =====

      LOAN-BACKED SECURITIES

      The Company held LBASS as of December 31, 2015. Prepayment assumptions for LBASS were obtained from external sources and internal estimates. The Company did not recognize an OTTI on the LBASS it held in 2015.

      All of the Company's LBASS portfolio was comprised of asset-backed securities ("ABS") with an NAIC designation of 1 as of December 31, 2015. The ABS were backed by credit card receivables, equipment/aircraft leases and pass-through certificates. The Company did not hold LBASS in 2014.

      RESTRICTED ASSETS

      Restricted assets (including pledged) totaled $6 million, or 1%, of total admitted assets, and $6 million, or 52%, of total admitted assets, as of December 31, 2015 and 2014, respectively. All restricted assets were on deposit with the state insurance departments and reported in the General Account.

4.    FAIR VALUE MEASUREMENTS

      Fair value is defined, per SSAP No. 100, FAIR VALUE ("SSAP No. 100"), as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100 identified three valuation techniques which are used, either independently or in combination, to determine fair value:
      (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100 also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels; 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available.

      The Company had Level 1 assets measured and reported at fair value of $813 thousand and $1 million as of December 31, 2015 and 2014, respectively. None of the Company's liabilities were measured and reported at fair value as of December 31, 2015 or 2014. There were no asset transfers between Level 1 and Level 2 during 2015 or 2014.

      Presented below are the aggregate fair value estimates and admitted values of financial instruments as of December 31. The Company was able to estimate the fair value of all the financial instruments in 2015 and 2014.

                                                                                         2015
                                                    ------------------------------------------------------------------------------
(in thousands)                                         Aggregate       Admitted
Type of Financial Instrument                          Fair Value        Assets        (Level 1)        (Level 2)       (Level 3)
-------------------------------------------------   -------------   -------------   -------------    -------------   -------------
Bonds:
   Other than LBASS                                 $     416,614   $     430,602   $      10,028    $     406,586   $           -
   LBASS                                                   24,527          24,827               -           24,527               -
Mortgage loans on real estate                              99,142         100,169               -                -          99,142
Cash equivalents                                           20,997          20,998          14,998            5,999               -
Short-term investments                                      3,168           3,169           2,118            1,050               -
Separate Account                                              813             813             813                -               -

                                                                                         2014
                                                    ------------------------------------------------------------------------------
(in thousands)                                         Aggregate       Admitted
Type of Financial Instrument                          Fair Value        Assets        (Level 1)        (Level 2)       (Level 3)
-------------------------------------------------   -------------   -------------   -------------    -------------   -------------
Bonds:
   Other than LBASS                                 $      10,488   $       9,786   $      10,488    $           -   $           -
   LBASS                                                        -               -               -                -               -
Mortgage loans on real estate                                   -               -               -                -               -
Cash equivalents                                                -               -               -                -               -
Short-term investments                                        742             742             742                -               -
Separate Account                                            1,123           1,123           1,123                -               -

      The fair value of U.S. Treasury bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2, including LBASS, is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

      The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

      The fair value of cash equivalents and short-term investments in Level 1 is based on quoted prices or net asset values for identical assets in active markets the Company can access. The fair value of cash equivalents and short-term investments in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads or amortized cost.

      The fair value of the assets of the Separate Account is based on actively traded mutual funds that have daily quoted net asset values for identical assets the Company can access.

5.    INCOME TAXES

      The components of the net DTA/(DTL) were as follows as of December 31:

                                              2015                              2014                            Change
                                 -------------------------------  --------------------------------  -------------------------------
    (in thousands)               Ordinary    Capital     Total    Ordinary     Capital     Total    Ordinary    Capital     Total
    ---------------------------  ---------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  ---------
    Gross DTAs                   $  20,951  $      46  $  20,997  $     125  $       46  $     171  $  20,826  $       -  $  20,826
    Valuation allowance             15,576         46     15,622        120          46        166     15,456          -     15,456
                                 ---------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  ---------
    Adjusted gross DTAs          $   5,375  $       -  $   5,375  $       5  $        -  $       5  $   5,370  $       -  $   5,370
    DTAs nonadmitted                     -          -          -          -           -          -          -          -          -
                                 ---------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  ---------
    Subtotal - net admitted DTA  $   5,375  $       -  $   5,375  $       5  $        -  $       5  $   5,370  $       -  $   5,370
    DTLs                             5,375          -      5,375          5           -          5      5,370          -      5,370
                                 ---------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  ---------
    Net admitted DTA/(net DTL)   $       -  $       -  $       -  $       -  $        -  $       -  $       -  $       -  $       -
                                 =========  =========  =========  =========  ==========  =========  =========  =========  =========

      The amount of adjusted gross DTAs admitted under each component of SSAP No. 101 was as follows as of December 31:

                                                                                                              2015
                                                                                           -----------------------------------------
    (in thousands)                                                                            Ordinary       Capital        Total
    -------------------------------------------------------------------------------------  -------------  -------------  -----------
    Federal income taxes paid in prior years recoverable through loss carrybacks           $           -  $           -  $         -
    Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above)
      after application of the threshold limitation.                                                   -              -            -
        Adjusted gross DTAs expected to be realized following the balance sheet date                   -              -            -
        Adjusted gross DTAs allowed per limitation threshold                                         XXX            XXX       15,779
    Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs             5,375              -        5,375
                                                                                           -------------  -------------  -----------
    DTAs admitted as the result of application of SSAP No. 101                             $       5,375  $           -  $     5,375
                                                                                           =============  =============  ===========

                                                                                                              2014
                                                                                           -----------------------------------------
                                                                                              Ordinary       Capital        Total
                                                                                           -------------  -------------  -----------
    Federal income taxes paid in prior years recoverable through loss carrybacks           $           -  $           -  $         -
    Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above)
      after application of the threshold limitation.                                                   -              -            -
        Adjusted gross DTAs expected to be realized following the balance sheet date                   -              -            -
        Adjusted gross DTAs allowed per limitation threshold                                         XXX            XXX        1,611
    Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs                 5              -            5
                                                                                           -------------  -------------  -----------
    DTAs admitted as the result of application of SSAP No. 101                             $           5  $           -  $         5
                                                                                           =============  =============  ===========

                                                                                                             Change
                                                                                           -----------------------------------------
                                                                                              Ordinary       Capital        Total
                                                                                           -------------  -------------  -----------
    Federal income taxes paid in prior years recoverable through loss carrybacks           $           -  $           -  $         -
    Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above)
      after application of the threshold limitation.                                                   -              -            -
        Adjusted gross DTAs expected to be realized following the balance
          sheet date                                                                                   -              -            -
        Adjusted gross DTAs allowed per limitation threshold                                         XXX            XXX       14,168
    Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs             5,370              -        5,370
                                                                                           -------------  -------------  -----------
    DTAs admitted as the result of application of SSAP No. 101                             $       5,370  $           -  $     5,370
                                                                                           =============  =============  ===========

      The Company's risk based capital level used to determine the amount of DTAs admitted was as follows as of December 31:

    (in thousands)                                                                                         2015         2014
    -------------------------------------------------------------------------------------------------   ----------   ----------
    Ratio percentage used to determine recovery period and threshold limitation amount                       1,138%       2,929%
    Amount of adjusted capital and surplus used to determine recovery period and threshold limitation   $  106,550   $   10,743

      The impact of tax planning strategies on adjusted gross and net admitted DTAs was as follows as of December 31:

                                                                         2015                   2014                  Change
                                                                ---------------------  ---------------------  ---------------------
    (in thousands)                                               Ordinary    Capital    Ordinary    Capital    Ordinary    Capital
    ----------------------------------------------------------  ----------  ---------  ----------  ---------  ----------  ---------
    Determination of adjusted gross deferred tax assets and
      net admitted deferred tax assets, by tax  character as
      a percentage
    Adjusted gross DTAs                                         $    5,375  $       -   $       5  $       -  $    5,370  $       -
    Percentage of adjusted gross DTAs by tax character
      attributable to the impact of tax-planning strategies              -%         -%          -%         -%          -%         -%
    Net admitted adjusted gross DTAs                            $    5,375  $       -   $       5  $       -  $    5,370  $       -
    Percentage of net admitted adjusted gross DTAs by tax
      character admitted because of the impact of tax-planning
      strategies                                                         -%         -%          -%         -%          -%         -%

      The Company's tax planning strategies does not include the use of reinsurance.

      The Company recognized all DTLs as of December 31, 2015 and 2014.

      The tax effects of temporary differences that gave rise to significant portions of DTAs and DTLs were as follows as of December 31:

    (in thousands)                                                         2015              2014             Change
    --------------------------------------------------------------   ---------------   ---------------   ---------------
    DTAs
       Ordinary
         Policyholder reserves                                       $         2,739   $             -   $         2,739
         Deferred acquisition costs                                           12,627                 -            12,627
         Compensation and benefits accrual                                       157                 -               157
         Receivables - nonadmitted                                             5,419                 -             5,419
         Tax goodwill                                                              9               125              (116)
                                                                     ---------------   ---------------   ---------------
            Subtotal                                                 $        20,951   $           125   $        20,826

       Valuation allowance                                           $        15,576   $           120   $        15,456
                                                                     ---------------   ---------------   ---------------

       Admitted ordinary DTAs                                        $         5,375   $             5   $         5,370
                                                                     ---------------   ---------------   ---------------

       Capital
         Investments                                                 $            46   $            46   $             -
                                                                     ---------------   ---------------   ---------------
            Subtotal                                                 $            46   $            46   $             -

       Valuation allowance                                           $            46   $            46   $             -
                                                                     ---------------   ---------------   ---------------

       Admitted capital DTAs                                         $             -   $             -   $             -
                                                                     ---------------   ---------------   ---------------

       Admitted DTAs                                                 $         5,375   $             5   $         5,370
                                                                     ---------------   ---------------   ---------------
    DTLs
       Ordinary
         Investments                                                 $            30   $             5   $            25
         Prepaid commissions                                                   5,345                 -             5,345
                                                                     ---------------   ---------------   ---------------
       DTLs                                                          $         5,375   $             5   $         5,370
                                                                     ---------------   ---------------   ---------------

    Net DTAs/DTLs                                                    $             -   $             -   $             -
                                                                     ===============   ===============   ===============

      The change in net deferred income tax comprises the following as of December 31 (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

    (in thousands)                                                         2015              2014             Change
    --------------------------------------------------------------   ---------------   ---------------   ---------------
    Total DTAs                                                       $         5,375   $             5   $         5,370
    Total DTLs                                                                 5,375                 5             5,370
                                                                     ---------------   ---------------   ---------------
       Net DTAs (DTLs)                                               $             -   $             -                 -
                                                                     ===============   ===============
    Tax effect of unrealized gains (losses)                                                                            -
                                                                                                         ---------------
       Change in net deferred income tax                                                                               -
    Tax effect of nonadmitted assets                                                                              (5,419)
                                                                                                         ---------------
       Change in net deferred income tax relating to the provision                                       $        (5,419)
                                                                                                         ===============

                                                                           2014              2013             Change
                                                                     ---------------   ---------------   ---------------
     Total DTAs                                                      $             5   $           286   $          (281)
     Total DTLs                                                                    5                 3                 2
                                                                     ---------------   ---------------   ---------------
        Net DTAs (DTLs)                                              $             -   $           283              (283)
                                                                     ===============   ===============
     Tax effect of unrealized gains (losses)                                                                           -
                                                                                                         ---------------
        Change in net deferred income tax                                                                           (283)
                                                                                                         ---------------
        Change in net deferred income tax relating to the provision                                      $          (283)
                                                                                                         ===============

                                                                           2013              2012             Change
                                                                     ---------------   ---------------   ---------------
     Total DTAs                                                      $           286   $           401   $          (115)
     Total DTLs                                                                    3                 2                 1
                                                                     ---------------   ---------------   ---------------
        Net DTAs (DTLs)                                              $           283   $           399              (116)
                                                                     ===============   ===============
     Tax effect of unrealized gains (losses)                                                                           -
                                                                                                         ---------------
        Change in net deferred income tax                                                                           (116)
                                                                                                         ---------------
        Change in net deferred income tax relating to the provision                                      $          (116)
                                                                                                         ===============

      The provision for incurred income taxes for the years ended December 31 was:

    (in thousands)                                                         12/31/2015         12/31/2014           Change
                                                                       -----------------  -----------------  -----------------
    Current Income Tax
       Federal                                                         $         450,716  $         (71,999) $         522,715
       Federal income tax on net capital gains                                  (143,655)                 -           (143,655)
                                                                       -----------------  -----------------  -----------------
         Federal and foreign income taxes incurred                     $         307,061  $         (71,999) $         379,060
                                                                       =================  =================  =================

      The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of December 31:

                                                           2015                        2014                        2013
                                                 ------------------------    ------------------------    ------------------------
                                                               Effective                   Effective                   Effective
      (in thousands)                               Amount      Tax Rate        Amount      Tax Rate        Amount      Tax Rate
      ----------------------------------------   ----------   -----------    ----------   -----------    ----------   -----------
      Provision computed at statutory rate       $  (16,028)         35.0%   $       70          35.0%   $       15          35.0%
      Statutory valuation deduction                  15,456         (33.8)          166          83.0             -             -
      Reversal of IMR transfer - reinsurance          7,248         (15.8)            -             -             -             -
      IMR amortization                                 (965)          2.1           (24)        (11.8)          (24)        (57.4)
      Dividend received deduction                        (2)            -            (2)         (1.1)           (3)         (5.8)
      Other                                              17             -             1           0.2             -           0.1
      Change in net deferred income taxes            (5,419)         11.8          (283)       (141.3)         (116)       (276.4)
                                                 ----------   -----------    ----------   -----------    ----------   -----------
           Total statutory income taxes          $      307          (0.7)%  $      (72)        (36.0)%  $     (128)       (304.5)%
                                                 ==========   ===========    ==========   ===========    ==========   ===========

      The provision for incurred federal income taxes was $307 thousand, ($72) thousand and ($128) thousand in 2015, 2014 and 2013, respectively, and will be available for recoupment in the event of future net losses.

      The Company joins the Corporation and its 62 domestic subsidiaries in the filing of a consolidated income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member's federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return. In years when the consolidated tax return results in an alternative minimum tax liability, the regular tax is allocated first as described above, and the excess of the alternative minimum tax over the regular tax is allocated to the members whose tax posture gives rise to the alternative minimum tax.

6.    INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES
      RELATED PARTY TRANSACTIONS

      The Company is a wholly-owned subsidiary of AFIHC, a holding company domiciled in the state of Delaware. AFIHC is a wholly-owned subsidiary of the Corporation. AFIHC purchased the outstanding shares of the Company from ALIC effective January 1, 2015.

      A capital contribution totaling $69 million, consisting of bonds with fair values of $65 million and accrued interest of $587 thousand and $4 million in cash was received by the Company from its parent, AFIHC on September 15, 2015 and September 16, 2015, respectively. On March 30, 2015, the Company received a cash capital contribution of $88 million from AFIHC. These were the only transactions entered into by the Company with related parties in 2015 that involved more than 1/2 of 1% of the Company's admitted assets. Activity resulting from reinsurance agreements, insurance contracts or cost allocation transactions in accordance with intercompany agreement provisions was excluded.

      The Company reported the following amounts as payable to affiliates as of December 31:

      (in thousands)                                  2015              2014
      ----------------------------------------  ----------------  ----------------
      ALIC                                      $          7,401  $              -
      AIC                                                  5,988                10
      Allstate Investment, LLC ("AILLC")                     129                 2
                                                ----------------  ----------------
           Total                                $         13,518  $             12
                                                ================  ================

      The Company reported $1 thousand as receivable from Allstate New Jersey Insurance Company as of December 31, 2015. The Company did not report receivables from affiliates as of December 31, 2014. Intercompany receivables and payables are evaluated on an individual company basis. Net intercompany balances less than $1 million and those equal to or greater than $1 million are generally settled quarterly and monthly, respectively.

      SIGNIFICANT RELATED PARTY AGREEMENTS

      The Company, the Corporation and certain of its affiliated insurance companies are parties to an Amended and Restated Service and Expense Agreement (the "Agreement") pursuant to which AIC provides access to a variety of services, including the utilization of shared bank accounts for cash collections and disbursements in certain situations. The Agreement provides for cost sharing and allocation of operating expense among the parties.

      The Company is a party to the Investment Management Agreement with AILLC whereby AILLC provides investment management services and advice.

      On September 17, 2015, the Company was added to the Amended and Restated Intercompany Liquidity Agreement ("Liquidity Agreement"), which previously included ALIC, AIC, Road Bay Investments, LLC, Allstate Finance Company, LLC and the Corporation as parties. The Liquidity Agreement allows for short-term advances of funds to be made between parties for liquidity and other general corporate purposes, but does not establish a commitment to advance funds on the part of any party. The Company serves as a borrower only with a limit of $100 million with a one-year term. The aggregate amount of advances made or received for all parties is limited to $1 billion. The Company had no outstanding amounts under the Liquidity Agreement as of December 31, 2015.

      The Company is a party to a federal income tax allocation agreement with the Corporation.

7.    COMPANY BENEFIT PLANS

      The Company utilizes the services of AIC employees. AIC and the Corporation provide various benefits, including defined benefit pension plans, certain health care and life insurance benefits for certain eligible employees, retired employees and employee-agents and participation in The Allstate 401(K) Savings Plan. The Company was allocated an appropriate share of the costs associated with these benefits in accordance with the Agreement. The Company's allocated share of these benefits was $1 million in 2015. The Company's allocated share of these benefits was immaterial in 2014 and 2013. In addition, certain AIC employees also participate in a share-based payment plan, The Allstate Corporation 2013 Equity Incentive Plan. Currently, awards of nonqualified stock options, restricted stock units, and performance stock awards are granted to certain employees of AIC. The Company is allocated expenses associated with the costs, determined at the individual participant level. The Company's allocated share of these costs was $214 thousand in 2015. The Company's allocated share of these costs was immaterial in 2014 and 2013. Contractually, the Company's obligations are limited to its share of the allocated service costs.

8.    CAPITAL AND SURPLUS

      UNASSIGNED SURPLUS

      The components contributing to the cumulative increase or (reduction) of unassigned surplus as of December 31 were as follows:

      (in thousands)                                          2015               2014
      ----------------------------------------------   -----------------   ----------------
      Nonadmitted assets                               $         (15,715)  $           (231)
      AVR                                                         (1,355)                (2)

      DIVIDEND RESTRICTIONS

      The ability of the Company to pay dividends is generally dependent on business conditions, income, cash requirements and other relevant factors. More specifically, the Illinois Insurance Code ("Code") provides a two-step process. First, no dividend may be declared or paid except from earned (unassigned) surplus, as distinguished from contributed surplus, nor when the payment of a dividend reduces surplus below the minimum amount required by the Code. Secondly, a determination of the ordinary versus extraordinary dividends that can be paid is formula based and considers net income and capital and surplus, as well as the timing and amounts of dividends paid in the preceding twelve months as specified by the Code. Ordinary dividends to shareholders do not require prior approval of the IL DOI. Dividends are not cumulative. As of December 31, 2015, the Company cannot declare or pay dividends without the prior approval of the IL DOI because of its negative unassigned surplus position.

9.    REINSURANCE

      Effective April 1, 2015, the Company and ALIC entered into a reinsurance agreement whereby ALIC retroceded to the Company 100% of its liability for certain universal life policies that was originally written by Surety Life Insurance Company, a former affiliate, Great Southern Life Insurance Company and Security Life of Denver Insurance Company. ALIC transferred assets of $499 million and ceded statutory policy liabilities of $478 million, net of third party reinsurance, plus an adjustment for the interest maintenance reserve of $21 million to the Company in connection with this agreement. In addition, this reinsurance transaction resulted in a loss of $23 million due to tax expense related to the IMR transfer and the tax impacts for acquisition expenses and reserves for which the gross deferred tax asset was offset by the valuation allowance adjustment.

      Reinsurance assumed information under the terms of the reinsurance agreement with ALIC was as follows:

      (in thousands)                            2015               2014               2013
      --------------------------------   -----------------   ----------------   ----------------
      Life insurance premiums            $         530,698   $              -   $              -
      Policy benefits                               56,221                  -                  -

      The Company had previously written single premium annuities. This single premium annuity business of the Company was transferred to the Paul Revere Life Insurance Company ("Paul Revere") via an indemnity reinsurance agreement effective December 31, 2000. Reserves and related assets of $179 million at December 31, 2000 were transferred in accordance with the agreement. Effective March 31, 2015, certain annuity contracts that were 100% reinsured with Paul Revere Life were novated. The estimated amount of reserves associated with the novated contracts was $113 million. Reserve credits taken were $2 million and $116 million as of December 31, 2015 and 2014, respectively.

      Reinsurance ceded information under the terms of the reinsurance agreement with Paul Revere was as follows:

      (in thousands)                          2015              2014              2013
      --------------------------------   ---------------   ---------------   ---------------
      Annuity and other fund deposits    $             -   $             -   $             -
      Surrender and other benefits                 3,922            15,461            15,765

      During 1998, the Company also reinsured, on a 100% coinsurance basis, its inforce block of individual tax-sheltered annuity business with The Variable Annuity Life Insurance Company ("VALIC"). Reserve credits taken were $11 million as of December 31, 2015 and 2014.

      Reinsurance ceded information under the terms of the reinsurance agreement with VALIC was as follows:

      (in thousands)                                        2015              2014               2013
      ---------------------------------------------   ----------------  -----------------  ----------------
      Annuity and other fund deposits                 $            193  $             221  $            152
      Surrender benefits and other fund withdrawals                509                539               808
      Variable annuity benefits                                    287                 66                93

      Effective April 1, 2015, the Company entered into a reinsurance agreement with Swiss Re Life & Health America, Inc. ("Swiss Re") whereby the Company reinsures some of its term and universal life business to Swiss Re on a yearly renewable term basis. As of December 31, 2015, the agreements were not signed and approved; however, the Company received a binding letter of intent. Reserve credits taken were $22 thousand.

10. DIRECT PREMIUM WRITTEN/PRODUCED BY MANAGING GENERAL AGENTS ("MGA")/THIRD PARTY ADMINISTRATORS ("TPA")

      The aggregate amount of direct premiums written/produced by MGA/TPA was $193 thousand, $221 thousand and $152 thousand for 2015, 2014 and 2013, respectively, which was less than 5% of the Company's surplus. All direct premiums written/produced by MGA/TPA were ceded to external reinsurers.

11. ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT-TYPE LIABILITIES BY WITHDRAWAL CHARACTERISTICS

      Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies were as follows as of December 31:

                                                                                               2015
                                                                ------------------------------------------------------------------
                                                                                     Separate
                                                                    General        Account Non-
      (in thousands)                                                Account         guaranteed         Total          % of Total
      -------------------------------------------------------   ---------------  ---------------  ---------------  ---------------
      Subject to discretionary withdrawal:
      With market value adjustment                              $             -  $             -  $             -                -%
      At book value less current surrender                                                                                       -
        charge of 5% or more                                                  -                -                -
      At fair value                                                           -              808              808              5.9
                                                                ---------------  ---------------  ---------------  ---------------
          Total with market value adjustment or at
            fair value                                                        -              808              808              5.9
      At book value without adjustment (minimal or no charge
        or adjustment)                                                   11,720                -           11,720             86.3
      Not subject to discretionary withdrawal                             1,058                -            1,058              7.8
                                                                ---------------  ---------------  ---------------  ---------------
          Total (gross: direct + assumed)                                12,778              808           13,586            100.0%
                                                                                                                   ===============
      Reinsurance ceded                                                  12,778                -           12,778
                                                                ---------------  ---------------  ---------------
          Total (net)*                                          $             -  $           808  $           808
                                                                ===============  ===============  ===============

                                                                                         2014
                                                                ------------------------------------------------------------------
                                                                                     Separate
                                                                    General        Account Non-
      (in thousands)                                                Account         guaranteed         Total          % of Total
      -------------------------------------------------------   ---------------  ---------------  ---------------   ---------------
      Subject to discretionary withdrawal:
      With market value adjustment                              $             -  $             -  $             -                 -%
      At book value less current surrender                                    -                -                -                 -
      charge of 5% or more                                                    -                -                -                 -
      At fair value                                                           -            1,118            1,118               0.9
                                                                ---------------  ---------------  ---------------   ---------------
          Total with market value adjustment or at
            fair value                                                        -            1,118            1,118               0.9
      At book value without adjustment (minimal or no charge
         or adjustment)                                                  11,737                -           11,737               9.1
      Not subject to discretionary withdrawal                           115,513                -          115,513              90.0
                                                                ---------------  ---------------  ---------------   ---------------
          Total (gross: direct + assumed)                               127,250            1,118          128,368             100.0%
                                                                                                                    ===============
      Reinsurance ceded                                                (127,250)               -         (127,250)
                                                                ---------------  ---------------  ---------------
          Total (net)*                                          $             -  $         1,118  $         1,118
                                                                ===============  ===============  ===============

     *Reconciliation of total annuity actuarial reserves and deposit liabilities was as follows as of December 31:

     (in thousands)                                          2015               2014
     ------------------------------------------------   ----------------   ----------------
     Separate Accounts Annual Statement:
     Exhibit 3, Line 0299999, Column 2                  $            183   $            222
     Other contract deposit funds                                    625                896
                                                        ----------------   ----------------
          Total                                         $            808   $          1,118
                                                        ================   ================

12.   PREMIUMS AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

      Deferred and uncollected life insurance premiums and annuity considerations, net of reinsurance, as of December 31, 2015 is presented in the table below. The Company did not have deferred and uncollected life insurance premiums and annuity considerations, net of reinsurance, as of December 31, 2014.

      (in thousands)                                                    2015
                                                         -----------------------------------
                                                                                Net of
      Type                                                    Gross             Loading
      ------------------------------------------------   ----------------   ----------------
      Ordinary new business                              $         15,310   $          5,863
      Ordinary renewal                                                  -                  -
      Credit life                                                       -                  -
      Group life                                                        -                  -
      Group annuity                                                     -                  -
                                                         ----------------   ----------------
           Total                                         $         15,310   $          5,863
                                                         ================   ================

13.   SEPARATE ACCOUNTS

      The Separate Account contains only variable annuity contracts which the Company discontinued offering on February 1, 1984. The Separate Account is registered under the Investment Company Act of 1940 (the "Act") as an open-end diversified investment company and is registered with the Securities and Exchange Commission ("SEC"). Through the Separate Account, the Company sets aside, separate and apart from its general assets, assets attributable to the variable portion of its variable annuity contracts. The legal insulation of the Separate Account assets prevents such assets from being generally available to satisfy claims resulting from the General Account. As of December 31, 2015 and 2014, all assets of the Separate Account were legally insulated. Registration under the Act does not involve supervision of management or investment practices or policies by the SEC.

      The Company's Separate Account was attributed to the following product/transaction as of December 31:

      (in thousands)                                          2015               2014
                                                       -----------------  ----------------
                                                            Legally            Legally
                                                           insulated          insulated
      Product/transaction                                    assets            assets
      -----------------------------------------------  -----------------  ----------------
      Variable annuity contracts                       $             813  $          1,123
                                                       -----------------  ----------------
         Total                                         $             813  $          1,123
                                                       =================  ================

      Some of the Separate Account liabilities are guaranteed by the General Account. As of December 31, 2015 and 2014, the Company had a maximum guarantee for Separate Account liabilities of zero since the accumulated value is greater than the accumulated premium for each contract. To compensate the General Account for the risk taken, the Separate Account paid risk charges of $7 thousand and $8 thousand in 2015 and 2014, respectively. The General Account did not pay any amounts for Separate Account guarantees in 2015 or 2014.

      The Separate Account primarily invests in common stock, however, there may be times that holding common stock may not be the best method of achieving the Separate Account's primary objective, and thus assets may also be invested in preferred stocks, corporate bonds, stock warrants or options or real estate. The primary investment objective of the Separate Account is long-term growth. There can be no assurance that the investment objective will be attained.

      The Separate Account reserves for its non-guaranteed accounts with supporting assets valued at fair value totaled $808 thousand and $1 million as of December 31, 2015 and 2014, respectively. Separate Account assets subject to discretionary withdrawal totaled $625 thousand and $1 million as of December 31, 2015 and 2014, respectively.

      Reconciliation of net transfers to or (from) the Separate Account for the years ended December 31 was as follows:

      (in thousands)                                                     2015              2014               2013
      ----------------------------------------------------------    --------------   ----------------   ----------------
      Transfers as reported in the Summary of Operations of the
         Separate Account Annual Statements:
      Transfers from Separate Account                               $          (34)  $            (24)  $            (39)
      Reconciling adjustments:
      Transfers on account of deposit-type contracts                          (253)               (42)               (54)
      Change in other transfers to General Account due                           7                  -                  1
                                                                    --------------   ----------------   ----------------
      Transfers as reported in the Statements of Operations         $         (280)  $            (66)  $            (92)
                                                                    ==============   ================   ================

14.   OTHER ITEMS

      NEW YORK LICENSE WITHDRAWAL

      With the approval of the New York Department of Financial Services ("NYDFS"), the Company withdrew its New York license in the first quarter of 2015. In connection with the Company's plan to withdraw its license, the NYDFS required an affiliate of the Company, ALIC, to establish a custodial account for the protection of the Company's New York issued business. As required by the NYDFS, the custodial account is to be maintained with a minimum amount of assets which may vary over time. As of December 31, 2015, the balance in the custodial account was $3 million.

      BALANCES REASONABLY POSSIBLE TO BE UNCOLLECTIBLE

      Agents' balances receivable are 100% nonadmitted after the establishment of a valuation allowance. The allowance balance for admitted agents' balances receivable was $15 thousand as of December 31, 2015. The Company did not record an allowance for uncollectible agents' balances as of December 31, 2014.

      AMOUNT OF INSURANCE FOR GROSS PREMIUM LESS THAN NET PREMIUMS

      As of December 31, 2015, the Company had $1.1 billion of insurance in force for which the gross premiums were less than the net premiums according to the standards of valuation set by the State of Illinois. Reserves to cover the above insurance totaled $7 million as of December 31, 2015. The Company did not have insurance in force for which the gross premiums were less than the net premiums according to the standards of valuation set by the State of Illinois as of December 31, 2014.

      OTHER RESERVE CHANGES FOR LIFE AND ANNUITY CONTRACTS

      Other reserve changes in 2015 were as follows:

      (in thousands)
      Life Insurance                                       Total            Ordinary            Group
      ----------------------------------------------  ----------------  -----------------  ----------------
      Reserves assumed as of April 1, 2015            $        472,280  $         467,957  $          4,323
                                                      ----------------  -----------------  ----------------
        Total                                         $        472,280  $         467,957  $          4,323
                                                      ================  =================  ================

      The Company did not have other reserve changes in 2014.

15.   EVENTS SUBSEQUENT

      An evaluation of subsequent events was made through April 27, 2016, the date the audited financial statements were available to be issued. There were no significant subsequent events requiring adjustment to or disclosure in the financial statements.

                                  * * * * * *

                                     PART C
                               OTHER INFORMATION

Item 26. EXHIBITS
(a) Resolution of the Board of Directors of Allstate Assurance Company authorizing establishment of Registrant. (Filed herewith)

(b)  Custodian  Agreement  (Not  Applicable)

(c)  (i)  Principal  Underwriting  Agreement

     (a) Amended and Restated Principal Underwriting Agreement by and between Allstate Assurance Company and Allstate Distributors, LLC, (to be filed by pre-effective amendment)

          (ii)  Form  of  Selling  Agreement  (Not  Applicable)

          (iii) Schedule  of  Sales  Commissions  (Not  Applicable)

(d) Form of the FutureVest Flexible Premium Variable Adjustable Life Policy (Filed herewith)

(e) Form of the FutureVest Flexible Premium Variable Adjustable Life Application Form (Filed herewith)

(f) (1) Articles of Reorganization for Provident National Assurance Company (Filed herewith)

     (2) Amended and Reinstated By-laws of Allstate Assurance Company (Filed herewith)

(g)  Contracts  of  Reinsurance

     (1) Amended and Restated Reinsurance Agreement by and between Allstate Assurance Company and Allstate Life Insurance Company. (to be filed by pre-effective amendment)



(h)  Fund  Participation  Agreements:

     (1) Participation Agreement between The Alger American Fund and Allstate Assurance Company (Filed herewith)

     (2) Participation Agreement between AIM Variable Insurance Funds (Invesco Variable Insurance Products) and Allstate Assurance Company (Filed herewith)

     (3) Participation Agreement between ALPS Variable Investment Trust and Allstate Assurance Company (Filed herewith)

     (4) Participation Agreement between Fidelity(R) Variable Insurance Products and Allstate Assurance Company (Filed herewith)

     (5) Participation Agreement between Janus Aspen Series and Allstate Assurance Company (Filed herewith)

(i) Administrative Contracts

     (1) Amended and Restated Administrative Services Agreement (Not Applicable)

(j)  Other  Material  Contracts

     (1) Partial  Commutation  Agreement (Not Applicable)

(k)  Opinion  and  Consent  of  Counsel  (Filed  herewith)

(l)  Actuarial  Opinion  and  Consent  (Filed  herewith)

(m)  Sample  Calculations  (Filed  herewith)

(n)  Other  Consents

     (1) Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP (filed herewith)

(o)  Omitted  financial  statements  (Not  Applicable)

(p)  Initial  Capital  Arrangements  (Not  Applicable)

(q) Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) (Filed herewith)

(99)(a)Form of Powers of Attorney for Angela K. Fontana, Mary Jane Fortin, Mario Imbarrato, Katherine A. Mabe, Harry R. Miller, Samuel H. Pilch, John P. Rugel, Steven E. Shebik, Steven P. Sorenson and Thomas J. Wilson. (filed herewith)



Item 27. EXECUTIVE OFFICERS AND DIRECTORS OF ALLSTATE ASSURANCE COMPANY

Our directors and officers are listed below. The principal business address of each of the officers and directors listed below is 1221 N Street, Suite 200, Lincoln, Nebraska 68508.

NAME                         POSITION/OFFICE WITH DEPOSITOR

Fontana, Angela K.           Director, Vice President, General Counsel and Secretary
Fortin, Mary Jane            Director and President
Imbarrato, Mario             Director, Vice President and Chief Financial Officer
Miller, Harry R.             Director, Senior Vice President and Chief Risk Officer
Mabe, Katherine A.           Director
Pilch, Samuel H.             Director, Senior Group Vice President and Controller
Rugel, P. John               Director and Senior Vice President
Shebik, Steven E.            Director, Executive Vice President and acting Chief Investment Officer
Sorenson, Steven P.          Director
Wilson, Thomas J.            Director and Chairman of the Board
Winter, Matthew E.           Director and Chief Executive Officer
Harper, D. Scott             Senior Vice President and Assistant Treasurer
Hirsch, Marilyn V.           Senior Vice President
Merten, Jesse E.             Senior Vice President and Treasurer
Noll, P. Kelly               Senior Vice President and Chief Privacy Officer
Trudan, Dan E.               Senior Vice President
Andrew, Grant S.             Vice President
DeCoursey, Randal            Vice President
Miller, Steven M.            Vice President
Neely, Stephanie D.          Vice President and Assistant Treasurer
Nelson, Mary K.              Vice President
Resnick, Theresa M.          Vice President and Appointed Actuary
Kirchhoff, Tracy M.          Chief Compliance Officer
Cruz, Lori A.                Assistant Secretary
Gordon, Daniel G.            Assistant Secretary
Lapham, Elizabeth J.         Assistant Secretary
Quinn, Mary Jo               Assistant Secretary
Stultz, Elliot A.            Assistant Secretary
Willemsen, Lisette S.        Assistant Secretary
Fiarito, Frank R.            Authorized Representative
Helsdingen, Thomas H.        Authorized Representative
Miller, Merlin L.            Illustration Actuary


Item 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Item 29: INDEMNIFICATION

     The Amended and Restated Bylaws of Allstate Assurance Company (Depositor) provide for the indemnification of its directors and officers against expenses, judgments, fines and amounts paid in settlement as incurred by such person, so long as such person shall not have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company. This right of indemnity is not exclusive of other rights to which a director or officer may otherwise be entitled. Allstate Assurance Company has obtained directors and officers liability insurance which insures against certain liabilities that the directors and officers of Allstate Assurance Company and its subsidiaries, may, in such capacities, incur.

     The By-Laws of ADLLC (Distributor) provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of Delaware law. In general, Delaware law provides that a corporation may indemnify a director, officer, employee or agent against expenses, judgments, fines and amounts paid in settlement if that individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification shall be made for expenses, including attorney's fees, if the person shall have been judged to be liable to the corporation unless a court determines such person is entitled to such indemnity. Expenses incurred by such individual in defending any action or proceeding may be advanced by the corporation so long as the individual agrees to repay the corporation if it is later determined that he or she is not entitled to such indemnification.

     Under the terms of the Amended and Restated Principal Underwriting Agreement, Depositor agrees to indemnify and hold harmless Distributor against all losses arising out of or based upon (a) the failure of Depositor to perform any of its obligations under the agreement, (b) the inaccuracy of any warranty or representation of Depositor made in the agreement, (c)(i) any untrue statement or alleged untrue statement of a material fact or omission contained in any registration statement or prospectus relating to a Distributor-sold Policy or any interest offered under a Distributor-sold Policy or any amendment thereof, based on information provided in writing by Depositor after the date of the agreement, expressly for use by Allstate Life Insurance Company, as Administrator under the Administrative Services Agreement, in the preparation of such registration statement or prospectus, and (ii) any untrue statement or alleged untrue statement of a material fact or omission contained in any registration statement or prospectus or other product materials relating to an MBA-sold Policy or any interest offered under an MBA-sold Policy or any amendment thereof, except to the extent such statement or omission was made in reliance upon information furnished in writing to Depositor by Distributor after the date of the agreement; (d) any negligence or willful misconduct or violation of applicable law by Depositor and/or any of its officers, employees, agents or representatives in performing its obligations under the agreement with respect to the policies that are the subject of the agreement, and/or (e) any successful enforcement of the indemnity in the agreement; provided that, (x) Depositor will have no obligation to indemnify the Distributor to the extent such loss results from (i) any act or omission resulting from the negligence or willful misconduct of Distributor after the date of the agreement, or (ii) any violation by Distributor of its obligations under the agreement; and (y) Depositor will have no obligation under the agreement to indemnify the Distributor for any loss to the extent that such loss was caused by Allstate Life Insurance Company in its performance of services on behalf of Depositor under the Administrative Services Agreement.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. PRINCIPAL UNDERWRITERS

     Allstate Distributors, L.L.C, ("ADLLC") serves as principal underwriter and distributor of the Policies. ADLLC is a wholly-owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of FINRA.

     As stated in the SAI, under the underwriting agreement for the Policies, Allstate Assurance Company reimburses ADLLC for expenses incurred in distributing the Policies, including liability arising from services Lincoln Benefit provides on the Policies.

     ADLLC also serves as distributor for the Allstate Assurance Company Variable Life Separate Account, which is another separate account of Lincoln Benefit. In addition, ADLLC serves as the principal distributor of certain annuity and insurance products issued by the following companies and separate accounts, all of which are affiliates of ADLLC:

   Allstate Financial Advisors Separate Account I
   Allstate Life Variable Life Separate Account A
   Allstate Life of New York Separate Account A
   Allstate Life of New York Variable Life Separate Account A
   Intramerica Variable Annuity Account
   Lincoln Benefit Life Variable Life Account

The following are the directors and officers of ADLLC. The principal business address of each of the officers and directors listed below is 3075 Sanders Road, Northbrook, IL 60062.

Name                          Position with Distributor

Fontana, Angela K.            Manager and Assistant Secretary
Fortin, Mary Jane             Manager and Chairman of the Board
Imbarrato, Mario              Manager
Nelson, Mary K.               Manager and Vice President - Operations
Rugel, P. John                Manager
Harper, D. Scott              Senior Vice President and Assistant Treasurer
Merten, Jesse E.              Senior Vice President and Assistant Treasurer
Noll, P. Kelly                Senior Vice President and Chief Privacy Officer
Goll, Marian                  Vice President and Treasurer
Neely, Stephanie D.           Vice President and Assistant Treasurer
Reed, Allen R.                Vice President, General Counsel and Secretary
Goldstein, Dana               Chief Compliance Officer
Gordon, Daniel G.             Assistant Secretary
Willemsen, Lisette S.         Assistant Secretary



Item 31. LOCATION OF ACCOUNTS AND RECORDS

     The Depositor, Allstate Assurance Company, is located at 3075 Sanders Road, Northbrook, Illinois 60062.

     The Principal Underwriter, ADLLC, is located at 3075 Sanders Road, Northbrook, Illinois 60062.

     The Administrator of the Separate Account and the Administrative Service Provider, Allstate Life Insurance Company, is located at 3075 Sanders Road, Northbrook, IL 60062.

     Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 32. MANAGEMENT SERVICES
     None.

Item 33. REPRESENTATION OF REASONABLENESS OF FEES

     Allstate Assurance Company hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Assurance Company.


                                   SIGNATURES
Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the Township of Northfield, and State of Illinois on November 3, 2016.

                    ALLSTATE ASSURANCE VARIABLE LIFE ACCOUNT
                                  (Registrant)
                         By: ALLSTATE ASSURANCE COMPANY

                           By: /s/ Matthew E. Winter
                           -------------------------
                               Matthew E. Winter
                      Director and Chief Executive Officer

                           ALLSTATE ASSURANCE COMPANY
                                  (Depositor)
                           By: /s/ Matthew E. Winter
                           -------------------------
                               Matthew E. Winter
                      Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities indicated on November 3, 2016.


 (Signature)                                    (Title)

 */ Angela K. Fontana                         Director, Vice President, General Counsel and Secretary
-----------------------------
Angela K. Fontana


*/ Mary Jane Fortin                           Director and President
----------------------------
Mary Jane Fortin


*/ Mario Imbarrato                            Director, Vice President and Chief Financial Officer
----------------------------                  (Principal Financial Officer)
Mario Imbarrato


*/ Katherine A. Mabe                          Director
-------------------------------
Katherine A. Mabe


*/ Harry R. Miller                            Director, Senior Vice President and Chief Risk Officer
-------------------------
Harry R. Miller


*/ Samuel H. Pilch                            Director, Senior Group Vice President and Controller
--------------------------                    (Principal Accounting Officer)
Samuel H. Pilch


*/ John P. Rugel                              Director and Senior Vice President
-----------------------
John P. Rugel


*/ Steven E. Shebik                           Director, Executive Vice President and
---------------------------                   acting Chief Investment Officer
Steven E. Shebik


*/ Steven P. Sorenson                         Director
-------------------------------
Steven P. Sorenson


*/ Thomas J.  Wilson                          Director and Chairman of the Board
----------------------------
Thomas J. Wilson



*/s/ Matthew E. Winter                        Director and Chief Executive Officer
----------------------                        (Principal Executive Officer)
Matthew E. Winter

         * By Matthew E. Winter, pursuant to Power of Attorney



                               INDEX TO EXHIBITS
                     TO REGISTRATION STATEMENT ON FORM N-6
                    ALLSTATE ASSURANCE VARIABLE LIFE ACCOUNT

EXHIBIT NO.         SEQUENTIAL PAGE NO.
26(a)               Consent of Board of Directors
26(d)               Form of the FutureVest Flexible Premium Variable Adjustable Life Policy
26(e)               Form of the FutureVest Flexible Premium Variable Adjustable Life Application Form
26(f)(1)            Articles of Reorganization for Provident National Assurance Company
26(f)(2)            Amended and Reinstated By-laws of Allstate Assurance Company
26(h)(1)            Participation Agreement between The Alger American Fund and
                    Allstate Assurance  Company
26(h)(2)            Participation Agreement between AIM Variable Insurance Funds (Invesco Variable
                    Insurance Products) and Allstate Assurance Company
26(h)(3)            Participation Agreement between ALPS Variable Investment Trust and Allstate
                    Assurance Company
26(h)(4)            Participation Agreement between Fidelity(R) Variable Insurance Products and Allstate
                    Assurance Company
26(h)(5)            Participation Agreement between Janus Aspen Series and Allstate Assurance Company
26(k)               Opinion and Consent of Counsel
26(l)               Actuarial  Opinion  and  Consent
26(m)               Sample Calculations
26(n)(1)            Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
26(q)               Procedures  Memorandum  pursuant  to  Rule  6e-3(T)(b)(12)(iii)
(99)(a)             Form of Powers of Attorney for Mary Jane Fortin, Mario Imbarrato, Katherine A. Mabe,
                    Harry R. Miller, Samuel H. Pilch, John P. Rugel, Steven E. Shebik, Steven P. Sorenson,
                    Thomas J. Wilson, Angela K. Fontana